
05005064

December 17, 2004

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Filing Desk

Sumitomo Mitsui Financial Group, Inc. ("SMFG")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

File No. 82-4395

Dear Sir/Madam:

The following information is being furnished to the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act") and consists of information that SMFG (i) has been required to make public pursuant to the laws of Japan, (ii) has filed with the exchanges on which its common stock is listed and which has been made public by such exchanges, or (iii) has distributed to its security holders, during the period from October 1 2004 to November 30 2004.

SMFG hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

The information set forth is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5) the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that SMFG is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter or you require additional information, please do not hesitate to contact me.



Yours faithfully,

By: ______________________

Takahiro Yazawa
General Manager
Investor Relations Department
Sumitomo Mitsui Financial Group, Inc.
1-2 Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-0006, Japan
Tel:+81 3 5512 4461, Fax:+81 3 5512 4429.

Enclosures

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED
FROM OCTOBER 1, 2004 TO NOVEMBER 30, 2004

A. JAPANESE LANGUAGE DOCUMENTS

1. Brief Statement of Interim Financial Results dated November 22, 2004
   (English translation attached) (Exhibit A1(a), A1(b))

2. Amendment Reports of Extraordinary Reports:
   See Annex B for a brief description.

   Amendment Report of Extraordinary Report dated October 4, 2004(*) (Exhibit A2(a)).

3. Public Announcements (summary English translations attached):

(a) "Revision of Earnings Forecasts of a Consolidated Subsidiary (SAKURA KCS Corporation)" dated October 22, 2004 (Exhibit A3(a)).
(b) "Revision of Consolidated Earnings Forecast for the Fiscal Year Ending March 31, 2005" dated October 29, 2004 (Exhibit A3(b)).
(c) "Revision of Earnings Forecasts of a Consolidated Subsidiary (Kansai Urban Banking Corporation)" dated October 29, 2004 (Exhibit A3(c)).
(d) "Notice regarding Repurchase of Capital Stock through ToSTNeT-2 and Repayment of Public Funds" dated November 1, 2004 (Exhibit A3(d)).
(e) "Notice regarding Results of Repurchase of Capital Stock" dated November 2, 2004 (Exhibit A3(e)).
(f) "Revision of Earnings Forecasts of a Consolidated Subsidiary (Kansai Urban Banking Corporation)" dated November 19, 2004 (Exhibit A3(f)).

(*) Documents issued by SMBC, SMFG's wholly-owned subsidiary bank.

# # # # # # # #

ANNEX B

Brief Descriptions of Japanese Language Documents

1. Amendment Reports of Extraordinary Reports:

   (a) Report to the Minister of Finance concerning a revision of the Amendment Report dated September 30, 2004 regarding an issuance of stock, which was exchanged with stock of SMBC Loan Business Planning. (*) (Exhibit A2)

(*) Documents issued by SMBC, SMFG's wholly-owned subsidiary bank.

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平成17年 3月期　中間決算短信(連結)

平成16年11月22日

上場会社名　株式会社 三井住友フィナンシャルグループ　　上場取引所　東証・大証・名証
コード番号　8316　　本社所在都道府県　東京都
(URL　http://www.smfg.co.jp)
代表者　取締役社長　西川善文
問合せ先責任者　財務部副部長　正脇久昌　　TEL　(03)5512-3411
中間決算取締役会開催日　平成16年11月22日
米国会計基準採用の有無　無　　特定取引勘定設置の有無　有

1．平成16年9月中間期の連結業績（平成16年4月1日～平成16年9月30日）

(1) 連結経営成績　　(注) 記載金額は百万円未満を切り捨てて表示しております。

	経常収益		経常利益		中間（当期）純利益	
	百万円	%	百万円	%	百万円	%
平成16年9月中間期	1,778,173	(1.0)	114,100	(△ 31.1)	53,372	(△ 62.8)
平成15年9月中間期	1,760,835	(△ 0.1)	165,508	(10.4)	143,492	(160.2)
平成16年3月期	3,552,510		342,844		330,414	

	1株当たり中間（当期）純利益		潜在株式調整後1株当たり中間（当期）純利益	
	円	銭	円	銭
平成16年9月中間期	9,119	40	5,245	69
平成15年9月中間期	24,993	09	15,608	81
平成16年3月期	52,314	76	35,865	20

(注) ① 持分法投資損益　平成16年9月中間期　12,893 百万円
　平成15年9月中間期　8,044 百万円
　平成16年3月期　15,700 百万円
② 期中平均株式数(連結)　平成16年9月中間期　普通株式　5,852,626 株
　平成15年9月中間期　普通株式　5,741,297 株
　平成16年3月期　普通株式　5,760,808 株
③ 会計処理の方法の変更　無
④ 経常収益、経常利益、中間（当期）純利益におけるパーセント表示は、対前年中間期増減率

(2) 連結財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本		連結自己資本比率（第一基準）	
	百万円	百万円	%	円	銭		%
平成16年9月中間期	101,054,242	3,020,911	3.0	230,491	11	[速報値]	10.93
平成15年9月中間期	100,725,500	2,745,476	2.7	165,291	87		10.95
平成16年3月期	102,215,172	3,070,942	3.0	215,454	84		11.37

(注) 期末発行済株式数(連結)　平成16年9月中間期　普通株式　6,195,492 株
　平成15年9月中間期　普通株式　5,742,447 株
　平成16年3月期　普通株式　5,781,284 株

(3) 連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
平成16年9月中間期	△ 3,230,728	2,906,435	117,850	3,327,694
平成15年9月中間期	△ 1,753,848	1,711,298	77,465	2,934,143
平成16年3月期	3,522,118	△ 3,028,346	137,134	3,529,479

(4) 連結範囲及び持分法の適用に関する事項

連結子会社数　166 社　　持分法適用の非連結子会社数　4 社　　持分法適用の関連会社数　46 社

(5) 連結範囲及び持分法の適用の異動状況（平成16年3月期末対比）

連結　(新規)　8 社　　(除外)　7 社　　持分法　(新規)　5 社　　(除外)　3 社

2．平成17年3月期の連結業績予想(平成16年4月1日～平成17年3月31日)

	経常収益	経常利益	当期純利益
	百万円	百万円	百万円
通期	3,450,000	470,000	180,000

(参考) 1株当たり予想当期純利益(通期)　26,367 円 06 銭

本資料には、将来の業績に関する記述が含まれています。こうした記述は、将来の業績を保証するものではなく、リスクと不確実性を内包するものです。将来の業績は、経営環境に関する前提条件の変化等に伴い、予想対比変化し得ることにご留意ください。

○期中平均株式数（連結）

	平成16年9月中間期	平成15年9月中間期	平成16年3月期
普通株式	5,852,626株	5,741,297株	5,760,808株
第一種優先株式	61,666株	67,000株	67,000株
第二種優先株式	100,000株	100,000株	100,000株
第三種優先株式	782,500株	800,000株	800,000株
第1-12回第四種優先株式	50,100株	50,100株	50,100株
第13回第四種優先株式	114,783株	114,999株	114,999株

○期末発行済株式数（連結）

	平成16年9月中間期	平成15年9月中間期	平成16年3月期
普通株式	6,195,492株	5,742,447株	5,781,284株
第一種優先株式	35,000株	67,000株	67,000株
第二種優先株式	100,000株	100,000株	100,000株
第三種優先株式	695,000株	800,000株	800,000株
第1-12回第四種優先株式	50,100株	50,100株	50,100株
第13回第四種優先株式	114,202株	114,999株	114,999株

【参考】

○1株当たり予想当期純利益

$$\frac{\text{予想当期純利益}-\text{予想優先株式配当金総額}}{\text{中間期末発行済普通株式数（除く自己株式(注)）}}$$

(注)平成16年9月30日開催の取締役会決議に基づき平成16年11月2日に取得した自己株式（当社普通株式400,805株）も含めております。

Ⅰ．企業集団の状況

当社グループ（当社および当社の関係会社）は、銀行業務を中心に、リース業務、証券業務、クレジットカード業務、投融資業務、融資業務、ベンチャーキャピタル業務などの金融サービスに係る事業を行っております。

グループ会社のうち連結子会社は１６６社、持分法適用会社は５０社であります。


（□は連結子会社、○は持分法適用会社。）
株式会社三井住友フィナンシャルグループ
銀行業
主な関係会社
＜国内＞
□株式会社三井住友銀行
□株式会社みなと銀行（東京・大阪各証券取引所市場第一部上場）
□株式会社関西アーバン銀行（大阪証券取引所市場第一部上場）
□株式会社ジャパンネット銀行（インターネット専業銀行）
□ＳＭＢＣ信用保証株式会社（信用保証業務）
＜海外＞
□Sumitomo Mitsui Banking Corporation Europe Limited
□Manufacturers Bank
□Sumitomo Mitsui Banking Corporation of Canada
□Banco Sumitomo Mitsui Brasileiro S.A.
□PT Bank Sumitomo Mitsui Indonesia
リース業
主な関係会社
＜国内＞
□三井住友銀リース株式会社
□三井住友銀オートリース株式会社
＜海外＞
□SMBC Leasing and Finance, Inc.
その他事業
主な関係会社
＜国内＞
□三井住友カード株式会社（クレジットカード業務）
□さくらカード株式会社（クレジットカード業務）
□アットローン株式会社（個人向けローン業務）
□ＳＭＢＣキャピタル株式会社（ベンチャーキャピタル業務）
□ＳＭＢＣコンサルティング株式会社（情報提供サービス業務）
□ＳＭＢＣファイナンスサービス株式会社（融資業務、ファクタリング業務、集金代行業務）
□フィナンシャル・リンク株式会社（情報処理サービス業務、コンサルティング業務）
□ＳＭＢＣフレンド証券株式会社（東京・大阪・名古屋各証券取引所市場第一部上場）（証券業務）
□株式会社日本総合研究所（システム開発・情報処理業務、コンサルティング業務、シンクタンク業務）
□株式会社さくらケーシーエス（大阪証券取引所市場第二部上場）（システム開発・情報処理業務）
□さくら情報システム株式会社（システム開発・情報処理業務）
□ＳＭＦＧ企業再生債権回収株式会社（企業再生コンサルティング業務、債権管理回収業務）
○プロミス株式会社（東京証券取引所市場第一部上場）（消費者金融業務）
○大和証券エスエムビーシー株式会社（証券業務）
○大和住銀投信投資顧問株式会社（投資顧問業務、投資信託委託業務）
○三井住友アセットマネジメント株式会社（投資顧問業務、投資信託委託業務）
○ジャパン・ペンション・ナビゲーター株式会社（確定拠出年金の運営管理業務）
○株式会社クオーク（個品割賦あっせん・総合割賦あっせん業務）
＜海外＞
□SMBC Capital Markets, Inc.（スワップ業務、投融資業務）
□SMBC Capital Markets Limited（スワップ業務）
□SMBC Securities, Inc.（証券業務）
□Sumitomo Mitsui Finance Australia Limited（投融資業務）

Ⅱ．経営方針

１．経営の基本方針

当社は、経営理念として以下を定めております。

○　お客様に、より一層価値あるサービスを提供し、お客様と共に発展する。

○　事業の発展を通じて、株主価値の永続的な増大を図る。

○　勤勉で意欲的な社員が、思う存分にその能力を発揮できる職場を作る。

こうした経営理念の下、当社は、グループ収益力の向上と財務体質の強化を図り、企業価値の向上を実現していくことを経営の基本方針としております。

２．利益配分に関する基本方針

当社は、銀行持株会社としての公共性に鑑み、健全経営確保の観点から、当社グループ全体の内部留保の充実に留意しつつ、グローバルスタンダードに基づく株主重視の考え方に則った利益配分を行う方針であります。

３．目標とする経営指標

自己資本比率（BIS基準ベース）10％以上を維持しつつ、当面は、公的資金の早期返済に向けて剰余金の積上げを図ってまいります。

４．中長期的な経営戦略

当社は、「お客さまのニーズに対して、グループ総合力に基づく質の高いサービスを提供することによるビジネスボリュームの拡大」、「リスク・リターンの向上、収益性の高い分野への経営資源の傾斜配分等を通じた資本効率の向上」、「ローコストオペレーションの徹底によるコスト競争力の強化」の3点を基本方針としております。この方針に基づき、競争優位性を持つ戦略ビジネスの一段の強化、新たなビジネスモデルの確立と、チャネル・顧客基盤の拡充にグループベースで取り組み、グループ全体の収益力を強化することで、企業価値の持続的な向上を図ってまいります。

具体的には、競争優位にある中堅・中小企業向けリスクテイク貸出、個人向けコンサルティングビジネス、投資銀行ビジネスを一層強化するとともに、コンシューマー・ファイナンス、中国を中心としたアジア・ビジネスにおいて新たなビジネスモデルの確立を目指してまいります。

なお、持続的成長に向けグループ収益力の強化に取り組む一方で、財務体質の強化として、平成16年度は、「バランスシートのクリーンアップ」の総仕上げに取り組んでまいります。三井住友銀行は、平成15年度・16年度を不良債権の集中処理期間と位置付けており、16年度末の不良債権比率を14年3月末の8.9%から半減することを目標に取り組んでおります。同時に、保有株式につきましても、株価変動リスクの一層の削減に向け、引き続き残高の圧縮を図ってまいります。

５．対処すべき課題

当社は、前述の「バランスシートのクリーンアップ」の総仕上げと「グループ収益力の強化」に向け、平成16年度における対処すべき経営課題として以下を掲げております。

（「バランスシートのクリーンアップ」の総仕上げ）

三井住友銀行は、上期において不良債権（金融再生法上の開示債権）残高を 16 年 3 月末対比約 3,300 億円削減し、9 月末の不良債権残高を約 2 兆 4,800 億円、不良債権比率を 4.4%といたしました。この結果、16 年度末までに 14 年 3 月末の不良債権比率 8.9%を半減するとの目標を、半年前倒しで達成いたしました。下期におきましても、企業再生･劣化防止に一段と注力すると共に、オフバランス化を一層推進し、16 年度末の不良債権残高を 2 兆円未満、不良債権比率を 3%台としてまいります。また、保有株式につきましては、これまでに大幅な削減を行い、既に残高を株式保有制限で求められる水準以下に収めておりますが、株価変動リスクの更なる削減に向け、上期に約 2,000 億円を売却し、下期以降も引き続き圧縮に取り組んでまいります。

（「グループ収益力の強化」）

収益力の強化につきましては、当社が擁する、三井住友銀行、三井住友カード、三井住友銀リース、日本総合研究所、大和証券エスエムビーシー、大和住銀投信投資顧問等、強力な事業基盤を持つグループ会社各社のビジネスを一層強化するとともに、グループ会社間の協働や、業界のリーディング・カンパニーとの提携戦略を積極的に推進することにより、グループ全体の収益力を一段と強化してまいります。

具体的には、三井住友銀行において、ビジネスセレクトローン・N ファンド等の中堅・中小企業向けリスクテイク貸出を、リスク対応力の更なる強化やチャネルの拡充等を通じて一段と増加させてまいります。また、投資信託・個人年金保険販売・住宅ローン等の個人向けコンサルティングビジネスを、専門拠点であります SMBC コンサルティングプラザの増設や新商品の投入等を通じ、更に強化してまいります。投資銀行ビジネスにつきましては、シンジケート・ローンやストラクチャード・ファイナンス等、ソリューション提供力を高めると共に、大和証券エスエムビーシーとの連携を更に強化し、収益増強を進めてまいります。

また、本年 6 月に発表いたしましたプロミスとの戦略的提携により、三井住友銀行のチャネル・顧客基盤とプロミスの専門性・ノウハウを融合した新たなビジネスモデルを確立し、コンシューマー・ファイナンスビジネスを抜本的に強化いたします。当面は、来年 4 月を目処としたコンシューマー・ローンの提供に向け、着実に準備を進めてまいります。

海外ビジネスについては、中国を中心としたアジア関連ビジネスを一段と強化することはもとより、欧米においても、戦略的な資源投入により、ビジネスボリュームの拡大を進めてまいります。

（公的資金の一部返済）

当社は、先般、政府にお引き受けいただいております優先株式のうち 2,010 億円分を返済いたしました。これは、これまでの取り組みの成果として、剰余金が積み上がり、期間収益力が着実に回復している状況を踏まえ、来年度以降としておりました返済開始時期を前倒ししたものであります。残る公的資金 1 兆 1,000 億円につきましても、収益力の一段の強化により、早期の返済を目指してまいります。

当社は、16 年度、「バランスシートのクリーンアップ」の総仕上げと「グループ収益力の強化」の両面において着実な成果をお示しすることにより、当社に対する市場の総合的評価を向上させてまいりたいと考えております。

なお、当社及び当社グループの経営成績又は財政状態に影響を及ぼす可能性のある事業その他に関するリスクには、主に次のようなものがあります。当社は、これらリスク発生の可能性を認識したうえで、発生を回避するための施策を講じるとともに、発生した場合には迅速かつ適切な対応に努める所存であります。

- 不良債権残高及び与信関係費用が増加するリスク
- 保有株式に係るリスク
- トレーディング業務、保有国債等に係るリスク
- 為替リスク
- 自己資本比率が悪化するリスク
- 当社グループに対する外部格付が低下するリスク
- 当社グループのビジネス戦略が奏功しないリスク
- 合弁事業、提携、買収が奏功しないリスク
- 各種の規制及び制度等の変更に伴うリスク

（注）上記の事項は、決算発表日現在において認識しているものであります。

6．コーポレート・ガバナンスに関する基本的な考え方及びその施策の実施状況

(1) コーポレート・ガバナンスに関する基本的な考え方

当社及びグループ各社では、コーポレート・ガバナンスの強化・充実を経営上の最優先課題のひとつと位置づけており、以下の「経営理念」及び「ビジネス・エシックス（企業倫理）」の遵守を通じて、健全経営の堅持、株主価値の永続的な向上、社会の健全な発展への貢献等の実現に努めております。

＜経営理念＞

○お客様に、より一層価値あるサービスを提供し、お客様と共に発展する。

○事業の発展を通じて、株主価値の永続的な増大を図る。

○勤勉で意欲的な社員が、思う存分にその能力を発揮できる職場を作る。

＜ビジネス・エシックス（企業倫理）＞

○お客様本位の徹底

私たちは、お客様に支持される企業集団を目指します。そのために、常にお客様のニーズに合致するサービスが何かを考え、最良のサービスを提供することにより、お客様の満足と信頼を獲得します。

○健全経営の堅持

私たちは、自己責任原則に基づき、公正、透明かつ健全な経営を堅持する企業集団を目指します。そのために、株主、お客様、社会等のステークホルダーとの健全な関係を維持しつつ、効率性と長期的視点に立った業務運営、適時かつ正確な情報開示を通じ、持続的な成長と健全な財務体質を堅持します。

○社会発展への貢献

私たちは、社会の健全な発展に貢献する企業集団を目指します。そのために、企業の公

共的使命と社会的責任を自覚し、広く内外経済・産業の安定的な発展に貢献する業務運営に努めると共に、「良き企業市民」として社会貢献に努めます。

○自由闊達な企業風土

私たちは、役職員が誇りを持ちいきいきと働ける企業集団を目指します。そのために、人間性を尊重すると共に、高い専門性を持つ人材を育成し、もって、自由闊達な企業風土を醸成します。

○コンプライアンス

私たちは、常にコンプライアンスを意識する企業集団を目指します。そのために、私たちは、業務の遂行において常に、私たちのビジネス・エシックス（企業倫理）を意識すると共に、監査や検査の指摘に対する速やかな行動を確保し、もって、法令諸規則や社会の良識に則した企業集団を確立します。

(2) 会社の機関及び内部統制システム

（役員の状況）

当社では監査役制度を採用しております。

役員は取締役８名、監査役５名の体制となっておりますが、このうち取締役２名、監査役３名は社外からの選任であります。

社外取締役には、当社の業務執行の適法性確保の観点から、専門家（公認会計士、弁護士）を選任しております。

（取締役会の運営）

取締役会は原則として月１回開催されておりますが、取締役会の議長には取締役会長が就任、業務全般を統括する取締役社長との分離を図っております。

また、取締役会の機能を補完するため、取締役会の内部には「リスク管理委員会」、「報酬委員会」及び「人事委員会」という３つの委員会を設けておりますが、社外取締役はすべての内部委員会の委員（報酬委員会は社外取締役が委員長）に就任しており、業務執行から離れた客観的な審議が行われる体制を構築しております。

○リスク管理委員会

グループ全体のリスク管理及びコンプライアンスに関する次の事項等を審議します。

・リスク管理の方針及び体制に関する事項

・その他経営に重大な影響を与えうる異例な事項

○報酬委員会

当社及び株式会社三井住友銀行の取締役及び執行役員に関する次の事項等を審議します。

・報酬及び賞与に関する事項

・その他報酬に関する重要事項

○人事委員会

当社及び株式会社三井住友銀行の取締役に関する次の事項等を審議します。

・取締役候補者の選定に関する事項

・役付取締役の選任及び代表取締役の選任に関する事項
・その他取締役の人事に関する重要事項

（監査役の活動）
監査役は、取締役会をはじめとした当社の重要な会議に出席し取締役等から営業の報告を聞くとともに、重要な決裁書類等の閲覧、内部監査部署や子会社、会計監査人からの報告聴取等を通じて、当社・子会社の業務執行状況の監査を実施しております。

（業務執行）
取締役会の下に、グループ全体の業務執行及び経営管理に関する最高意思決定機関として「グループ経営会議」を設置し、取締役会で決定した基本方針に基づき、業務執行上の重要事項等について、グループ経営会議を構成する役員間での協議を行ったうえで取締役社長がその採否を決定しております。また、グループ各社の業務計画に関する事項については、「グループ戦略会議」を設け、当社及びグループ各社の経営レベルで意見交換・協議・報告を行っております。さらに、三井住友カード株式会社、三井住友銀リース株式会社及び株式会社日本総合研究所の３社については、当社のグループ事業部担当役員が非常勤取締役に就任、社外取締役として業務執行状況の監督を行っております。

（内部監査）
当社では、取締役会が株主利益の観点から業務執行を監督しているのとは別に、業務執行体制内においても自ら客観的な内部監査を実施すべく、監査部を設置しております。監査部は、当社グループの業務運営や資産の健全性の確保を目的に内部監査を実施し、コンプライアンスやリスク管理を含む内部管理態勢の適切性・有効性を検証しております。また、グループ各社の内部監査機能を統括し、定例的に実施するグループ各社の内部監査実施状況のモニタリングを通じ、グループ各社の内部管理体制の検証を行っております。これらの結果については、グループ経営会議、取締役会に対して定例的に報告を行うとともに、これらを踏まえ、監査対象拠点や関連部署・グループ各社の内部監査部署に対する提言・指導を行っております。

（コンプライアンス）
当社では、グループ全体の健全かつ適切な業務運営を確保する観点から、次のようなコンプライアンス体制を整備、その充実を図っております。

○取締役会・グループ経営会議
取締役会・グループ経営会議では、コンプライアンスに関する重要な事項の決定を行うとともに、関連施策の進捗を把握し、必要に応じて、適宜指示を行っております。

○コンプライアンス委員会
コンプライアンス担当役員、関連部長のほか、諮問委員として外部有識者が参加する「コンプライアンス委員会」を設置し、グループ全体のコンプライアンス強化等に関する事項を審議しております。



株主総会
SMFG
会計監査人
外部有識者
取締役会(8名)
リスク管理委員会
人事委員会
報酬委員会
社外取締役(2名)
経営・監督
監査役・監査役会(5名)
社外監査役(3名)
監査役室
グループ経営会議
グループ戦略会議
コンプライアンス委員会
参加
広報部
企画部
IR室
財務部
グループ事業部
IT企画部
人事部
総務部
リスク統括部
監査部
業務執行
監視/内部統制

Ⅲ．経営成績及び財政状態

１．当中間連結会計期間の概況

（１）損益

当中間連結会計期間は、引き続き業務改革等を通じて収益力の強化を図るとともに、経営全般の合理化推進により経費削減に努めました。

経常収益は、資金運用収益及び特定取引収益が減少する一方、その他業務収益、その他経常収益及び役務取引等収益が増加し、前中間連結会計期間対比１．０％増の１兆７，７８１億円となりました。経常費用は、その他業務費用及び営業経費が減少する一方、貸倒引当費用の増加等によりその他経常費用が増加したことを主因とし、前中間連結会計期間対比４．３％増の１兆６，６４０億円となりました。

その結果、経常利益は１，１４１億円、特別損益等を勘案した中間純利益は５３３億円となりました。

（２）業容

預金は、前連結会計年度末対比２兆２，８６５億円増加して６７兆６，１９９億円となり、譲渡性預金は、同４，８１１億円減少して３兆３８３億円となりました。

一方、貸出金は、同３９２億円増加し、５５兆４，２２０億円となりました。

総資産は、同１兆１，６０９億円減少し、１０１兆５４２億円となりました。

（３）純資産

純資産額は、中間純利益を計上する一方、その他有価証券評価差額金の減少等により、前連結会計年度末対比５００億円減少して３兆２０９億円となりました。

（４）キャッシュ・フロー

当中間連結会計期間のキャッシュ・フローは、資金の運用・調達や貸出金・預金の増減等の「営業活動によるキャッシュ・フロー」が△３兆２，３０７億円、有価証券の取得・売却や動産不動産及びリース資産の取得・売却等の「投資活動によるキャッシュ・フロー」が２兆９，０６４億円、劣後調達等の「財務活動によるキャッシュ・フロー」が１，１７８億円となりました。その結果、当中間連結会計期間末の現金及び現金同等物の残高は３兆３，２７６億円となりました。

（５）セグメント

事業の種類別では、銀行業、リース業、その他事業の内部取引消去前の経常収益シェアが、銀行業が６５（前中間連結会計期間対比△４）％、リース業が１９（同＋２）％、その他事業が１６（同＋２）％となりました。

また、所在地別の内部取引消去前の経常収益シェアは、日本が９１（前中間連結会計期間対比＋１）％、米州が４（同△１）％、欧州、アジア・オセアニアは、各々２（同△１）％、３（同＋１）％となりました。

（６）自己資本比率（第一基準）（速報値）

連結自己資本比率は、１０．９３％となりました。

２．平成１７年３月期の見通し

（１）業績全般に関する見通し

平成１７年３月期につきましては、強力な事業基盤を有するグループ各社のビジネスを一層強化するとともに、相互の連携を一段と進めることにより、グループ全体の収益力を強化してまいります。また、引き続き不良債権の削減と保有株式の圧縮に努め、バランスシートのクリーンアップの総仕上げに取り組んでまいります。

業績の見通しは、連結経常収益３兆４，５００億円、連結経常利益４，７００億円、連結当期純利益１，８００億円を予想しております。
また、当社単体の業績の見通しは、営業収益２，６００億円、経常利益２，５５０億円、当期純利益２，５５０億円を予想しております。

（２）利益配分に関する見通し

当社の普通株式、優先株式の期末配当金につきましては、内部留保の水準を勘案し、次のとおりとする予定であります。なお、中間配当は実施致しません。

普通株式	１株当たり	４，０００円
第一種優先株式	１株当たり	１０，５００円
第二種優先株式	１株当たり	２８，５００円
第三種優先株式	１株当たり	１３，７００円
第１回～第12回第四種優先株式	１株当たり	１３５，０００円
第13回第四種優先株式	１株当たり	６７，５００円

（注）上記の配当予定額は、本年5月時点での見通しと同じであります。

Ⅳ．中間連結財務諸表等

中間連結財務諸表作成のための基本となる重要な事項

１．連結の範囲に関する事項

（１）連結子会社　　　　　　　　　１６６社

主要な会社名　　株式会社三井住友銀行
株式会社みなと銀行
株式会社関西アーバン銀行
Sumitomo Mitsui Banking Corporation Europe Limited
Manufacturers Bank
三井住友銀リース株式会社
三井住友カード株式会社
ＳＭＢＣキャピタル株式会社
ＳＭＢＣファイナンスサービス株式会社
ＳＭＢＣフレンド証券株式会社
株式会社日本総合研究所
SMBC Capital Markets, Inc.

なお、ＳＭＢＣファイナンスビジネス・プランニング株式会社他７社は新規設立等により、当中間連結会計期間から連結子会社としております。

旧株式会社みなとカードは合併により子会社でなくなったため、当中間連結会計期間より連結子会社から除外しております。また、エスエムエルシー・インダス有限会社他５社は匿名組合方式による賃貸事業を行う営業者となったため、当中間連結会計期間より連結子会社から除外し、持分法非適用の非連結子会社としております。

（２）非連結子会社

主要な会社名　　SBCS Co.,Ltd.

子会社エス・ビー・エル・マーキュリー有限会社他１１５社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第５条第１項ただし書第２号により、連結の範囲から除外しております。

また、その他の非連結子会社の総資産、経常収益、中間純損益(持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

２．持分法の適用に関する事項

（１）持分法適用の非連結子会社　　　　４社

主要な会社名　　SBCS Co.,Ltd.

（２）持分法適用の関連会社　　　　４６社

主要な会社名　　プロミス株式会社
大和証券エスエムビーシー株式会社
大和住銀投信投資顧問株式会社
三井住友アセットマネジメント株式会社
株式会社クオーク

なお、プロミス株式会社他４社は株式取得により、当中間連結会計期間から持分法適用の関連会社としております。

また、ソニー銀行株式会社他２社は議決権の所有割合の低下等により、関連会社でなくなったため、当中間連結会計期間より持分法適用の関連会社から除外しております。

（３）持分法非適用の非連結子会社、関連会社

子会社エス・ビー・エル・マーキュリー有限会社他１１５社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第７条第１項ただし書第２号により、持分法非適用にしております。

また、その他の持分法非適用の非連結子会社、関連会社の中間純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

３．連結子会社の中間決算日等に関する事項

（１） 連結子会社の中間決算日は次のとおりであります。

３月末日	６社
４月末日	１社
６月末日	６６社
７月末日	２社
９月末日	９１社

（２） ３月末日を中間決算日とする連結子会社は、９月末日現在、４月末日を中間決算日とする連結子会社については、７月末日現在で実施した仮決算に基づく財務諸表により、またその他の連結子会社については、それぞれの中間決算日の財務諸表により連結しております。

中間連結決算日と上記の中間決算日等との間に生じた重要な取引については、必要な調整を行っております。

４．会計処理基準に関する事項

中間連結貸借対照表注記、中間連結損益計算書注記に記載しております。

５．中間連結キャッシュ・フロー計算書における資金の範囲

中間連結キャッシュ・フロー計算書注記に記載しております。

中間連結貸借対照表

平成16年 9月30日現在

(金額単位　百万円)

科目	金額	科目	金額
(資産の部)		(負債の部)	
現金預け金	5,846,400	預金	67,619,961
コールローン及び買入手形	406,571	譲渡性預金	3,038,333
買現先勘定	125,306	コールマネー及び売渡手形	4,823,293
債券貸借取引支払保証金	1,621,384	売現先勘定	720,461
買入金銭債権	521,454	債券貸借取引受入担保金	4,602,167
特定取引資産	3,274,740	コマーシャル・ペーパー	352,000
金銭の信託	3,783	特定取引負債	1,780,073
有価証券	24,073,122	借用金	2,213,432
貸出金	55,422,034	外国為替	533,545
外国為替	964,066	社債	4,480,668
その他資産	2,919,297	信託勘定借	42,202
動産不動産	946,685	その他負債	3,250,878
リース資産	991,190	賞与引当金	21,548
繰延税金資産	1,743,246	退職給付引当金	31,282
再評価に係る繰延税金資産	75	日本国際博覧会出展引当金	172
連結調整勘定	17,544	特別法上の引当金	1,093
支払承諾見返	3,399,727	繰延税金負債	46,821
貸倒引当金	△ 1,222,391	再評価に係る繰延税金負債	58,100
		支払承諾	3,399,727
		負債の部合計	97,015,765
		(少数株主持分)	
		少数株主持分	1,017,565
		(資本の部)	
		資本金	1,247,650
		資本剰余金	866,870
		利益剰余金	612,438
		土地再評価差額金	99,514
		その他有価証券評価差額金	270,252
		為替換算調整勘定	△ 73,509
		自己株式	△ 2,303
		資本の部合計	3,020,911
資産の部合計	101,054,242	負債、少数株主持分及び資本の部合計	101,054,242

中間連結貸借対照表注記

注１．記載金額は百万円未満を切り捨てて表示しております。

２．金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、中間連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上しております。

特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については中間連結決算日等において決済したものとみなした額により行っております。

３．有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間連結決算日前１カ月の市場価格の平均等、それ以外については中間連結決算日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部資本直入法により処理しております。

４．金銭の信託において信託財産を構成している有価証券の評価は、上記２．及び３．と同じ方法により行っております。

５．デリバティブ取引（特定取引目的の取引を除く。）の評価は、時価法により行っております。

なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。

６．当社及び連結子会社である三井住友銀行の動産不動産の減価償却は、定額法（ただし、動産については定率法）を採用し、年間減価償却費見積額を期間により按分し計上しております。なお、主な耐用年数は次のとおりであります。

建　物　７年～50年
動　産　２年～20年

その他の連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。

７．自社利用のソフトウェアについては、当社及び国内連結子会社における利用可能期間(主として５年)に基づく定額法により償却しております。

８．連結子会社である三井住友銀行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間連結決算日の為替相場による円換算額を付しております。

また, その他の連結子会社の外貨建資産・負債については、それぞれの中間決算日等の為替相場により換算しております。

９．主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。

破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という。）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者（以下、「破綻懸念先」という。）に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。

なお、連結子会社である三井住友銀行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が下記21.の３カ月以上延滞債権又は下記22.の貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち、与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法（ＤＣＦ法）を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。

上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。

すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。

その他の連結会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。

なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,774,043百万円であります。

10．賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間連結会計期間に帰属する額を計上しております。

11．退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務　　　その発生時の従業員の平均残存勤務期間内の一定の年数（主として10年）による定額法により損益処理

数理計算上の差異　各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数（主として10年）による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理

なお、会計基準変更時差異については、主として５年による按分額を費用処理することとし、当中間連結会計期間においては同按分額に12分の６を乗じた額を計上しております。

12. 当社及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

13. 連結子会社である三井住友銀行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。

小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。

相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。

個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちＡＬＭ目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。

また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当中間連結会計期間末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は254,000百万円、繰延ヘッジ利益の総額は221,851百万円であります。

14. 連結子会社である三井住友銀行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。）に基づく繰延ヘッジを適用しております。

これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。

また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。

15. デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間（又は内部部門間）の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。

なお、三井住友銀行以外の一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。また、国内リース連結子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第19号）に定められた処理を行っています。

16. 当社及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。

17. 2005年に愛知県において開催される「2005年日本国際博覧会」（愛知万博）への出展費用に関し、日本国際博覧会出展引当金を計上しております。なお、この引当金は商法施行規則第43条に規定する引当金であり、租税特別措置法第57条の２の準備金を含んでおります。

18. 特別法上の引当金は、次のとおり計上しております。

金融先物取引責任準備金　18百万円　金融先物取引法第82条の規定に基づく準備金であります。

証券取引責任準備金　　1,075百万円　証券取引法第51条の規定に基づく準備金であります。

19. 動産不動産の減価償却累計額　　588,735百万円

リース資産の減価償却累計額　1,550,472百万円

20. 貸出金のうち、破綻先債権額は86,972百万円、延滞債権額は1,844,061百万円であります。但し、左記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、3,792百万円であります。

なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。

また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

21. 貸出金のうち、３カ月以上延滞債権額は52,918百万円であります。

なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

22. 貸出金のうち、貸出条件緩和債権額は884,745百万円であります。

なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。

23. 破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は2,868,696百万円であります。但し、左記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、3,837百万円であります。

なお、20. から23. に掲げた債権額は、貸倒引当金控除前の金額であります。

24. 手形割引は、業種別監査委員会報告第24号に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は（再）担保という方法で自由に処分できる権利を有しておりますが、その額面金額は1,031,613百万円であります。

25. 担保に供している資産は次のとおりであります。

担保に供している資産

現金預け金	90,583百万円
特定取引資産	651,906百万円
有価証券	7,457,751百万円
貸出金	1,465,657百万円
その他資産（延払資産等）	1,030百万円

担保資産に対応する債務

預金	10,528百万円
コールマネー及び売渡手形	3,655,999百万円
売現先勘定	715,530百万円
債券貸借取引受入担保金	4,460,991百万円
特定取引負債	125,597百万円
借用金	3,893百万円
その他負債	14,617百万円
支払承諾	149,029百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金50,227百万円、特定取引資産1,663百万円、有価証券6,962,079百万円及び貸出金581,956百万円を差し入れております。

また、動産不動産のうち保証金権利金は110,928百万円、その他資産のうち先物取引差入証拠金は9,216百万円であります。

26. 繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失として「その他資産」に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は573,789百万円、繰延ヘッジ利益の総額は457,780百万円であります。

27. 連結子会社である三井住友銀行は、土地の再評価に関する法律（平成10年３月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年３月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。

また、その他の一部の連結子会社は、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金資産」又は「再評価に係る繰延税金負債」としてそれぞれ資産の部又は負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。

再評価を行った年月日

連結子会社である三井住友銀行	平成10年３月31日及び平成14年３月31日
その他の一部の連結子会社	平成11年３月31日、平成14年３月31日

同法律第３条第３項に定める再評価の方法

連結子会社である三井住友銀行	土地の再評価に関する法律施行令（平成10年３月31日公布政令第119号）第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。
その他の一部の連結子会社	土地の再評価に関する法律施行令（平成10年３月31日公布政令第119号）第２条第３号に定める固定資産税評価額及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。

28. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金771,570百万円が含まれております。
29. 社債には、劣後特約付社債1,861,560百万円が含まれております。
30. １株当たり純資産額　230,491円11銭
31. 有価証券の時価及び評価差額等に関する事項は次のとおりであります。これらには、「有価証券」のほか、「特定取引資産」中の商品有価証券、コマーシャル・ペーパー及び短期社債、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等が含まれております。以下34.まで同様であります。

売買目的有価証券

中間連結貸借対照表計上額	1,209,190百万円
当中間連結会計期間の損益に含まれた評価差額	△2,548

満期保有目的の債券で時価のあるもの

	中間連結貸借対照表計上額	時価	差額	うち益	うち損
国債	508,400百万円	502,551百万円	△5,848百万円	1,684百万円	7,533百万円
その他	36,235	36,794	558	681	122
合計	544,636	539,346	△5,289	2,365	7,655

その他有価証券で時価のあるもの

	取得原価	中間連結貸借対照表計上額	評価差額	うち益	うち損
株式	2,035,061百万円	2,616,748百万円	581,686百万円	637,425百万円	55,738百万円
債券	13,744,918	13,686,800	△58,118	18,409	76,527
国債	12,421,472	12,371,625	△49,846	13,933	63,780
地方債	504,080	497,812	△6,267	1,094	7,361
社債	819,366	817,362	△2,003	3,381	5,385
その他	4,079,116	4,039,623	△39,492	8,902	48,395
合計	19,859,096	20,343,172	484,076	664,737	180,661

なお、上記の評価差額のうち、時価ヘッジの適用により損益に反映させた額は22,199百万円（収益）であります。

また、時価ヘッジの適用の結果、資本直入処理の対象となる額は461,876百万円であり、同対象額から繰延税金負債187,907百万円を差し引いた額273,969百万円のうち少数株主持分相当額4,981百万円を控除した額に、持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額1,185百万円を加算した額270,172百万円が、「その他有価証券評価差額金」に含まれております。

その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を当中間連結会計期間の損失として処理（以下、「減損処理」という。）しております。当中間連結会計期間におけるこの減損処理額は39百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30％以上下落
正常先	時価が取得原価に比べて50％以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

32. 当中間連結会計期間中に売却したその他有価証券は次のとおりであります。

売却額	売却益	売却損
16,678,701百万円	117,923百万円	27,549百万円

33. 時価のない有価証券のうち、主なものの内容と中間連結貸借対照表計上額は、次のとおりであります。

内　容	中間連結貸借対照表計上額
満期保有目的の債券	
非上場外国証券	3,492百万円
その他	11,290
その他有価証券	
非上場株式(店頭売買株式を除く。)	580,961
非上場債券	1,768,325
非上場外国証券	394,347
その他	150,646

34．その他有価証券のうち、満期があるもの及び満期保有目的の債券の期間ごとの償還予定額は次のとおりであります。

	1年以内	1年超5年以内	5年超10年以内	10年超
債券	2,927,449百万円	7,891,459百万円	2,987,501百万円	2,157,117百万円
国債	2,701,723	5,793,773	2,234,942	2,149,585
地方債	13,233	252,642	231,433	503
社債	212,492	1,845,044	521,125	7,028
その他	378,578	2,956,785	417,839	511,709
合計	3,306,028	10,848,244	3,405,341	2,668,827

35．金銭の信託の保有目的別の内訳は次のとおりであります。

その他の金銭の信託

取得原価	3,628百万円
中間連結貸借対照表計上額	3,783
評価差額	154
うち益	271
うち損	116

なお、上記の評価差額から繰延税金負債62百万円を差し引いた額92百万円が、「その他有価証券評価差額金」に含まれております。

36．無担保の消費貸借契約（債券貸借取引）により貸し付けている有価証券が、「有価証券」中の国債に16,294百万円含まれております。

無担保の消費貸借契約（債券貸借取引）により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差し入れている有価証券は1,579,675百万円、当中間連結会計期間末に当該処分をせずに所有しているものは167,303百万円であります。

37．当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、34,368,593百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが30,841,376百万円あります。

なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

38．当社は、平成16年9月30日開催の取締役会における決議に基づき、平成16年11月2日に次のとおり自己株式の取得を実施しております。

(1)取得した株式の種類　当社普通株式
(2)取得した株式の総数　400,805株
(3)取得価格（総額）　668,000円（総額267,737,740,000円）
(4)取得方法　東京証券取引所のToSTNeT-2（終値取引）による買付け

なお、株式会社整理回収機構が当社普通株式401,705.31株（同機構が保有していた当社発行の第一種優先株式のうち32,000株（転換総額96,000百万円）及び第三種優先株式のうち105,000株（転換総額105,000百万円）を平成16年9月30日に転換したもの）を、平成16年11月2日に268,339,153,590円にて売却したことが、預金保険機構から公表されております。

中間連結損益計算書

自　平成16年 4月 1日
至　平成16年 9月30日

(金額単位　百万円)

科目	金額
経常収益	1,778,173
資金運用収益	752,495
(うち貸出金利息)	(567,082)
(うち有価証券利息配当金)	(121,740)
信託報酬	729
役務取引等収益	281,955
特定取引収益	30,927
その他業務収益	551,794
その他経常収益	160,271
経常費用	1,664,072
資金調達費用	156,704
(うち預金利息)	(52,872)
役務取引等費用	46,575
特定取引費用	605
その他業務費用	394,061
営業経費	423,612
その他経常費用	642,513
経常利益	114,100
特別利益	2,671
特別損失	20,056
税金等調整前中間純利益	96,715
法人税、住民税及び事業税	17,079
還付法人税等	8,104
法人税等調整額	5,277
少数株主利益	29,090
中間純利益	53,372

中間連結損益計算書注記

注１．記載金額は百万円未満を切り捨てて表示しております。

２．１株当たり中間純利益　9,119円40銭

３．潜在株式調整後１株当たり中間純利益　5,245円69銭

４．特定取引目的の取引については、取引の約定時点を基準とし、当該取引からの損益を中間連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。

特定取引収益及び特定取引費用の損益計上は、当中間連結会計期間中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当中間連結会計期間末における評価損益の増減額を、派生商品については前連結会計年度末と当中間連結会計期間末におけるみなし決済からの損益相当額の増減額を加えております。

５．リース取引等に関する収益及び費用の計上基準は、次のとおりであります。

(1) リース取引のリース料収入の計上方法

主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。

(2) 割賦販売取引の売上高及び売上原価の計上方法

主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。

６．「その他経常収益」には、株式等売却益65,914百万円及び退職給付信託に係る信託設定益75,275百万円を含んでおります。

７．「その他経常費用」には、貸倒引当金繰入額165,267百万円、貸出金償却391,236百万円及び延滞債権等を売却したことによる損失56,321百万円を含んでおります。

８．「特別利益」は、動産不動産処分益2,185百万円及び償却債権取立益485百万円であります。

９．「特別損失」には、退職給付会計導入に伴う会計基準変更時差異の費用処理額8,938百万円及び店舗の統廃合等に伴う動産不動産処分損10,901百万円を含んでおります。

10．「地方税法等の一部を改正する法律」（平成15年法律第９号）が平成15年３月31日に公布され、平成16年４月１日以後開始する連結会計年度より法人事業税に係る課税標準の一部が「付加価値額」及び「資本等の金額」に変更されることになりました。これに伴い、当社及び一部の国内連結子会社は、「法人事業税における外形標準課税部分の損益計算書上の表示についての実務上の取扱い」（企業会計基準委員会実務対応報告第12号）に基づき、「付加価値額」及び「資本等の金額」に基づき算定された法人事業税について、当中間連結会計期間から中間連結損益計算書中の「営業経費」に含めて表示しております。

中間連結剰余金計算書

自　平成16年 4月 1日
至　平成16年 9月30日

（金額単位　百万円）

科目	金額
（資本剰余金の部）	
資本剰余金期首残高	865,282
資本剰余金増加高	1,588
自己株式処分差益	1,588
資本剰余金中間期末残高	866,870
（利益剰余金の部）	
利益剰余金期首残高	611,189
利益剰余金増加高	55,122
中間純利益	53,372
連結子会社の減少に伴う増加高	3
持分法適用会社の減少に伴う増加高	1,747
利益剰余金減少高	53,873
配当金	46,421
連結子会社の減少に伴う減少高	0
持分法適用会社の減少に伴う減少高	4,466
土地再評価差額金の取崩に伴う減少高	2,985
利益剰余金中間期末残高	612,438

（注）記載金額は百万円未満を切り捨てて表示しております。

中間連結キャッシュ・フロー計算書

自　平成16年 4月 1日
至　平成16年 9月30日

（金額単位　百万円）

科目	金額
Ⅰ 営業活動によるキャッシュ・フロー	
税金等調整前中間純利益	96,715
動産不動産等減価償却費	41,082
リース資産減価償却費	168,782
連結調整勘定償却額	4,280
持分法による投資損益（△）	△ 12,893
貸倒引当金の増加額	△ 200,035
賞与引当金の増加額	△ 855
退職給付引当金の増加額	131,309
日本国際博覧会出展引当金の増加額	55
資金運用収益	△ 752,495
資金調達費用	156,704
有価証券関係損益（△）	△ 74,018
為替差損益（△）	△ 172,849
動産不動産処分損益（△）	8,716
リース資産処分損益（△）	△ 1,143
特定取引資産の純増（△）減	37,897
特定取引負債の純増減（△）	△ 98,289
貸出金の純増（△）減	△ 18,373
預金の純増減（△）	2,245,859
譲渡性預金の純増減（△）	△ 478,870
借用金（劣後特約付借入金を除く）の純増減（△）	△ 142,894
有利息預け金の純増（△）減	△ 683,001
コールローン等の純増（△）減	△ 59,546
債券貸借取引支払保証金の純増（△）減	△ 612,055
コールマネー等の純増減（△）	△ 1,845,325
コマーシャル・ペーパーの純増減（△）	69,300
債券貸借取引受入担保金の純増減（△）	△ 1,344,179
外国為替（資産）の純増（△）減	△ 219,887
外国為替（負債）の純増減（△）	△ 39,119
普通社債の発行・償還による純増減（△）	279,933
信託勘定借の純増減（△）	6,169
資金運用による収入	797,421
資金調達による支出	△ 158,410
その他	△ 332,096
小　計	△ 3,202,113
法人税等の支払額	△ 28,614
営業活動によるキャッシュ・フロー	△ 3,230,728
Ⅱ 投資活動によるキャッシュ・フロー	
有価証券の取得による支出	△ 21,283,083
有価証券の売却による収入	16,679,189
有価証券の償還による収入	7,674,230
金銭の信託の減少による収入	0
動産不動産の取得による支出	△ 22,183
動産不動産の売却による収入	28,080
リース資産の取得による支出	△ 185,819
リース資産の売却による収入	18,991
連結範囲の変更を伴う子会社株式の取得による支出	△ 2,970
投資活動によるキャッシュ・フロー	2,906,435
Ⅲ 財務活動によるキャッシュ・フロー	
劣後特約付借入による収入	20,000
劣後特約付借入金の返済による支出	△ 22,240
劣後特約付社債・新株予約権付社債の発行による収入	237,275
劣後特約付社債・新株予約権付社債の償還による支出	△ 48,000
配当金支払額	△ 46,447
少数株主への配当金支払額	△ 26,171
自己株式の取得による支出	△ 502
自己株式の売却による収入	3,936
財務活動によるキャッシュ・フロー	117,850
Ⅳ 現金及び現金同等物に係る換算差額	716
Ⅴ 現金及び現金同等物の増加額	△ 205,726
Ⅵ 現金及び現金同等物の期首残高	3,529,479
Ⅶ 連結子会社の合併に伴う現金及び現金同等物の増加額	3,941
Ⅷ 現金及び現金同等物の中間期末残高	3,327,694

中間連結キャッシュ・フロー計算書注記

注１．記載金額は百万円未満を切り捨てて表示しております。
　２．中間連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。
　３．現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係は次のとおりであります。

平成16年9月30日現在

現金預け金勘定	5,846,400百万円
有利息預け金	△2,518,706百万円
現金及び現金同等物	3,327,694百万円

比較中間連結貸借対照表（主要内訳）

（金額単位　百万円）

科目 ＼ 連結会計期間別	当中間連結会計期間（平成16年9月30日現在）(A)	前中間連結会計期間（平成15年9月30日現在）(B)	比較 (A)－(B)	前連結会計年度要約連結貸借対照表（平成16年3月31日現在）(C)	比較 (A)－(C)
（資産の部）					
現金預け金	5,846,400	3,898,506	1,947,894	5,328,950	517,450
コールローン及び買入手形	406,571	654,263	△ 247,692	360,509	46,062
買現先勘定	125,306	90,979	34,327	152,070	△ 26,764
債券貸借取引支払保証金	1,621,384	625,010	996,374	1,009,328	612,056
買入金銭債権	521,454	444,540	76,914	480,847	40,607
特定取引資産	3,274,740	3,485,349	△ 210,609	3,306,780	△ 32,040
金銭の信託	3,783	27,498	△ 23,715	3,749	34
有価証券	24,073,122	22,451,050	1,622,072	27,049,901	△ 2,976,779
貸出金	55,422,034	59,666,363	△ 4,244,329	55,382,800	39,234
外国為替	964,066	774,597	189,469	743,957	220,109
その他資産	2,919,297	3,349,993	△ 430,696	3,034,182	△ 114,885
動産不動産	946,685	988,386	△ 41,701	984,060	△ 37,375
リース資産	991,190	1,006,315	△ 15,125	991,781	△ 591
繰延税金資産	1,743,246	1,845,975	△ 102,729	1,706,586	36,660
再評価に係る繰延税金資産	75	723	△ 648	706	△ 631
連結調整勘定	17,544	12,733	4,811	21,706	△ 4,162
支払承諾見返	3,399,727	3,102,644	297,083	3,079,738	319,989
貸倒引当金	△ 1,222,391	△ 1,699,431	477,040	△ 1,422,486	200,095
資産の部合計	101,054,242	100,725,500	328,742	102,215,172	△ 1,160,930
（負債の部）					
預金	67,619,961	63,142,263	4,477,698	65,333,426	2,286,535
譲渡性預金	3,038,333	3,379,610	△ 341,277	3,519,464	△ 481,131
コールマネー及び売渡手形	4,823,293	8,019,874	△ 3,196,581	6,292,495	△ 1,469,202
売現先勘定	720,461	1,897,172	△ 1,176,711	1,098,449	△ 377,988
債券貸借取引受入担保金	4,602,167	4,624,779	△ 22,612	5,946,346	△ 1,344,179
コマーシャル・ペーパー	352,000	247,500	104,500	282,700	69,300
特定取引負債	1,780,073	2,046,766	△ 266,693	1,873,245	△ 93,172
借用金	2,213,432	2,476,833	△ 263,401	2,360,474	△ 147,042
外国為替	533,545	448,316	85,229	572,755	△ 39,210
社債	4,480,668	3,779,852	700,816	4,002,965	477,703
信託勘定借	42,202	24,944	17,258	36,032	6,170
その他負債	3,250,878	3,551,051	△ 300,173	3,591,818	△ 340,940
賞与引当金	21,548	20,908	640	22,226	△ 678
退職給付引当金	31,282	93,220	△ 61,938	40,842	△ 9,560
債権売却損失引当金	－	2,628	△ 2,628	－	－
日本国際博覧会出展引当金	172	57	115	116	56
特別法上の引当金	1,093	531	562	862	231
繰延税金負債	46,821	58,494	△ 11,673	40,181	6,640
再評価に係る繰延税金負債	58,100	56,685	1,415	56,391	1,709
支払承諾	3,399,727	3,102,644	297,083	3,079,738	319,989
負債の部合計	97,015,765	96,974,137	41,628	98,150,534	△ 1,134,769
少数株主持分	1,017,565	1,005,886	11,679	993,696	23,869
資本の部合計	3,020,911	2,745,476	275,435	3,070,942	△ 50,031
負債、少数株主持分及び資本の部合計	101,054,242	100,725,500	328,742	102,215,172	△ 1,160,930

（注）記載金額は百万円未満を切り捨てて表示しております。

比較中間連結損益計算書(主要内訳)

（金額単位　百万円）

科目 ＼ 連結会計期間別	当中間連結会計期間 自 平成16年4月1日 至 平成16年9月30日 (A)	前中間連結会計期間 自 平成15年4月1日 至 平成15年9月30日 (B)	比較 (A)－(B)	前連結会計年度要約連結損益計算書 自 平成15年4月1日 至 平成16年3月31日
経常収益	1,778,173	1,760,835	17,338	3,552,510
資金運用収益	752,495	826,407	△ 73,912	1,591,338
（うち貸出金利息）	(567,082)	(585,813)	(△ 18,731)	(1,167,622)
（うち有価証券利息配当金）	(121,740)	(138,520)	(△ 16,780)	(256,600)
信託報酬	729	84	645	334
役務取引等収益	281,955	237,159	44,796	501,028
特定取引収益	30,927	163,904	△ 132,977	305,011
その他業務収益	551,794	459,685	92,109	946,474
その他経常収益	160,271	73,594	86,677	208,323
経常費用	1,664,072	1,595,326	68,746	3,209,665
資金調達費用	156,704	163,169	△ 6,465	310,267
（うち預金利息）	(52,872)	(56,717)	(△ 3,845)	(104,644)
役務取引等費用	46,575	41,969	4,606	76,851
特定取引費用	605	－	605	916
その他業務費用	394,061	432,980	△ 38,919	886,649
営業経費	423,612	448,094	△ 24,482	866,549
その他経常費用	642,513	509,112	133,401	1,068,430
経常利益	114,100	165,508	△ 51,408	342,844
特別利益	2,671	41,421	△ 38,750	117,020
特別損失	20,056	20,050	6	54,971
税金等調整前中間(当期)純利益	96,715	186,880	△ 90,165	404,894
法人税、住民税及び事業税	17,079	22,436	△ 5,357	24,289
還付法人税等	8,104	－	8,104	－
法人税等調整額	5,277	△ 5,137	10,414	8,593
少数株主利益	29,090	26,087	3,003	41,596
中間（当期）純利益	53,372	143,492	△ 90,120	330,414

（注）記載金額は百万円未満を切り捨てて表示しております。

比較中間連結剰余金計算書(主要内訳)

(金額単位　百万円)

連結会計期間別 / 科目	当中間連結会計期間 自 平成16年 4月 1日 至 平成16年 9月30日 (A)	前中間連結会計期間 自 平成15年 4月 1日 至 平成15年 9月30日 (B)	比較 (A)－(B)	前連結会計年度要約連結剰余金計算書 自 平成15年 4月 1日 至 平成16年 3月31日
(資本剰余金の部)				
資本剰余金期首残高	865,282	856,237	9,045	856,237
資本剰余金増加高	1,588	－	1,588	9,044
資本剰余金減少高	－	1,439	△ 1,439	－
資本剰余金中間期末(期末)残高	866,870	854,798	12,072	865,282
(利益剰余金の部)				
利益剰余金期首残高	611,189	311,664	299,525	311,664
利益剰余金増加高	55,122	147,018	△ 91,896	334,898
利益剰余金減少高	53,873	35,373	18,500	35,373
利益剰余金中間期末(期末)残高	612,438	423,309	189,129	611,189

(注) 記載金額は百万円未満を切り捨てて表示しております。

比較中間連結キャッシュ・フロー計算書

（金額単位　百万円）

科目 ＼ 連結会計期間別	当中間連結会計期間 自 平成16年4月 1日 至 平成16年9月30日 (A)	前中間連結会計期間 自 平成15年4月 1日 至 平成15年9月30日 (B)	比較 (A)－(B)	前連結会計年度 連結ｷｬｯｼｭ・ﾌﾛｰ計算書 自 平成15年4月 1日 至 平成16年3月31日
Ⅰ 営業活動によるキャッシュ・フロー				
税金等調整前中間（当期）純利益	96,715	186,880	△ 90,165	404,894
動産不動産等減価償却費	41,082	41,894	△ 812	82,464
リース資産減価償却費	168,782	167,285	1,497	336,271
連結調整勘定償却額	4,280	4,191	89	△ 4,260
持分法による投資損益（△）	△ 12,893	△ 8,044	△ 4,849	△ 15,700
貸倒引当金の増加額	△ 200,035	△ 550,977	350,942	△ 824,917
債権売却損失引当金の増加額	－	△ 18,036	18,036	△ 20,665
賞与引当金の増加額	△ 855	△ 1,134	279	221
退職給付引当金の増加額	131,309	7,969	123,340	△ 40,069
日本国際博覧会出展引当金の増加額	55	57	△ 2	116
資金運用収益	△ 752,495	△ 826,407	73,912	△ 1,591,338
資金調達費用	156,704	163,169	△ 6,465	310,267
有価証券関係損益（△）	△ 74,018	△ 40,431	△ 33,587	△ 67,928
金銭の信託の運用損益（△）	－	1,007	△ 1,007	△ 121
為替差損益（△）	△ 172,849	221,477	△ 394,326	407,340
動産不動産処分損益（△）	8,716	7,985	731	30,697
リース資産処分損益（△）	△ 1,143	49	△ 1,192	△ 1,870
特定取引資産の純増（△）減	37,897	1,003,098	△ 965,201	1,131,864
特定取引負債の純増減（△）	△ 98,289	△ 802,432	704,143	△ 929,787
貸出金の純増（△）減	△ 18,373	1,985,803	△ 2,004,176	6,198,239
預金の純増減（△）	2,245,859	△ 428,206	2,674,065	1,829,914
譲渡性預金の純増減（△）	△ 478,870	△ 1,479,196	1,000,326	△ 1,338,888
借用金（劣後特約付借入金を除く）の純増減（△）	△ 142,894	△ 51,542	△ 91,352	△ 112,211
有利息預け金の純増（△）減	△ 683,001	△ 432,383	△ 250,618	△ 1,299,305
コールローン等の純増（△）減	△ 59,546	△ 508,664	449,118	△ 318,516
債券貸借取引支払保証金の純増（△）減	△ 612,055	1,356,233	△ 1,968,288	971,914
コールマネー等の純増減（△）	△ 1,845,325	△ 3,181,690	1,336,365	△ 5,704,903
コマーシャル・ペーパーの純増減（△）	69,300	59,700	9,600	94,900
債券貸借取引受入担保金の純増減（△）	△ 1,344,179	△ 182,466	△ 1,161,713	1,139,101
外国為替（資産）の純増（△）減	△ 219,887	△ 24,440	△ 195,447	5,016
外国為替（負債）の純増減（△）	△ 39,119	50,442	△ 89,561	175,444
普通社債の発行・償還による純増減（△）	279,933	8,655	271,278	152,514
信託勘定借の純増減（△）	6,169	18,990	△ 12,821	30,078
資金運用による収入	797,421	856,081	△ 58,660	1,636,935
資金調達による支出	△ 158,410	△ 174,330	15,920	△ 336,704
取引約定未払金の純増減（△）	－	－	－	1,188,672
その他	△ 332,096	809,744	△ 1,141,840	27,099
小計	△ 3,202,113	△ 1,759,666	△ 1,442,447	3,546,782
法人税等の支払額	△ 28,614	5,817	△ 34,431	△ 24,664
営業活動によるキャッシュ・フロー	△ 3,230,728	△ 1,753,848	△ 1,476,880	3,522,118
Ⅱ 投資活動によるキャッシュ・フロー				
有価証券の取得による支出	△ 21,283,083	△ 23,707,428	2,424,345	△ 47,305,660
有価証券の売却による収入	16,679,189	15,807,610	871,579	30,688,033
有価証券の償還による収入	7,674,230	9,806,287	△ 2,132,057	13,967,819
金銭の信託の増加による支出	－	△ 21,111	21,111	△ 21,225
金銭の信託の減少による収入	0	17,268	△ 17,268	42,259
動産不動産の取得による支出	△ 22,183	△ 22,248	65	△ 80,932
動産不動産の売却による収入	28,080	17,330	10,750	20,839
リース資産の取得による支出	△ 185,819	△ 192,936	7,117	△ 368,159
リース資産の売却による収入	18,991	15,526	3,465	37,678
連結範囲の変更を伴う子会社株式の取得による支出	△ 2,970	△ 8,999	6,029	△ 8,999
投資活動によるキャッシュ・フロー	2,906,435	1,711,298	1,195,137	△ 3,028,346
Ⅲ 財務活動によるキャッシュ・フロー				
劣後特約付借入による収入	20,000	34,500	△ 14,500	89,500
劣後特約付借入金の返済による支出	△ 22,240	△ 95,500	73,260	△ 195,000
劣後特約付社債・新株予約権付社債の発行による収入	237,275	238,362	△ 1,087	436,453
劣後特約付社債・新株予約権付社債の償還による支出	△ 48,000	△ 42,962	△ 5,038	△ 150,713
配当金支払額	△ 46,447	△ 33,330	△ 13,117	△ 33,360
少数株主からの払込みによる収入	－	－	－	25
少数株主への配当金支払額	△ 26,171	△ 24,388	△ 1,783	△ 33,196
自己株式の取得による支出	△ 502	△ 152	△ 350	△ 632
自己株式の売却による収入	3,936	936	3,000	24,058
財務活動によるキャッシュ・フロー	117,850	77,465	40,385	137,134
Ⅳ 現金及び現金同等物に係る換算差額	716	△ 1,763	2,479	△ 2,417
Ⅴ 現金及び現金同等物の増加額	△ 205,726	33,151	△ 238,877	628,488
Ⅵ 現金及び現金同等物の期首残高	3,529,479	2,900,991	628,488	2,900,991
Ⅶ 連結子会社の合併に伴う現金及び現金同等物の増加額	3,941	－	3,941	－
Ⅷ 連結除外に伴う現金及び現金同等物の減少額	－	△ 0	0	△ 0
Ⅸ 現金及び現金同等物の中間期末（期末）残高	3,327,694	2,934,143	393,551	3,529,479

（注）記載金額は百万円未満を切り捨てて表示しております。

Ⅴ．セグメント情報

1．事業の種類別セグメント情報

当中間連結会計期間（自　平成１６年４月１日　　至　平成１６年９月３０日）　　（金額単位 百万円）

	銀行業	リース業	その他事業	計	消去又は全社	連結
経常収益						
(1) 外部顧客に対する経常収益	1,226,811	344,806	206,554	1,778,173	−	1,778,173
(2) セグメント間の内部経常収益	15,719	10,000	95,613	121,334	(121,334)	−
計	1,242,531	354,807	302,168	1,899,507	(121,334)	1,778,173
経常費用	1,210,191	333,222	232,405	1,775,819	(111,747)	1,664,072
経常利益	32,340	21,584	69,763	123,688	(9,587)	114,100

(注) 1.事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2.各事業の主な内容
(1)銀行業‥‥‥‥‥銀行業
(2)リース業‥‥‥‥リース業
(3)その他事業‥‥‥証券、ｸﾚｼﾞｯﾄｶｰﾄﾞ、投融資、融資、ﾍﾞﾝﾁｬｰｷｬﾋﾟﾀﾙ、ｼｽﾃﾑ開発・情報処理業

前中間連結会計期間（自　平成１５年４月１日　　至　平成１５年９月３０日）　　（金額単位 百万円）

	銀行業	リース業	その他事業	計	消去又は全社	連結
経常収益						
(1) 外部顧客に対する経常収益	1,276,476	317,650	166,708	1,760,835	−	1,760,835
(2) セグメント間の内部経常収益	14,913	9,527	90,622	115,063	(115,063)	−
計	1,291,389	327,177	257,331	1,875,898	(115,063)	1,760,835
経常費用	1,168,804	313,395	220,912	1,703,112	(107,786)	1,595,326
経常利益	122,584	13,782	36,418	172,785	(7,277)	165,508

前連結会計年度（自　平成１５年４月１日　　至　平成１６年３月３１日）　　（金額単位 百万円）

	銀行業	リース業	その他事業	計	消去又は全社	連結
経常収益						
(1) 外部顧客に対する経常収益	2,492,168	674,243	386,098	3,552,510	−	3,552,510
(2) セグメント間の内部経常収益	26,911	18,466	182,955	228,333	(228,333)	−
計	2,519,079	692,709	569,054	3,780,844	(228,333)	3,552,510
経常費用	2,295,451	658,092	472,737	3,426,281	(216,616)	3,209,665
経常利益	223,627	34,616	96,317	354,562	(11,717)	342,844

2．所在地別セグメント情報

当中間連結会計期間（自　平成１６年４月１日　　至　平成１６年９月３０日）　　（金額単位 百万円）

	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
経常収益							
(1) 外部顧客に対する経常収益	1,654,502	56,534	31,188	35,947	1,778,173	—	1,778,173
(2) セグメント間の内部経常収益	21,527	24,310	2,143	12,142	60,123	(60,123)	—
計	1,676,029	80,844	33,331	48,090	1,838,296	(60,123)	1,778,173
経常費用	1,609,260	48,580	28,499	31,670	1,718,011	(53,939)	1,664,072
経常利益	66,768	32,264	4,832	16,419	120,284	(6,184)	114,100

(注)　1. 当社及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2. 米州にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、欧州には英国、ドイツ連邦共和国、フランス共和国等が、アジア・オセアニアには香港、シンガポール共和国、オーストラリア等が属しております。

前中間連結会計期間（自　平成１５年４月１日　　至　平成１５年９月３０日）　　（金額単位 百万円）

	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
経常収益							
(1) 外部顧客に対する経常収益	1,606,056	71,757	43,371	39,649	1,760,835	—	1,760,835
(2) セグメント間の内部経常収益	21,629	19,230	2,464	6,062	49,386	(49,386)	—
計	1,627,685	90,988	45,836	45,712	1,810,221	(49,386)	1,760,835
経常費用	1,521,296	56,531	37,252	25,388	1,640,469	(45,143)	1,595,326
経常利益	106,388	34,456	8,583	20,323	169,752	(4,243)	165,508

前連結会計年度（自　平成１５年４月１日　　至　平成１６年３月31日）　　（金額単位 百万円）

	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
経常収益							
(1) 外部顧客に対する経常収益	3,250,452	135,908	75,566	90,582	3,552,510	—	3,552,510
(2) セグメント間の内部経常収益	50,138	39,129	6,113	11,360	106,742	(106,742)	—
計	3,300,591	175,038	81,680	101,942	3,659,252	(106,742)	3,552,510
経常費用	3,067,985	109,837	65,586	59,397	3,302,806	(93,140)	3,209,665
経常利益	232,606	65,201	16,093	42,545	356,446	(13,601)	342,844

3．海外経常収益

（金額単位 百万円）

期別	海外経常収益	連結経常収益	海外経常収益の連結経常収益に占める割合
当中間連結会計期間 [自 平成16年4月 1日 至 平成16年9月30日]	123,670	1,778,173	% 7.0
前中間連結会計期間 [自 平成15年4月 1日 至 平成15年9月30日]	154,778	1,760,835	8.8
前連結会計年度 [自 平成15年4月 1日 至 平成16年3月31日]	302,057	3,552,510	8.5

（注） 1．一般企業の海外売上高に代えて、海外経常収益を記載しております。
2．海外経常収益は、連結子会社である三井住友銀行の海外店取引、並びに海外連結子会社の取引に係る経常収益（ただし、連結会社間の内部経常収益を除く。）で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

Ⅵ．生産、受注及び販売の状況

該当する情報がないので記載しておりません。

＜付表＞

（有価証券関係）

1．当中間連結会計期間（平成16年 9月30日現在）

(注1)中間連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券、コマーシャル･ペーパー及び短期社債、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等も含めて記載しております。
(注2)子会社株式及び関連会社株式で時価のあるものについては、中間財務諸表における注記事項として記載しております。

(1) 売買目的有価証券

（金額単位 百万円）

	当中間連結会計期間（平成16年 9月30日現在）	
	中間連結貸借対照表計上額	当中間連結会計期間の損益に含まれた評価差額
売買目的有価証券	1,209,190	△2,548

(2) 満期保有目的の債券で時価のあるもの

（金額単位 百万円）

	当中間連結会計期間（平成16年 9月30日現在）				
	中間連結貸借対照表計上額	時 価	差 額		
				うち益	うち損
国 債	508,400	502,551	△5,848	1,684	7,533
地方債	―	―	―	―	―
社 債	―	―	―	―	―
その他	36,235	36,794	558	681	122
合 計	544,636	539,346	△5,289	2,365	7,655

(注) 1. 時価は、当中間連結会計期間末日における市場価格等に基づいております。
2.「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(3) その他有価証券で時価のあるもの

（金額単位 百万円）

	当中間連結会計期間（平成16年 9月30日現在）				
	取得原価	中間連結貸借対照表計上額	評価差額		
				うち益	うち損
株 式	2,035,061	2,616,748	581,686	637,425	55,738
債 券	13,744,918	13,686,800	△58,118	18,409	76,527
国 債	12,421,472	12,371,625	△49,846	13,933	63,780
地方債	504,080	497,812	△6,267	1,094	7,361
社 債	819,366	817,362	△2,003	3,381	5,385
その他	4,079,116	4,039,623	△39,492	8,902	48,395
合 計	19,859,096	20,343,172	484,076	664,737	180,661

(注) 1. 評価差額のうち、時価ヘッジの適用により損益に反映させた額は22,199百万円（収益）であります。
2. 中間連結貸借対照表計上額は、株式については主として当中間連結会計期間末前1ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当中間連結会計期間末日における市場価格等に基づく時価により、それぞれ計上したものであります。
3.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
4. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を当中間連結会計期間の損失として処理（以下、「減損処理」という。）しております。当中間連結会計期間におけるこの減損処理額は39百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30％以上下落
正常先	時価が取得原価に比べて50％以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 当中間連結会計期間中に売却した満期保有目的の債券

該当ありません。

(5) 当中間連結会計期間中に売却したその他有価証券

(金額単位 百万円)

	当中間連結会計期間 (自 平成16年 4月1日 至 平成16年 9月30日)		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	16,678,701	117,923	27,549

(6) 時価のない有価証券の主な内容及び中間連結貸借対照表計上額

(金額単位 百万円)

	当中間連結会計期間 (平成16年 9月30日現在)
満期保有目的の債券	
非上場外国証券	3,492
その他	11,290
その他有価証券	
非上場株式(店頭売買株式を除く)	580,961
非上場債券	1,768,325
非上場外国証券	394,347
その他	150,646

(7) 保有目的を変更した有価証券

該当ありません。

(8) その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

(金額単位 百万円)

	当中間連結会計期間(平成16年 9月30日現在)			
	1年以内	1年超 5年以内	5年超 10年以内	10年超
債 券	2,927,449	7,891,459	2,987,501	2,157,117
国 債	2,701,723	5,793,773	2,234,942	2,149,585
地方債	13,233	252,642	231,433	503
社 債	212,492	1,845,044	521,125	7,028
その他	378,578	2,956,785	417,839	511,709
合 計	3,306,028	10,848,244	3,405,341	2,668,827

2．前中間連結会計期間（平成15年 9月30日現在）

（注1）中間連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券、コマーシャル･ペーパー及び短期社債、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等も含めて記載しております。

（注2）子会社株式及び関連会社株式で時価のあるものについては、中間財務諸表における注記事項として記載しております。

(1) 売買目的有価証券

（金額単位 百万円）

	前中間連結会計期間（平成15年 9月30日現在）	
	中間連結貸借対照表計上額	前中間連結会計期間の損益に含まれた評価差額
売買目的有価証券	1,205,895	△1,705

(2) 満期保有目的の債券で時価のあるもの

（金額単位 百万円）

	前中間連結会計期間（平成15年 9月30日現在）				
	中間連結貸借対照表計上額	時価	差額		
				うち益	うち損
国債	510,142	498,990	△11,152	884	12,037
地方債	—	—	—	—	—
社債	—	—	—	—	—
その他	21,329	22,379	1,049	1,166	117
合計	531,472	521,369	△10,103	2,051	12,155

（注）1．時価は、前中間連結会計期間末日における市場価格等に基づいております。
2．「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(3) その他有価証券で時価のあるもの

（金額単位 百万円）

	前中間連結会計期間（平成15年 9月30日現在）				
	取得原価	中間連結貸借対照表計上額	評価差額		
				うち益	うち損
株式	2,606,121	3,077,101	470,979	578,166	107,187
債券	12,436,715	12,281,842	△154,872	6,597	161,470
国債	11,240,557	11,103,803	△136,754	2,865	139,619
地方債	413,692	403,548	△10,143	924	11,067
社債	782,465	774,489	△7,975	2,808	10,783
その他	4,187,030	4,174,553	△12,477	20,171	32,649
合計	19,229,867	19,533,496	303,629	604,936	301,307

（注）1．評価差額のうち、時価ヘッジの適用により損益に反映させた額は22,029百万円（収益）であります。
2．中間連結貸借対照表計上額は、株式については主として前中間連結会計期間末前1ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、前中間連結会計期間末日における市場価格等に基づく時価により、それぞれ計上したものであります。
3．「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
4．その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を前中間連結会計期間の損失として処理（以下、「減損処理」という。）しております。前中間連結会計期間におけるこの減損処理額は530百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30％以上下落
正常先	時価が取得原価に比べて50％以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 当該中間連結会計期間中に売却した満期保有目的の債券

（金額単位 百万円）

	前中間連結会計期間 （自 平成15年 4月 1日 至 平成15年 9月30日）			
	売却原価	売却額	売却損益	売却の理由
国債	21,063	21,709	645	連結子会社であるみなと銀行における資金運用方針の変更
地方債	23,060	23,796	736	
合計	44,123	45,506	1,382	

(5) 当該中間連結会計期間中に売却したその他有価証券

（金額単位 百万円）

	前中間連結会計期間 （自 平成15年 4月 1日 至 平成15年 9月30日）		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	15,761,524	145,995	95,693

(6) 時価のない有価証券の主な内容及び中間連結貸借対照表計上額

（金額単位 百万円）

	前中間連結会計期間 （平成15年 9月30日現在）
満期保有目的の債券	
非上場外国証券	5,411
その他	10,112
その他有価証券	
非上場株式（店頭売買株式を除く）	338,389
非上場債券	1,457,321
非上場外国証券	325,123
その他	109,236

(7) 保有目的を変更した有価証券

連結子会社であるみなと銀行において、前中間連結会計期間中に資金運用方針の変更により、満期保有目的の債券の一部を償還期限前に売却したため、「金融商品会計に関する実務指針」（日本公認会計士協会会計制度委員会報告第14号）第83項により、当該連結子会社の残りの全ての満期保有目的の債券28,281百万円の保有目的区分をその他有価証券に変更しております。この結果、満期保有目的の債券と同様の会計処理を行った場合に比べ、「有価証券」が66百万円増加し、「繰延税金資産」が26百万円減少し、「少数株主持分」及び「その他有価証券評価差額金」がそれぞれ36百万円及び２百万円増加しております。

(8) その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

（金額単位 百万円）

	前中間連結会計期間（平成15年 9月30日現在）			
	１年以内	１年超 ５年以内	５年超 10年以内	10年超
債　券	2,916,076	6,936,933	3,780,495	615,803
国　債	2,717,215	5,160,392	3,125,480	610,858
地方債	6,726	197,435	198,853	533
社　債	192,133	1,579,106	456,162	4,411
その他	471,659	2,977,811	434,399	606,081
合　計	3,387,735	9,914,745	4,214,895	1,221,884

3．前連結会計年度（平成16年 3月31日現在）

(注1)連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券、コマーシャル･ペーパー及び短期社債、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中の貸付債権信託受益権等も含めて記載しております。
(注2)子会社株式及び関連会社株式で時価のあるものについては、財務諸表における注記事項として記載しております。

(1) 売買目的有価証券

（金額単位 百万円）

	前連結会計年度（平成16年 3月31日現在）	
	連結貸借対照表計上額	前連結会計年度の損益に含まれた評価差額
売買目的有価証券	1,170,727	△1,707

(2) 満期保有目的の債券で時価のあるもの

（金額単位 百万円）

	前連結会計年度（平成16年 3月31日現在）				
	連結貸借対照表計上額	時　価	差　額		
				うち益	うち損
国　債	509,458	500,930	△8,527	1,739	10,266
地方債	―	―	―	―	―
社　債	―	―	―	―	―
その他	17,272	18,374	1,101	1,101	―
合　計	526,731	519,305	△7,425	2,840	10,266

(注) 1. 時価は、前連結会計年度末日における市場価格等に基づいております。
2. 「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(3) その他有価証券で時価のあるもの

（金額単位 百万円）

	前連結会計年度（平成16年 3月31日現在）				
	取得原価	連結貸借対照表計上額	評価差額		
				うち益	うち損
株　式	2,234,577	2,904,362	669,784	736,878	67,094
債　券	15,604,771	15,501,515	△103,256	18,590	121,847
国　債	14,028,689	13,939,482	△89,207	14,225	103,432
地方債	515,362	506,263	△9,098	1,075	10,173
社　債	1,060,720	1,055,769	△4,950	3,289	8,240
その他	5,354,322	5,363,406	9,084	32,047	22,963
合　計	23,193,672	23,769,285	575,612	787,517	211,904

(注) 1. 評価差額のうち、時価ヘッジの適用により損益に反映させた額は23,452百万円（収益）であります。
2. 連結貸借対照表計上額は、株式については主として前連結会計年度末前1ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、前連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
3. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
4. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を前連結会計年度の損失として処理（以下、「減損処理」という。）しております。前連結会計年度におけるこの減損処理額は5,625百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30％以上下落
正常先	時価が取得原価に比べて50％以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 前連結会計年度中に売却した満期保有目的の債券

(金額単位 百万円)

	前連結会計年度 (自 平成15年 4月 1日 至 平成16年 3月31日)			
	売却原価	売却額	売却損益	売却の理由
国債	21,063	21,709	645	連結子会社であるみなと銀行における資金運用方針の変更
地方債	23,060	23,796	736	
合計	44,123	45,506	1,382	

(5) 前連結会計年度中に売却したその他有価証券

(金額単位 百万円)

	前連結会計年度 (自 平成15年 4月 1日 至 平成16年 3月31日)		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	30,640,639	281,085	154,031

(6) 時価のない有価証券の主な内容及び連結貸借対照表計上額

(金額単位 百万円)

	前連結会計年度 (平成16年 3月31日現在)
満期保有目的の債券	
非上場外国証券	3,371
その他	9,713
その他有価証券	
非上場株式(店頭売買株式を除く)	532,446
非上場債券	1,596,199
非上場外国証券	316,217
その他	144,433

(7) 保有目的を変更した有価証券

連結子会社であるみなと銀行において、前連結会計年度中に資金運用方針の変更により、満期保有目的の債券の一部を償還期限前に売却したため、「金融商品会計に関する実務指針」(日本公認会計士協会会計制度委員会報告第14号)第83項により、当該連結子会社の残りの全ての満期保有目的の債券28,281百万円の保有目的区分をその他有価証券に変更しております。また、保有目的区分を変更した債券のうち、12,063百万円を前連結会計年度中に売却しており、これにより売却損益18百万円を計上しております。

この結果、満期保有目的の債券と同様の会計処理を行った場合に比べ、「有価証券」が35百万円増加し、「繰延税金資産」が14百万円減少し、「少数株主持分」及び「その他有価証券評価差額金」がそれぞれ19百万円及び1百万円増加しております。

(8) その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

(金額単位 百万円)

	前連結会計年度(平成16年 3月31日現在)			
	1年以内	1年超 5年以内	5年超 10年以内	10年超
債 券	2,879,079	9,470,889	3,999,979	1,257,227
国 債	2,706,787	7,223,369	3,266,491	1,252,292
地方債	7,759	263,194	234,789	519
社 債	164,531	1,984,324	498,698	4,415
その他	441,373	4,212,911	457,429	538,094
合 計	3,320,453	13,683,800	4,457,409	1,795,322

(金銭の信託関係)

1.当中間連結会計期間(平成16年 9月30日現在)

(1) 運用目的の金銭の信託

該当ありません。

(2) 満期保有目的の金銭の信託

該当ありません。

(3) その他の金銭の信託(運用目的および満期保有目的以外の金銭の信託)

(金額単位 百万円)

	当中間連結会計期間(平成16年 9月30日現在)				
	取得原価	中間連結貸借対照表計上額	評価差額		
				うち益	うち損
その他の金銭の信託	3,628	3,783	154	271	116

(注) 1. 中間連結貸借対照表計上額は、当中間連結会計期間末日における市場価格等に基づく時価により計上したものであります。
2. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

2.前中間連結会計期間(平成15年 9月30日現在)

(1) 運用目的の金銭の信託

(金額単位 百万円)

	前中間連結会計期間(平成15年 9月30日現在)	
	中間連結貸借対照表計上額	前中間連結会計期間の損益に含まれた評価差額
運用目的の金銭の信託	7,443	-

(2) 満期保有目的の金銭の信託

該当ありません。

(3) その他の金銭の信託(運用目的および満期保有目的以外の金銭の信託)

(金額単位 百万円)

	前中間連結会計期間(平成15年 9月30日現在)				
	取得原価	中間連結貸借対照表計上額	評価差額		
				うち益	うち損
その他の金銭の信託	20,070	20,054	△16	249	265

(注) 1. 中間連結貸借対照表計上額は、前中間連結会計期間末日における市場価格等に基づく時価により計上したものであります。
2. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

3.前連結会計年度(平成16年 3月31日現在)

(1) 運用目的の金銭の信託

該当ありません。

(2) 満期保有目的の金銭の信託

該当ありません。

(3) その他の金銭の信託(運用目的および満期保有目的以外の金銭の信託)

(金額単位 百万円)

	前連結会計年度(平成16年 3月31日現在)				
	取得原価	連結貸借対照表計上額	評価差額		
				うち益	うち損
その他の金銭の信託	3,628	3,749	121	222	100

(注) 1. 連結貸借対照表計上額は、前連結会計年度末日における市場価格等に基づく時価により計上したものであります。
2. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

(その他有価証券評価差額金)

1．当中間連結会計期間(平成16年 9月30日現在)

中間連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

(金額単位 百万円)

	当中間連結会計期間 (平成16年 9月30日現在)
評価差額	462,018
その他有価証券	461,863
その他の金銭の信託	154
(△) 繰延税金負債	187,970
その他有価証券評価差額金(持分相当額調整前)	274,048
(△) 少数株主持分相当額	4,981
(+) 持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	1,185
その他有価証券評価差額金	270,252

(注)1．その他有価証券の評価差額のうち、時価ヘッジの適用により損益に反映させた額は22,199百万円(収益)であります。

2．その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額(損益処理分を除く)を含んでおります。

2．前中間連結会計期間(平成15年 9月30日現在)

中間連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

(金額単位 百万円)

	前中間連結会計期間 (平成15年 9月30日現在)
評価差額	281,549
その他有価証券	281,565
その他の金銭の信託	△16
(△) 繰延税金負債	110,389
その他有価証券評価差額金(持分相当額調整前)	171,159
(△) 少数株主持分相当額	△4,343
(+) 持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	722
その他有価証券評価差額金	176,225

(注)1．その他有価証券の評価差額のうち、時価ヘッジの適用により損益に反映させた額は22,029百万円(収益)であります。

2．その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額(損益処理分を除く)を含んでおります。

3．前連結会計年度(平成16年 3月31日現在)

連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

(金額単位 百万円)

	前連結会計年度 (平成16年 3月31日現在)
評価差額	552,271
その他有価証券	552,149
その他の金銭の信託	121
(△) 繰延税金負債	225,309
その他有価証券評価差額金(持分相当額調整前)	326,962
(△) 少数株主持分相当額	3,207
(+) 持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	1,258
その他有価証券評価差額金	325,013

(注)1．その他有価証券の評価差額のうち、時価ヘッジの適用により損益に反映させた額は23,452百万円(収益)であります。

2．その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額(損益処理分を除く)を含んでおります。

（デリバティブ取引関係）

ＥＤＩＮＥＴにより開示を行うため、記載を省略しております。

平成17年 3月期　個別中間財務諸表の概要

平成16年11月22日

上場会社名	株式会社　三井住友フィナンシャルグループ	上場取引所	東証･大証･名証
コード番号	8316	本社所在都道府県	東京都
(URL　http://www.smfg.co.jp)			
代表者	取締役社長　西川善文		
問合せ先責任者	財務部副部長　正脇久昌	TEL	(03)5512-3411
中間決算取締役会開催日	平成16年11月22日	中間配当制度の有無	有
中間配当支払開始日	―	単元株制度採用の有無	無

1．平成16年9月中間期の業績（平成16年4月1日～平成16年9月30日）

(1) 経営成績

（注）記載金額は百万円未満を切り捨てて表示しております。

	営業収益		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
平成16年9月中間期	205,265	(―)	203,953	(―)	203,119	(―)
平成15年9月中間期	7,146	(―)	5,637	(―)	5,035	(―)
平成16年3月期	55,515		52,470		51,188	

	中間（当期）純利益		1株当たり中間（当期）純利益
	百万円	%	円 銭
平成16年9月中間期	202,194	(―)	34,489 13
平成15年9月中間期	4,829	(―)	833 45
平成16年3月期	50,505		3,704 49

（注）① 期中平均株式数　平成16年9月中間期　5,862,553株　平成15年9月中間期　5,794,872株　平成16年3月期　5,794,588株
② 会計処理の方法の変更　無
③ 営業収益、営業利益、経常利益、中間(当期)純利益におけるパーセント表示は、対前年中間期増減率

(2) 配当状況（下記には普通株式の配当状況を記載しております。優先株式につきましては別紙をご参照ください。）

	1株当たり中間配当金	1株当たり年間配当金
	円 銭	円 銭
平成16年9月中間期	0 00	―
平成15年9月中間期	0 00	―
平成16年3月期	―	3,000 00

(3) 財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円 銭
平成16年9月中間期	3,558,800	3,328,039	93.5	279,738 68
平成15年9月中間期	3,357,722	3,127,494	93.1	229,727 04
平成16年3月期	3,403,007	3,172,721	93.2	232,550 74

（注）① 期末発行済株式数　平成16年9月中間期　6,202,692株　平成15年9月中間期　5,794,692株　平成16年3月期　5,793,940株
② 期末自己株式数　平成16年9月中間期　2,686株　平成15年9月中間期　1,318株　平成16年3月期　2,069株

2．平成17年3月期の業績予想（平成16年4月1日～平成17年3月31日）

	営業収益	経常利益	当期純利益	1株当たり年間配当金 期末	
	百万円	百万円	百万円	円 銭	円 銭
通期	260,000	255,000	255,000	4,000 00	4,000 00

（参考）　1株当たり予想当期純利益（通期）　39,261円　16銭

本資料には、将来の業績に関する記述が含まれています。こうした記述は、将来の業績を保証するものではなく、リスクと不確実性を内包するものです。将来の業績は、経営環境に関する前提条件の変化等に伴い、予想対比変化し得ることにご留意ください。

（平成16年9月中間期の業績）

「期中平均株式数」

	平成16年9月中間期	平成15年9月中間期	平成16年3月期
普通株式	5,862,553 株	5,794,872 株	5,794,588 株
第一種優先株式	61,666 株	67,000 株	67,000 株
第二種優先株式	100,000 株	100,000 株	100,000 株
第三種優先株式	782,500 株	800,000 株	800,000 株
第1-12回第四種優先株式	50,100 株	50,100 株	50,100 株
第13回第四種優先株式	114,783 株	114,999 株	114,999 株

「期末発行済株式数」

	平成16年9月中間期	平成15年9月中間期	平成16年3月期
普通株式	6,202,692 株	5,794,692 株	5,793,940 株
第一種優先株式	35,000 株	67,000 株	67,000 株
第二種優先株式	100,000 株	100,000 株	100,000 株
第三種優先株式	695,000 株	800,000 株	800,000 株
第1-12回第四種優先株式	50,100 株	50,100 株	50,100 株
第13回第四種優先株式	114,202 株	114,999 株	114,999 株

(注)当中間期における発行済株式数の増減内容は以下のとおりであります。

		発行株式数	発行価格	資本組入額
・第一種優先株式の	普通株式	101,362.06株	－ 円	－ 円
普通株式への転換	第一種優先株式	△32,000株	－ 円	－ 円
・第三種優先株式の	普通株式	300,343.25株	－ 円	－ 円
普通株式への転換	第三種優先株式	△105,000株	－ 円	－ 円
・第13回第四種優先株式の	普通株式	7,663.34株	－ 円	－ 円
普通株式への転換	第13回第四種優先株式	△797株	－ 円	－ 円

「１株当たり配当金」

	平成16年9月中間期（中間配当）	平成15年9月中間期（中間配当）	平成16年3月期（年間配当）
	円 銭	円 銭	円 銭
普通株式	0 00	0 00	3,000 00
第一種優先株式	0 00	0 00	10,500 00
第二種優先株式	0 00	0 00	28,500 00
第三種優先株式	0 00	0 00	13,700 00
第1-12回第四種優先株式	0 00	0 00	135,000 00
第13回第四種優先株式	0 00	0 00	67,500 00

（平成17年3月期の業績予想）

「１株当たり年間配当金」

	１株当たり年間配当金	
	期　末	
	円 銭	円 銭
普通株式	4,000 00	4,000 00
第一種優先株式	10,500 00	10,500 00
第二種優先株式	28,500 00	28,500 00
第三種優先株式	13,700 00	13,700 00
第1-12回第四種優先株式	135,000 00	135,000 00
第13回第四種優先株式	67,500 00	67,500 00

（参考）「平成17年３月期の業績予想」指標算式

○　１株当たり予想当期純利益

$$\frac{\text{予想当期純利益} - \text{予想優先株式配当金総額}}{\text{中間期末発行済普通株式数（除く自己株式（注））}}$$

(注)平成16年９月30日開催の取締役会決議に基づき平成16年11月２日に取得した自己株式（当社普通株式400,805株）も含めております。

中間貸借対照表

（金額単位　百万円）

科目 ＼ 期別	前中間会計期間（平成15年９月30日現在） 金額	構成比	当中間会計期間（平成16年９月30日現在） 金額	構成比	前事業年度要約貸借対照表（平成16年３月31日現在） 金額	構成比
（資産の部）		%		%		%
流動資産						
現金及び預金	61,841		27,259		98,159	
１年以内回収予定関係会社長期貸付金	－		40,000		－	
その他	3,613		40,931		12,789	
流動資産合計	65,455	2.0	108,191	3.1	110,948	3.3
固定資産						
有形固定資産	0		3		0	
無形固定資産	34		48		47	
投資その他の資産	3,291,175		3,449,803		3,291,105	
関係会社株式	3,246,072		3,446,462		3,246,462	
関係会社長期貸付金	40,000		－		40,000	
その他	5,102		3,340		4,642	
固定資産合計	3,291,210	98.0	3,449,854	96.9	3,291,153	96.7
繰延資産	1,056	0.0	754	0.0	905	0.0
資産合計	3,357,722	100.0	3,558,800	100.0	3,403,007	100.0
（負債の部）						
流動負債						
短期借入金	230,000		230,000		230,000	
賞与引当金	76		54		84	
その他	151		706		201	
流動負債合計	230,228	6.9	230,761	6.5	230,286	6.8
負債合計	230,228	6.9	230,761	6.5	230,286	6.8
（資本の部）						
資本金	1,247,650	37.1	1,247,650	35.0	1,247,650	36.7
資本剰余金						
資本準備金	1,247,762		1,247,762		1,247,762	
その他資本剰余金	499,501		499,524		499,510	
資本剰余金合計	1,747,263	52.0	1,747,286	49.1	1,747,273	51.3
利益剰余金						
任意積立金	30,420		30,420		30,420	
中間（当期）未処分利益	102,624		304,073		148,300	
利益剰余金合計	133,044	4.0	334,493	9.4	178,720	5.2
自己株式	△ 463	△ 0.0	△ 1,390	△ 0.0	△ 921	△ 0.0
資本合計	3,127,494	93.1	3,328,039	93.5	3,172,721	93.2
負債資本合計	3,357,722	100.0	3,558,800	100.0	3,403,007	100.0

中間損益計算書

(金額単位　百万円)

期別 科目	前中間会計期間 (自 平成15年4月1日 至 平成15年9月30日) 金額		百分比	当中間会計期間 (自 平成16年4月1日 至 平成16年9月30日) 金額		百分比	前事業年度要約損益計算書 (自 平成15年4月1日 至 平成16年3月31日) 金額		百分比
営業収益			%			%			%
関係会社受取配当金	3,020			201,285			47,332		
関係会社受入手数料	3,707			3,558			7,341		
関係会社貸付金利息	419	7,146	100.0	420	205,265	100.0	841	55,515	100.0
営業費用									
販売費及び一般管理費		1,508	21.1		1,312	0.6		3,044	5.5
営業利益		5,637	78.9		203,953	99.4		52,470	94.5
営業外収益		109	1.5		113	0.1		121	0.2
営業外費用		712	9.9		947	0.5		1,403	2.5
経常利益		5,035	70.5		203,119	99.0		51,188	92.2
税引前中間(当期)純利益		5,035	70.5		203,119	99.0		51,188	92.2
法人税、住民税及び事業税	1			1			3		
還付法人税等	−			329			−		
法人税等調整額	204	205	2.9	1,252	924	0.5	679	683	1.2
中間(当期)純利益		4,829	67.6		202,194	98.5		50,505	91.0
前期繰越利益		97,298			101,878			97,298	
利益準備金取崩額		496			−			496	
中間(当期)未処分利益		102,624			304,073			148,300	

〈中間財務諸表作成の基本となる重要な事項〉

1．有価証券の評価基準及び評価方法

子会社株式及び関連会社株式・・・　移動平均法による原価法により行っております。

その他有価証券・・・・・・・・・　時価のないものについては、移動平均法による原価法により行っております。

2．固定資産の減価償却の方法

(1)有形固定資産

定率法（ただし、建物については定額法）を採用しております。

(2)無形固定資産

自社利用のソフトウェアについては、社内における利用可能期間（５年）に基づく定額法により償却しております。

3．引当金の計上基準

賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間会計期間に帰属する額を計上しております。

4．リース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

5．消費税等の会計処理

消費税及び地方消費税の会計処理は、税抜方式によっております。

〈追加情報〉

「地方税法等の一部を改正する法律」（平成15年法律第９号）が平成15年３月31日に公布され、平成16年４月１日以後開始する事業年度より法人事業税に係る課税標準の一部が「付加価値額」及び「資本等の金額」に変更されることになりました。これに伴い、「法人事業税における外形標準課税部分の損益計算書上の表示についての実務上の取扱い」（企業会計基準委員会実務対応報告第12号）に基づき、「付加価値額」及び「資本等の金額」に基づき算定された法人事業税について、当中間期から中間損益計算書中の「販売費及び一般管理費」に含めて表示しております。

〈注記事項〉

（中間貸借対照表関係）

1．記載金額は百万円未満を切り捨てて表示しております。

2．有形固定資産の減価償却累計額　　0 百万円

3．劣後特約付貸付金

１年以内回収予定関係会社長期貸付金は、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付貸付金であります。

4．偶発債務

株式会社三井住友銀行デュッセルドルフ支店の対顧預金払い戻しに関し、ドイツ銀行協会預金保険基金に対して55,234百万円の保証を行っております。

（中間損益計算書関係）

1．記載金額は百万円未満を切り捨てて表示しております。

2．営業外費用のうち主要なもの

支払利息	438 百万円
創立費償却	150 百万円

3．減価償却実施額

有形固定資産	0 百万円
無形固定資産	6 百万円

（有価証券関係）

子会社株式及び関連会社株式で時価のあるものはありません。

（重要な後発事象）

当社は、平成16年９月30日開催の取締役会における決議に基づき、平成16年11月２日に次のとおり自己株式の取得を実施しております。

(1) 取得した株式の種類　　当社普通株式
(2) 取得した株式の総数　　400,805 株
(3) 取得価格（総額）　　668,000 円（総額267,737,740,000 円）
(4) 取得方法　　東京証券取引所のToSTNeT-2（終値取引）による買付け

なお、株式会社整理回収機構が当社普通株式401,705.31株（同機構が保有していた当社発行の第一種優先株式のうち32,000株（転換総額96,000百万円）及び第三種優先株式のうち105,000株（転換総額105,000百万円）を平成16年９月30日に転換したもの）を、平成16年11月２日に268,339,153,590円にて売却したことが、預金保険機構から公表されております。

平成１６年度
中間決算説明資料

株式会社三井住友フィナンシャルグループ
株　式　会　社　三　井　住　友　銀　行

【 目 次 】

ページ

平成１６年度中間決算の概況

（注） 【連結】は、三井住友フィナンシャルグループの連結の計数を表示しております。

平成１６年度中間決算の概況

１．損益状況

【三井住友銀行単体】　　（金額単位　百万円）

		１６年中間期	15年中間期比	１５年中間期
業務粗利益	1	762,716	△ 32,623	795,339
（除く国債等債券損益）	2	(736,053)	(△ 40,514)	(776,567)
国内業務粗利益	3	590,117	31,150	558,967
（除く国債等債券損益）	4	(570,218)	(13,638)	(556,580)
資金利益	5	462,433	△ 19,255	481,688
信託報酬	6	728	644	84
役務取引等利益	7	100,551	22,374	78,177
特定取引利益	8	725	2,588	△ 1,863
その他業務利益	9	25,678	24,798	880
（うち国債等債券損益）	10	(19,899)	(17,513)	(2,386)
国際業務粗利益	11	172,598	△ 63,773	236,371
（除く国債等債券損益）	12	(165,834)	(△ 54,152)	(219,986)
資金利益	13	28,435	△ 58,473	86,908
役務取引等利益	14	26,470	5,318	21,152
特定取引利益	15	20,424	△ 131,264	151,688
その他業務利益	16	97,268	120,645	△ 23,377
（うち国債等債券損益）	17	(6,764)	(△ 9,621)	(16,385)
経費（除く臨時処理分）	18	△ 291,136	4,894	△ 296,030
人件費	19	△ 104,320	9,647	△ 113,967
物件費	20	△ 168,549	△ 1,852	△ 166,697
税金	21	△ 18,266	△ 2,901	△ 15,365
業務純益（一般貸倒引当金繰入前）	22	471,580	△ 27,728	499,308
（除く国債等債券損益）	23	(444,917)	(△ 35,619)	(480,536)
一般貸倒引当金繰入額	24	349,734	349,734	－
業務純益	25	821,314	322,006	499,308
うち国債等債券損益	26	26,663	7,892	18,771
臨時損益	27	△ 696,116	△ 301,983	△ 394,133
不良債権処理額	28	△ 805,505	△ 431,908	△ 373,597
貸出金償却	29	△ 348,769	△ 10,868	△ 337,901
個別貸倒引当金繰入額	30	△ 403,866	△ 403,866	－
共同債権買取機構売却損	31		740	△ 740
貸出債権売却損等	32	△ 55,707	△ 20,752	△ 34,955
特定海外債権引当勘定繰入額	33	2,838	2,838	－
株式等損益	34	44,819	26,036	18,783
株式等売却益	35	60,005	9,095	50,910
株式等売却損	36	△ 434	24,286	△ 24,720
株式等償却	37	△ 14,751	△ 7,345	△ 7,406
その他臨時損益	38	64,570	103,889	△ 39,319
経常利益	39	125,198	20,023	105,175
特別損益	40	△ 12,127	△ 49,940	37,813
うち動産不動産処分損益	41	△ 3,991	2,413	△ 6,404
動産不動産処分益	42	627	245	382
動産不動産処分損	43	△ 4,619	2,168	△ 6,787
うち退職給付会計基準変更時差異償却	44	△ 8,000	2,083	△ 10,083
うち貸倒引当金戻入益	45	－	△ 13,787	13,787
個別貸倒引当金繰入額	46	－	217,330	△ 217,330
一般貸倒引当金戻入益	47	－	△ 229,089	229,089
特定海外債権引当勘定戻入益	48	－	△ 2,028	2,028
うち債権売却損失引当金戻入益	49		△ 393	393
うち東京都銀行税還付税金・還付加算金	50		△ 40,333	40,333
税引前中間純利益	51	113,070	△ 29,918	142,988
法人税、住民税及び事業税	52	△ 1,645	10,928	△ 12,573
還付法人税等	53	7,405	7,405	－
法人税等調整額	54	△ 276	△ 9,520	9,244
中間純利益	55	118,554	△ 21,105	139,659

与信関係費用（24＋28＋45＋49）	56	△ 455,771	△ 96,356	△ 359,415

（注）　記載金額は百万円未満を切り捨てて表示しております。また、金額が損失又は減益には△を付しております。

【連結】　(金額単位　百万円)

		16年中間期	15年中間期比	15年中間期
連結粗利益	1	1,019,955	△ 29,166	1,049,121
資金利益	2	595,790	△ 67,447	663,237
信託報酬	3	729	645	84
役務取引等利益	4	235,379	40,189	195,190
特定取引利益	5	30,322	△ 133,582	163,904
その他業務利益	6	157,732	131,028	26,704
営業経費	7	△ 423,612	24,482	△ 448,094
与信関係費用	8	△ 612,826	△ 171,304	△ 441,522
貸出金償却	9	△ 391,236	△ 2,312	△ 388,924
個別貸倒引当金繰入額	10	△ 408,321	△ 163,461	△ 244,860
一般貸倒引当金繰入額	11	240,215	11,913	228,302
その他	12	△ 53,482	△ 17,441	△ 36,041
株式等損益	13	48,817	28,213	20,604
持分法による投資損益	14	12,893	4,849	8,044
その他	15	68,873	91,517	△ 22,644
経常利益	16	114,100	△ 51,408	165,508
特別損益	17	△ 17,385	△ 38,756	21,371
税金等調整前中間純利益	18	96,715	△ 90,165	186,880
法人税、住民税及び事業税	19	△ 17,079	5,357	△ 22,436
還付法人税等	20	8,104	8,104	－
法人税等調整額	21	△ 5,277	△ 10,414	5,137
少数株主利益	22	△ 29,090	△ 3,003	△ 26,087
中間純利益	23	53,372	△ 90,120	143,492

(注) 連結粗利益＝（資金運用収益－資金調達費用）＋信託報酬＋（役務取引等収益－役務取引等費用）
＋（特定取引収益－特定取引費用）＋（その他業務収益－その他業務費用）

（ご参考）　(億円)

連結業務純益	24	5,449	122	5,327

(注)連結業務純益＝三井住友銀行業務純益(一般貸倒引当金繰入前)＋他の連結会社の経常利益(臨時要因調整後)
＋持分法適用会社経常利益×持分割合-内部取引(配当等)

（連結対象会社数）　(単位　社)

		16年9月末	16年3月末比	16年3月末
連結子会社数	25	166	1	165
持分法適用会社数	26	50	2	48

2．職員一人当たり業務純益・粗利経費率　【三井住友銀行単体】

（単位　百万円、％）

	16年中間期	15年中間期比	15年中間期
業務純益（一般貸倒引当金繰入前）	471,580	△ 27,728	499,308
職員一人当たり（千円）	26,203	319	25,884
業　務　純　益	821,314	322,006	499,308
職員一人当たり（千円）	45,636	19,752	25,884
業務純益（一般貸倒繰入前・除く国債等債券損益）	444,917	△ 35,619	480,536
職員一人当たり（千円）	24,721	△ 190	24,911
粗　利　経　費　率	38.2	1.0	37.2

（注）1．職員は、執行役員（取締役兼務者は除く）及び海外の現地採用者を含み、臨時雇員、嘱託及び出向者を除いております。

2．職員一人当たり算出の職員数は、平均人員数。

3．粗利経費率＝経費（除く臨時処理分）／業務粗利益

3．国内利鞘　【三井住友銀行単体】

（単位　％）

	16年中間期	15年下半期比	15年中間期比	15年中間期
資金運用利回（A）	1.46	＋ 0.01	＋ 0.01	1.45
貸出金利回（C）	1.79	＋ 0.03	＋ 0.06	1.73
有価証券利回	0.65	＋ 0.05	＋ 0.07	0.58
資金調達原価（B）	0.83	0.00	0.00	0.83
資金調達利回	0.09	0.00	0.00	0.09
預金等利回（D）	0.02	0.00	0.00	0.02
外部負債利回	0.28	＋ 0.03	＋ 0.06	0.22
経費率	0.74	0.00	0.00	0.74
総資金利鞘（A）－（B）	0.63	＋ 0.01	＋ 0.01	0.62
預貸金利鞘（C）－（D）	1.77	＋ 0.03	＋ 0.06	1.71

4．有価証券関係損益　【三井住友銀行単体】

（金額単位　百万円）

	16年中間期	15年中間期比	15年中間期
国債等債券損益	26,663	7,892	18,771
売却益	51,422	△ 36,175	87,597
売却損	△ 24,881	43,872	△ 68,753
償還益	133	133	－
償還損	△ 11	△ 11	－
償却	－	71	△ 71
株式等損益	44,819	26,036	18,783
売却益	60,005	9,095	50,910
売却損	△ 434	24,286	△ 24,720
償却	△ 14,751	△ 7,345	△ 7,406

5．有価証券の評価損益

（1）有価証券の評価基準

売買目的有価証券		時価法（評価差額を損益処理）
満期保有目的有価証券		償却原価法
その他有価証券	時価のあるもの	時価法（評価差額(注)を全部資本直入法により処理）
	時価のないもの	原価法又は償却原価法
子会社株式及び関連会社株式		原価法

（注）その他有価証券のうちＡＬＭ目的で保有する債券の相場変動を相殺するヘッジ取引については時価ヘッジを適用しております。時価ヘッジの適用により損益に反映させた額は、資本直入処理の対象から控除されます。

（ご参考）金銭の信託中の有価証券

運用目的の金銭の信託		時価法（評価差額を損益処理）
その他の金銭の信託	時価のあるもの	時価法（評価差額を全部資本直入法により処理）
	時価のないもの	原価法又は償却原価法

（2）評価損益

【三井住友銀行単体】　（金額単位　百万円）

	16年９月末				16年３月末		
	評価損益				評価損益		
		16年3月末比	評価益	評価損		評価益	評価損
満期保有目的	△ 5,174	2,472	2,360	△ 7,534	△ 7,646	2,618	△ 10,265
子会社･関連会社株式	36,574	△ 5,122	37,269	△ 694	41,696	41,696	－
その他有価証券	457,372	△ 98,774	628,287	△ 170,915	556,146	757,072	△ 200,925
株式	558,882	△ 92,219	607,708	△ 48,826	651,101	711,514	△ 60,413
債券	△ 62,191	39,699	13,255	△ 75,446	△ 101,890	16,211	△ 118,101
その他	△ 39,318	△ 46,253	7,323	△ 46,642	6,935	29,346	△ 22,410
その他の金銭の信託	154	33	271	△ 116	121	222	△ 100
合　計	488,927	△ 101,391	668,188	△ 179,261	590,318	801,610	△ 211,291
株式	595,456	△ 97,342	644,977	△ 49,521	692,798	753,211	△ 60,413
債券	△ 68,040	42,376	14,938	△ 82,978	△ 110,416	17,950	△ 128,366
その他	△ 38,488	△ 46,425	8,272	△ 46,761	7,937	30,448	△ 22,510

（注）1. 「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中のコマーシャル・ペーパーも含めております。

2. 株式のうち子会社・関連会社株式に該当しないものについては（中間）期末日前1カ月の平均時価に、それ以外は（中間）期末日の時価に基づいております。

3. その他有価証券及びその他の金銭の信託については、時価評価しておりますので、上記の表上は、（中間）貸借対照表価額と取得原価（又は償却原価）との差額を計上しております。
なお、16年９月末のその他有価証券の評価損益のうち、時価ヘッジの適用により収益に計上した額が22,199百万円ありますので、資本直入処理の対象となる額は、同額控除されます。また、16年３月末のその他有価証券の評価損益のうち、時価ヘッジの適用により収益に計上した額が23,452百万円ありますので、資本直入処理の対象となる額は、同額控除されます。

【連結】　（金額単位　百万円）

	16年９月末				16年３月末		
	評価損益				評価損益		
		16年3月末比	評価益	評価損		評価益	評価損
満期保有目的	△ 5,289	2,136	2,365	△ 7,655	△ 7,425	2,840	△ 10,266
その他有価証券	484,076	△ 91,536	664,737	△ 180,661	575,612	787,517	△ 211,904
株式	581,686	△ 88,098	637,425	△ 55,738	669,784	736,878	△ 67,094
債券	△ 58,118	45,138	18,409	△ 76,527	△ 103,256	18,590	△ 121,847
その他	△ 39,492	△ 48,576	8,902	△ 48,395	9,084	32,047	△ 22,963
その他の金銭の信託	154	33	271	△ 116	121	222	△ 100
合　計	478,941	△ 89,367	667,374	△ 188,433	568,308	790,580	△ 222,271
株式	581,686	△ 88,098	637,425	△ 55,738	669,784	736,878	△ 67,094
債券	△ 63,966	47,817	20,093	△ 84,060	△ 111,783	20,330	△ 132,113
その他	△ 38,778	△ 49,085	9,855	△ 48,634	10,307	33,371	△ 23,063

（注）1. 「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等も含めております。

2. 株式については主に（中間）期末日前1カ月の平均時価に、それ以外は（中間）期末日の時価に基づいております。

3. その他有価証券及びその他の金銭の信託については、時価評価しておりますので、上記の表上は、（中間）連結貸借対照表価額と取得原価（又は償却原価）との差額を計上しております。
なお、16年９月末のその他有価証券の評価損益のうち、時価ヘッジの適用により収益に計上した額が22,199百万円ありますので、資本直入処理の対象となる額は、同額控除されます。また、16年３月末のその他有価証券の評価損益のうち、時価ヘッジの適用により収益に計上した額が23,452百万円ありますので、資本直入処理の対象となる額は、同額控除されます。

6． デリバティブ取引（繰延ヘッジ会計適用分）の概要　【三井住友銀行単体】

（金額単位　億円）

	16年9月末				16年3月末			
	資産	負債	ネット資産	ネット繰延利益	資産	負債	ネット資産	ネット繰延利益
金利スワップ	665	780	△ 115	△ 712	990	1,065	△ 75	△ 591
通貨スワップ	15	12	3	34	15	39	△ 24	47
その他	39	108	△ 69	△ 191	23	73	△ 50	16
合計	719	900	△ 181	△ 869	1,028	1,177	△ 149	△ 528

（注）1. デリバティブ取引については、時価をもって（中間）貸借対照表価額としております。
2. ヘッジ会計の方法として、金融商品会計実務指針に基づく個別の繰延ヘッジ又は時価ヘッジのほか、日本公認会計士協会業種別監査委員会報告第24号及び第25号に基づく銀行業固有の繰延ヘッジを適用しております。

(補足)金利スワップ(繰延ヘッジ会計適用分)の残存期間別想定元本は以下のとおりであります。

（金額単位　億円）

	16年9月末				16年3月末			
	1年以内	1年超5年以内	5年超	合計	1年以内	1年超5年以内	5年超	合計
受取固定･支払変動	72,788	173,844	35,988	282,620	37,689	201,680	43,076	282,445
受取変動･支払固定	17,176	48,055	35,755	100,986	8,650	30,899	44,604	84,153
受取変動･支払変動	350	5,720	508	6,578	10	6,130	508	6,648
金利ｽﾜｯﾌﾟ想定元本合計	90,314	227,619	72,251	390,184	46,349	238,709	88,188	373,246

７．退職給付関連

（１）退職給付債務残高

【三井住友銀行単体】　　（金額単位　百万円）

		16年中間期	15年中間期比	15年中間期
退職給付債務残高（期首）	（Ａ）	827,806	△ 276,449	1,104,255
（割引率）		（ 2.5% ）	（△ 0.5% ）	（ 3.0% ）
年金資産時価総額（期首）	（Ｂ）	684,749	△ 21,753	706,502
退職給付引当金（期首）	（Ｃ）	11,748	△ 61,068	72,816
前払年金費用（期首）	（Ｄ）	12,394	12,394	－
会計基準変更時差異の未処理額（期首）	（Ｅ）	16,001	△ 24,334	40,335
未認識過去勤務債務(債務の減額)（期首）	（Ｆ）	△ 77,479	△ 24,778	△ 52,701
未認識数理計算上の差異（期首）	(A-B-C+D-E-F)	205,180	△ 132,122	337,302

（ご参考）【連結】　　（金額単位　百万円）

		16年中間期	15年中間期比	15年中間期
退職給付債務残高（期首）	（Ａ）	892,421	△ 272,149	1,164,570
年金資産時価総額（期首）	（Ｂ）	709,353	△ 13,822	723,175
退職給付引当金（期首）	（Ｃ）	40,842	△ 60,566	101,408
前払年金費用（期首）	（Ｄ）	13,049	13,049	－
会計基準変更時差異の未処理額（期首）	（Ｅ）	17,876	△ 26,211	44,087
未認識過去勤務債務(債務の減額)（期首）	（Ｆ）	△ 78,022	△ 24,804	△ 53,218
未認識数理計算上の差異（期首）	(A-B-C+D-E-F)	215,420	△ 133,698	349,118

（２）退職給付費用

【三井住友銀行単体】　　（金額単位　百万円）

	16年中間期	15年中間期比	15年中間期
退職給付費用	25,256	△ 16,158	41,414
勤務費用	8,797	△ 2,052	10,849
利息費用	10,347	△ 6,216	16,563
期待運用収益	△ 10,324	1,360	△ 11,684
会計基準変更時差異処理額（５年均等償却）	8,000	△ 2,083	10,083
過去勤務債務の損益処理額	△ 4,619	△ 1,422	△ 3,197
数理計算上の差異の損益処理額	12,646	△ 5,617	18,263
その他	407	△ 127	534

（ご参考）【連結】　　（金額単位　百万円）

	16年中間期	15年中間期比	15年中間期
退職給付費用	30,925	△ 15,767	46,692

8．自己資本比率　【連結】

（単位　億円、％）

	16年９月末 [速報値]	16年3月末比	15年９月末比	16年３月末	15年９月末
（１）自己資本比率	10.93	△ 0.44	△ 0.02	11.37	10.95
（２）Tier Ⅰ	36,456	740	1,768	35,716	34,688
うちその他有価証券の評価差損	－	－	－	－	－
（３）Tier Ⅱ	34,194	29	1,841	34,165	32,353
①Tier Ⅱに算入された有価証券含み益	2,089	△ 405	817	2,494	1,272
②Tier Ⅱに算入された土地再評価差額金	711	26	19	685	692
③Tier Ⅱに算入された一般貸倒引当金	6,017	△ 1,384	△ 1,357	7,401	7,374
④Tier Ⅱに算入された劣後ローン(社債)残高	25,377	1,791	2,362	23,586	23,015
（４）控除項目	4,436	1,928	1,995	2,508	2,441
（５）自己資本 (2)＋(3)－(4)	66,214	△ 1,160	1,613	67,374	64,601
（６）リスクアセット	605,391	13,351	15,471	592,040	589,920

9．ＲＯＥ

【三井住友銀行単体】

（単位　％）

	16年中間期	15年度比	15年中間期比	15年度	15年中間期
業務純益（一般貸倒引当金繰入前）ベース	58.3	△ 19.1	△ 28.7	77.4	87.0
業務純益ベース	101.5	24.1	14.5	77.4	87.0
中間（当期）純利益ベース	14.7	△ 7.8	△ 9.6	22.5	24.3

【連結】

（単位　％）

	16年中間期	15年度比	15年中間期比	15年度	15年中間期
中間（当期）純利益ベース	7.9	△ 23.8	△ 28.4	31.7	36.3

(注)ＲＯＥ＝ $\dfrac{\text{(中間（当期）純利益等 － 優先株式配当金総額）×年間日数÷中間期中（年間）日数}}{\text{\{(期首株主資本－期首発行済優先株式数×発行価額）＋（期末株主資本－期末発行済優先株式数×発行価額)\}÷2}}$ ×１００

（単位　％）

	16年中間期	15年度比	15年中間期比	15年度	15年中間期
連結ベースＲＯＥ（完全希薄化後）	3.5	△ 8.5	△ 7.6	12.0	11.1

（注）連結ベースＲＯＥ：普通株主資本に転換型優先株式を含めた完全希薄化後

6. 自己査定、開示及び償却・引当との関係　【三井住友銀行単体】

＜16年9月末現在＞

（金額単位　億円）

自己査定の債務者区分	金融再生法に基づく開示債権	自己査定における分類区分 非分類	II分類	III分類	IV分類	引当金残高	引当率
破綻先 実質破綻先	破産更生債権及びこれらに準ずる債権 5,811① (16年3月末比 +2,195)	担保・保証等により回収可能部分 5,616(イ)		全額引当 195	全額償却 (注1)	個別貸倒引当金 261 (注2)	100% (注3)
破綻懸念先	危険債権 11,241② (16年3月末比 △786)	担保・保証等により回収可能部分 4,616(ロ)		必要額を引当 6,625		個別貸倒引当金 5,123 (注2)	77.3% (注3)
要注意先	要管理債権 7,792③ (16年3月末比 △4,677) (要管理先債権)	要管理債権中の担保・保証等による保全部分 3,819(ハ)				要管理債権に対する一般貸倒引当金 1,606	38.7% (注3) 19.1% (注3)
要注意先	正常債権 536,734	要管理先債権以外の要注意先債権				一般貸倒引当金 4,193	3.8% [10.1%] (注4)
正常先		正常先債権					0.1% (注4)
	総計 561,578④					特定海外債権引当勘定 49	

A＝①＋②＋③	B 担保・保証等により回収可能部分 (イ+ロ+ハ)	C 左記以外（A－B）	D 個別貸倒引当金 ＋ 要管理債権に対する一般貸倒引当金 (注2)	引当率 (注5) D/C
24,844⑤ (16年3月末比 △3,268) ＜不良債権比率 (⑤/④) 4.4%＞	14,051	10,793	6,990	64.8%

保全率＝（Ｂ＋Ｄ）／Ａ　84.7%

（注１）　直接減額 14,092億円を含む。
（注２）　金融再生法開示対象外の資産に対する引当を一部含む（破綻先・実質破綻先　66億円、破綻懸念先　100億円）。
（注３）　「破綻先」、「実質破綻先」、「破綻懸念先」、「要管理先債権」及び「要注意先債権（要管理先債権を含む）」は、担保・保証等により回収可能部分の金額を除いた残額に対する引当率。
（注４）　「正常先債権」及び「要管理先債権以外の要注意先債権」は、債権額に対する引当率。
但し、「要管理先債権以外の要注意先債権」について、[　]内に、担保・保証等により回収可能部分の金額を除いた残額に対する引当率を記載。
（注５）　担保・保証等により回収可能部分の金額を除いた残額に対する引当率。

１１．リスク管理債権の状況

【三井住友銀行単体】

（金額単位　百万円）

		16年９月末	16年３月末比	15年９月末比	16年３月末	15年９月末
リスク管理債権	破綻先債権	59,229	△　7,954	△　86,718	67,183	145,947
	延滞債権	1,552,410	91,623	△　405,336	1,460,787	1,957,746
	３カ月以上延滞債権	46,812	△　806	△　47,701	47,618	94,513
	貸出条件緩和債権	732,317	△　466,984	△　902,509	1,199,301	1,634,826
	合計	2,390,768	△　384,121	△1,442,264	2,774,889	3,833,032
	直接減額実施額	1,383,541	517,747	92,284	865,794	1,291,257
貸出金残高（末残）		50,723,607	△　86,537	△4,429,915	50,810,144	55,153,522

（単位　％）

		16年９月末	16年３月末比	15年９月末比	16年３月末	15年９月末
貸出金残高比	破綻先債権	0.1	0.0	△　0.2	0.1	0.3
	延滞債権	3.1	0.2	△　0.4	2.9	3.5
	３カ月以上延滞債権	0.1	0.0	△　0.1	0.1	0.2
	貸出条件緩和債権	1.4	△　1.0	△　1.6	2.4	3.0
	合計	4.7	△　0.8	△　2.2	5.5	6.9

【連結】

（金額単位　百万円）

		16年９月末	16年３月末比	15年９月末比	16年３月末	15年９月末
リスク管理債権	破綻先債権	86,972	△　9,441	△　92,525	96,413	179,497
	延滞債権	1,844,061	76,199	△　443,177	1,767,862	2,287,238
	３カ月以上延滞債権	52,918	1,380	△　48,712	51,538	101,630
	貸出条件緩和債権	884,745	△　497,423	△　969,145	1,382,168	1,853,890
	合計	2,868,696	△　429,285	△1,553,559	3,297,981	4,422,255
	直接減額実施額	1,715,772	537,517	81,505	1,178,255	1,634,267
貸出金残高（末残）		55,422,034	39,234	△4,244,329	55,382,800	59,666,363

（単位　％）

		16年９月末	16年３月末比	15年９月末比	16年３月末	15年９月末
貸出金残高比	破綻先債権	0.2	0.0	△　0.1	0.2	0.3
	延滞債権	3.3	0.1	△　0.5	3.2	3.8
	３カ月以上延滞債権	0.1	0.0	△　0.1	0.1	0.2
	貸出条件緩和債権	1.6	△　0.9	△　1.5	2.5	3.1
	合計	5.2	△　0.8	△　2.2	6.0	7.4

１２．貸倒引当金等の状況

【三井住友銀行単体】　（金額単位　百万円）

	16年９月末	16年３月末比	15年９月末比	16年３月末	15年９月末
貸倒引当金	962,583	△ 288,168	△ 556,405	1,250,751	1,518,988
一般貸倒引当金	419,299	△ 349,734	△ 460,966	769,033	880,265
個別貸倒引当金	538,365	64,406	△ 90,820	473,959	629,185
特定海外債権引当勘定	4,919	△ 2,839	△ 4,618	7,758	9,537
直接減額実施額	1,409,176	519,815	88,328	889,361	1,320,848
債権売却損失引当金	－	－	△ 222	－	222

【連結】　（金額単位　百万円）

	16年９月末	16年３月末比	15年９月末比	16年３月末	15年９月末
貸倒引当金	1,222,391	△ 200,095	△ 477,040	1,422,486	1,699,431
一般貸倒引当金	601,684	△ 235,995	△ 343,768	837,679	945,452
個別貸倒引当金	615,786	38,739	△ 128,654	577,047	744,440
特定海外債権引当勘定	4,919	△ 2,839	△ 4,618	7,758	9,537
直接減額実施額	1,774,043	537,895	80,741	1,236,148	1,693,302
債権売却損失引当金	－	－	△ 2,628	－	2,628

１３．リスク管理債権に対する引当率

【三井住友銀行単体】　（単位　％）

	16年９月末	16年３月末比	15年９月末比	16年３月末	15年９月末
直接減額実施前	62.8	4.0	7.4	58.8	55.4
直接減額実施後	40.3	△ 4.8	0.7	45.1	39.6

【連結】　（単位　％）

	16年９月末	16年３月末比	15年９月末比	16年３月末	15年９月末
直接減額実施前	65.4	6.0	9.4	59.4	56.0
直接減額実施後	42.6	△ 0.5	4.2	43.1	38.4

（注）リスク管理債権に対する引当率＝貸倒引当金／リスク管理債権

１４．金融再生法開示債権と保全状況

【三井住友銀行単体】

（単位　百万円、％）

	16年９月末	16年３月末比	15年９月末比	16年３月末	15年９月末
破産更生債権及びこれらに準ずる債権	581,072	219,430	75,029	361,642	506,043
危険債権	1,124,149	△　78,524	△　507,080	1,202,673	1,631,229
要管理債権	779,129	△　467,790	△　950,210	1,246,919	1,729,339
合計（Ａ）	2,484,350	△　326,884	△1,382,261	2,811,234	3,866,611
正常債権	53,673,451	799,098	△2,950,382	52,874,353	56,623,833
総計（Ｂ）	56,157,801	472,214	△4,332,643	55,685,587	60,490,444
不良債権比率（Ａ／Ｂ）	4.4	△　0.6	△　2.0	5.0	6.4
直接減額実施額	1,409,176	519,815	88,328	889,361	1,320,848

（注）金融再生法開示債権には、貸出金の他、支払承諾見返、仮払金その他の与信性資産が含まれております。

（金額単位　百万円）

	16年９月末	16年３月末比	15年９月末比	16年３月末	15年９月末
保全額（Ｃ）	2,104,138	△　187,890	△　777,272	2,292,028	2,881,410
貸倒引当金（注）（Ｄ）	698,967	△　62,514	△　265,503	761,481	964,470
担保保証等（Ｅ）	1,405,171	△　125,376	△　511,769	1,530,547	1,916,940

（注）貸倒引当金には、個別貸倒引当金及び要管理債権に対して計上している一般貸倒引当金の合計額を計上しております。

（単位　％）

	16年９月末	16年３月末比	15年９月末比	16年３月末	15年９月末
保全率（Ｃ）／（Ａ）	84.7	3.2	10.2	81.5	74.5
貸倒引当金総額を分子に算入した場合の保全率	95.3	△　3.6	6.4	98.9	88.9

（単位　％）

	16年９月末	16年３月末比	15年９月末比	16年３月末	15年９月末
担保保証等控除後の開示債権に対する引当率（Ｄ）／（Ａ－Ｅ）	64.8	5.3	15.3	59.5	49.5
貸倒引当金総額を分子に算入した場合の引当率	89.2	△　8.5	11.3	97.7	77.9

【連結】

（単位　百万円、％）

	16年９月末	16年３月末比	15年９月末比	16年３月末	15年９月末
破産更生債権及びこれらに準ずる債権	707,324	221,460	66,375	485,864	640,949
危険債権	1,313,296	△　95,855	△　537,804	1,409,151	1,851,100
要管理債権	944,938	△　496,244	△1,015,809	1,441,182	1,960,747
合計（Ａ）	2,965,558	△　370,639	△1,487,238	3,336,197	4,452,796
正常債権	57,067,823	940,273	△2,307,704	56,127,550	59,375,527
総計（Ｂ）	60,033,381	569,634	△3,794,942	59,463,747	63,828,323
不良債権比率（Ａ／Ｂ）	4.9	△　0.7	△　2.1	5.6	7.0

（金額単位　百万円）

	16年９月末	16年３月末比	15年９月末比	16年３月末	15年９月末
保全額（Ｃ）	2,437,313	△　226,463	△　868,506	2,663,776	3,305,819
貸倒引当金（Ｄ）	766,261	△　71,088	△　280,468	837,349	1,046,729
担保保証等（Ｅ）	1,671,052	△　155,375	△　588,038	1,826,427	2,259,090

（単位　％）

	16年９月末	16年３月末比	15年９月末比	16年３月末	15年９月末
保全率（Ｃ）／（Ａ）	82.2	2.4	8.0	79.8	74.2
貸倒引当金総額を分子に算入した場合の保全率	97.6	0.2	8.7	97.4	88.9

（単位　％）

	16年９月末	16年３月末比	15年９月末比	16年３月末	15年９月末
担保保証等控除後の開示債権に対する引当率（Ｄ）／（Ａ－Ｅ）	59.2	3.7	11.5	55.5	47.7
貸倒引当金総額を分子に算入した場合の引当率	94.4	0.2	16.9	94.2	77.5

（ご参考）不良債権のオフバランス化の実績　【三井住友銀行単体】

１．１２年度上期以前発生分

（１）破綻懸念先以下（金融再生法基準）の債権残高

（金額単位　億円）

	12年度上期末	12年度下期末	13年度上期末	13年度下期末	14年度上期末	14年度下期末	15年度上期末	15年度下期末	16年度上期末	増減	
破産更生等債権	6,530	4,752	3,795	2,833	2,403	1,445	996	289	326	37	
危険債権	25,948	13,616	10,557	8,483	6,611	2,556	1,923	433	140	△ 293	
合計	32,478	18,368	14,352	11,316	9,014	4,001	2,919	722	466	△ 256	(A)
うちオフバランス化につながる措置額						1,512	1,200	297	205		

（注）オフバランス化につながる措置とは、法的整理、法的整理に準ずる措置、ｸﾞｯﾄﾞｶﾝﾊﾟﾆｰ･ﾊﾞｯﾄﾞｶﾝﾊﾟﾆｰへの会社分割、個人･中小企業向け小口債権の部分直接償却、企業の再生等を信託の目的とし信託終了までにオフバランス化が図られるＲＣＣへの信託を指す。

（２）オフバランス化の実績

（金額単位　億円）

	16年度上期	
清算型処理	△ 16	
再建型処理	△ 2	
再建型処理に伴う業況改善	-	
債権流動化	△ 66	
直接償却	△ 37	
その他	△ 135	
回収・返済等	△ 129	
業況改善	△ 6	
合計	△ 256	(A)

（注）１．「清算型処理」とは、清算型倒産手続（破産、特別清算）による債権切捨て・債権償却をいう。
２．「再建型処理」とは、再建型倒産手続（会社更生、民事再生、和議、会社整理）による債権切捨て、特定調停等民事調停による債権放棄及び私的整理による債権放棄をいう。
３．「再建型処理に伴う業況改善」は13年３月期の公表においては、「その他」に計上していた。

２．１２年度下期発生分

（１）破綻懸念先以下（金融再生法基準）の債権残高

（金額単位　億円）

	12年度下期末	13年度上期末	13年度下期末	14年度上期末	14年度下期末	15年度上期末	15年度下期末	16年度上期末	増減	
破産更生等債権	1,188	1,422	577	521	290	227	55	40	△ 15	
危険債権	5,926	2,697	1,452	1,127	819	538	202	154	△ 48	
合計	7,114	4,119	2,029	1,648	1,109	765	257	194	△ 63	(B)
うちオフバランス化につながる措置額					234	184	43	31		

（２）オフバランス化の実績

（金額単位　億円）

	16年度上期	
清算型処理	-	
再建型処理	-	
再建型処理に伴う業況改善	-	
債権流動化	△ 20	
直接償却	△ 4	
その他	△ 39	
回収・返済等	△ 37	
業況改善	△ 2	
合計	△ 63	(B)

３．１３年度上期発生分

（１）破綻懸念先以下（金融再生法基準）の債権残高

（金額単位　億円）

	13年度上期末	13年度下期末	14年度上期末	14年度下期末	15年度上期末	15年度下期末	16年度上期末	増減	
破産更生等債権	566	766	660	417	325	191	120	△ 71	
危険債権	3,325	2,369	1,631	995	687	176	103	△ 73	
合計	3,891	3,135	2,291	1,412	1,012	367	223	△ 144	(C)
うちオフバランス化につながる措置額				319	255	161	103		

（２）オフバランス化の実績

（金額単位　億円）

	16年度上期	
清算型処理	△ 30	
再建型処理	△ 0	
再建型処理に伴う業況改善	-	
債権流動化	△ 79	
直接償却	52	
その他	△ 87	
回収・返済等	△ 83	
業況改善	△ 4	
合計	△ 144	(C)

4．１３年度下期発生分

（１）破綻懸念先以下（金融再生法基準）の債権残高

（金額単位　億円）

	13年度下期末	14年度上期末	14年度下期末	15年度上期末	15年度下期末	16年度上期末	増減	
破産更生等債権	806	964	605	984	593	528	△ 65	
危険債権	17,519	11,315	7,295	3,721	2,006	876	△ 1,130	
合計	18,325	12,279	7,900	4,705	2,599	1,404	△ 1,195	(D)
うちオフバランス化につながる措置額				561	306	160	77	

（２）オフバランス化の実績

（金額単位　億円）

	16年度上期	
清算型処理	△ 16	
再建型処理	-	
再建型処理に伴う業況改善	-	
債権流動化	△ 99	
直接償却	△ 736	
その他	△ 344	
回収・返済等	△ 332	
業況改善	△ 12	
合計	△ 1,195	(D)

5．１４年度上期発生分

（１）破綻懸念先以下（金融再生法基準）の債権残高

（金額単位　億円）

	14年度上期末	14年度下期末	15年度上期末	15年度下期末	16年度上期末	増減	
破産更生等債権	645	2,048	958	482	215	△ 267	
危険債権	4,839	1,536	1,119	440	192	△ 248	
合計	5,484	3,584	2,077	922	407	△ 515	(E)
うちオフバランス化につながる措置額		1,077	520	176	143		

（２）オフバランス化の実績

（金額単位　億円）

	16年度上期	
清算型処理	△ 0	
再建型処理	-	
再建型処理に伴う業況改善	-	
債権流動化	△ 43	
直接償却	△ 127	
その他	△ 345	
回収・返済等	△ 311	
業況改善	△ 34	
合計	△ 515	(E)

6．１４年度下期発生分

（１）破綻懸念先以下（金融再生法基準）の債権残高

（金額単位　億円）

	14年度下期末	15年度上期末	15年度下期末	16年度上期末	増減	
破産更生等債権	444	893	415	227	△ 188	
危険債権	8,094	2,304	783	252	△ 531	
合計	8,538	3,197	1,198	479	△ 719	(F)
うちオフバランス化につながる措置額	407	803	294	89		

（２）オフバランス化の実績

（金額単位　億円）

	16年度上期	
清算型処理	△ 3	
再建型処理	△ 2	
再建型処理に伴う業況改善	-	
債権流動化	△ 40	
直接償却	△ 274	
その他	△ 400	
回収・返済等	△ 345	
業況改善	△ 55	
合計	△ 719	(F)

7．１５年度上期発生分

（１）破綻懸念先以下（金融再生法基準）の債権残高

（金額単位　億円）

	15年度上期末	15年度下期末	16年度上期末	増減	
破産更生等債権	678	1,012	1,057	45	
危険債権	6,020	1,728	304	△ 1,424	
合計	6,698	2,740	1,361	△ 1,379	(G)
うちオフバランス化につながる措置額	441	663	531		

（２）オフバランス化の実績

（金額単位　億円）

	16年度上期	
清算型処理	△ 2	
再建型処理	△ 13	
再建型処理に伴う業況改善	-	
債権流動化	△ 149	
直接償却	△ 593	
その他	△ 622	
回収・返済等	△ 573	
業況改善	△ 49	
合計	△ 1,379	(G)

8．１５年度下期発生分

（１）破綻懸念先以下（金融再生法基準）の債権残高

（金額単位　億円）

	15年度下期末	16年度上期末	増　減
破産更生等債権	579	1,601	1,022
危険債権	6,259	468	△ 5,791
合計	6,838	2,069	△ 4,769 (H)
うちオフバランス化につながる措置額	532	806	

（２）オフバランス化の実績

（金額単位　億円）

	16年度上期
清算型処理	△ 0
再建型処理	△ 460
再建型処理に伴う業況改善	△ 1,077
債権流動化	△ 201
直接償却	△ 1,422
その他	△ 1,609
回収・返済等	△ 1,487
業況改善	△ 122
合計	△ 4,769 (H)

9．１６年度上期発生分

（１）破綻懸念先以下（金融再生法基準）の債権残高

（金額単位　億円）

	16年度上期末
破産更生等債権	1,697
危険債権	8,752
合計	10,449
うちオフバランス化につながる措置額	568

○破綻懸念先以下（金融再生法基準）の債権残高推移

（金額単位　億円）

	12年度上期末	12年度下期末	13年度上期末	13年度下期末	14年度上期末	14年度下期末	15年度上期末	15年度下期末	16年度上期末	増　減
破産更生等債権	6,530	5,940	5,783	4,982	5,193	5,249	5,061	3,616	5,811	2,195
危険債権	25,948	19,541	16,579	29,823	25,523	21,295	16,312	12,027	11,241	△ 786
合計	32,478	25,481	22,362	34,805	30,716	26,544	21,373	15,643	17,052	1,409
うちオフバランス化につながる措置額						4,110	3,709	2,326	2,553	

（ご参考）オフバランス化の実績（16年度上期合計）

（金額単位　億円）

	16年度上期
清算型処理	△ 67
再建型処理	△ 477
再建型処理に伴う業況改善	△ 1,077
債権流動化	△ 697
直接償却	△ 3,141
その他	△ 3,581
回収・返済等	△ 3,297
業況改善	△ 284
合計　(A)+(B)+(C)+(D)+(E)+(F)+(G)+(H)	△ 9,040

１５．業種別貸出状況等　【三井住友銀行単体】

（１）業種別貸出金

（金額単位　百万円）

	16年９月末	16年３月末比	15年９月末比	16年３月末	15年９月末
国内店分（除く特別国際金融取引勘定）	47,519,976	△ 431,546	△4,559,987	47,951,522	52,079,963
製造業	5,582,342	△ 211,849	△ 336,159	5,794,191	5,918,501
農業、林業、漁業及び鉱業	120,620	△ 13,213	△ 38,465	133,833	159,085
建設業	1,654,954	△ 62,230	△ 356,767	1,717,184	2,011,721
運輸、情報通信、公益事業	3,080,967	△ 53,746	△ 119,072	3,134,713	3,200,039
卸売・小売業	5,423,608	△ 68,560	△ 235,635	5,492,168	5,659,243
金融・保険業	5,065,594	173,068	6,687	4,892,526	5,058,907
不動産業	6,340,604	△ 654,456	△1,082,260	6,995,060	7,422,864
各種サービス業	5,541,499	70,612	△ 40,140	5,470,887	5,581,639
地方公共団体	438,500	△ 249,659	43,916	688,159	394,584
その他	14,271,284	638,488	△2,402,091	13,632,796	16,673,375
海外店分及び特別国際金融取引勘定分	3,203,631	345,009	130,072	2,858,622	3,073,559
政府等	38,221	△ 25,433	△ 50,260	63,654	88,481
金融機関	257,118	29,725	16,937	227,393	240,181
商工業	2,803,980	407,991	227,482	2,395,989	2,576,498
その他	104,310	△ 67,273	△ 64,088	171,583	168,398
合計	50,723,607	△ 86,537	△4,429,915	50,810,144	55,153,522

うちリスク管理債権

（金額単位　百万円）

	16年９月末	16年３月末比	15年９月末比	16年３月末	15年９月末
国内店分（除く特別国際金融取引勘定）	2,343,360	△ 366,453	△1,373,535	2,709,813	3,716,895
製造業	80,300	△ 245,640	△ 90,607	325,940	170,907
農業、林業、漁業及び鉱業	909	△ 215	△ 2,662	1,124	3,571
建設業	303,531	196,437	△ 14,021	107,094	317,552
運輸、情報通信、公益事業	84,384	58	△ 26,964	84,326	111,348
卸売・小売業	298,429	△ 67,612	△ 232,406	366,041	530,835
金融・保険業	46,091	△ 6,917	△ 43,763	53,008	89,854
不動産業	885,914	△ 111,717	△ 505,053	997,631	1,390,967
各種サービス業	413,883	△ 119,996	△ 415,790	533,879	829,673
地方公共団体	-	-	-	-	-
その他	229,919	△ 10,851	△ 42,269	240,770	272,188
海外店分及び特別国際金融取引勘定分	47,408	△ 17,668	△ 68,729	65,076	116,137
政府等	114	△ 11,305	△ 11,294	11,419	11,408
金融機関	277	△ 446	△ 486	723	763
商工業	47,017	△ 5,917	△ 56,949	52,934	103,966
その他	-	-	-	-	-
合計	2,390,768	△ 384,121	△1,442,264	2,774,889	3,833,032

（２）業種別金融再生法開示債権及び引当率

（単位　百万円、％）

	16年９月末	引当率	16年３月末比	15年９月末比	16年３月末	15年９月末
国内店分（除く特別国際金融取引勘定）	2,429,009	64.0	△ 311,273	△1,312,278	2,740,282	3,741,287
製造業	81,510	73.1	△ 246,955	△ 90,099	328,465	171,609
農業、林業、漁業及び鉱業	910	79.3	△ 216	△ 2,662	1,126	3,572
建設業	361,316	59.8	254,049	43,173	107,267	318,143
運輸、情報通信、公益事業	87,421	62.6	2,008	△ 24,449	85,413	111,870
卸売・小売業	300,844	77.9	△ 67,973	△ 235,793	368,817	536,637
金融・保険業	47,560	74.9	△ 7,150	△ 44,150	54,710	91,710
不動産業	899,572	57.0	△ 117,156	△ 496,607	1,016,728	1,396,179
各種サービス業	417,421	61.7	△ 117,037	△ 419,509	534,458	836,930
地方公共団体	-	-	-	-	-	-
その他	232,455	100.0	△ 10,843	△ 42,182	243,298	274,637
海外店分及び特別国際金融取引勘定分	55,341	87.2	△ 15,611	△ 69,983	70,952	125,324
政府等	114	87.7	△ 11,305	△ 11,294	11,419	11,408
金融機関	2,442	87.1	1,719	1,679	723	763
商工業	52,785	87.2	△ 6,025	△ 60,368	58,810	113,153
その他	-	-	-	-	-	-
合計	2,484,350	64.8	△ 326,884	△1,382,261	2,811,234	3,866,611

（注）１．金融再生法開示債権には、貸出金の他、支払承諾見返、仮払金その他の与信性資産が含まれております。

２．引当率＝貸倒引当金／担保保証等控除後債権×１００

貸倒引当金は、個別貸倒引当金及び要管理債権に対して計上している一般貸倒引当金の合計額であります。

（３）消費者ローン残高

（金額単位　百万円）

	16年９月末	16年３月末比	15年９月末比	16年３月末	15年９月末
消費者ローン残高	13,908,345	32,467	△ 48,326	13,875,878	13,956,671
住宅ローン残高	12,842,232	117,191	124,255	12,725,041	12,717,977
うち自己居住用の住宅ローン残高	9,015,628	124,053	258,536	8,891,575	8,757,092
その他ローン残高	1,066,113	△ 84,724	△ 172,580	1,150,837	1,238,693

（４）中小企業等に対する貸出金

（単位　百万円、％）

	16年９月末	16年３月末比	15年９月末比	16年３月末	15年９月末
中小企業等貸出金残高	34,893,305	△ 534,529	△1,043,755	35,427,834	35,937,060
中小企業等貸出金比率	73.4	△ 0.5	4.4	73.9	69.0

（注）貸出金残高には、海外店分及び特別国際金融取引勘定分を含めておりません。

16．国別貸出状況等　【三井住友銀行単体】

（1）特定海外債権残高

（単位　百万円、ヶ国）

	16年9月末	16年3月末比	15年9月末比	16年3月末	15年9月末
債権額	47,361	△ 27,327	△ 41,332	74,688	88,693
対象国数	6	-	△ 2	6	8

（2）貸出金の主要地域別残高

①アジア主要国向け

（金額単位　百万円）

	16年9月末	16年3月末比	15年9月末比	16年3月末	15年9月末
インドネシア	62,470	△ 18,707	△ 31,699	81,177	94,169
うちリスク管理債権	3,064	△ 15,201	△ 24,090	18,265	27,154
タイ	217,258	2,671	313	214,587	216,945
うちリスク管理債権	1,194	△ 783	△ 17,417	1,977	18,611
韓国	208,801	15,854	27,283	192,947	181,518
うちリスク管理債権	1,114	△ 331	1,114	1,445	-
香港	225,363	15,823	8,045	209,540	217,318
うちリスク管理債権	2,855	△ 389	△ 1,024	3,244	3,879
中国	202,617	53,944	70,048	148,673	132,569
うちリスク管理債権	375	△ 47	△ 1,863	422	2,238
シンガポール	236,844	20,621	35,642	216,223	201,202
うちリスク管理債権	664	36	△ 34	628	698
インド	23,637	△ 1,048	△ 4,209	24,685	27,846
うちリスク管理債権	1,698	△ 1,404	△ 1,553	3,102	3,251
マレーシア	71,059	15,098	5,024	55,961	66,035
うちリスク管理債権	171	△ 286	△ 434	457	605
パキスタン	2,383	△ 468	△ 897	2,851	3,280
うちリスク管理債権	1,261	61	△ 2	1,200	1,263
その他	69,125	3,943	14,646	65,182	54,479
うちリスク管理債権	-	-	-	-	-
合計	1,319,560	107,730	124,195	1,211,830	1,195,365
うちリスク管理債権	12,396	△ 18,344	△ 45,303	30,740	57,699

（注）債務者所在国を基準に集計しております。（以下同様）

②中南米主要国向け

（金額単位　百万円）

	16年9月末	16年3月末比	15年9月末比	16年3月末	15年9月末
チリ	3,855	△ 269	△ 1,118	4,124	4,973
うちリスク管理債権	-	-	-	-	-
コロンビア	5,135	△ 1,139	△ 3,539	6,274	8,674
うちリスク管理債権	439	△ 46	△ 202	485	641
メキシコ	31,903	11,806	15,679	20,097	16,224
うちリスク管理債権	-	△ 634	△ 667	634	667
アルゼンチン	185	△ 508	△ 926	693	1,111
うちリスク管理債権	-	-	-	-	-
ブラジル	55,857	11,397	12,385	44,460	43,472
うちリスク管理債権	-	-	-	-	-
ベネズエラ	6,757	△ 198	△ 1,006	6,955	7,763
うちリスク管理債権	-	-	-	-	-
パナマ	172,905	△ 6,303	△ 159	179,208	173,064
うちリスク管理債権	-	-	-	-	-
その他	3,912	2,939	2,908	973	1,004
うちリスク管理債権	114	5	-	109	114
合計	280,514	17,727	24,227	262,787	256,287
うちリスク管理債権	553	△ 675	△ 869	1,228	1,422

③ロシア向け

（金額単位　百万円）

	16年9月末	16年3月末比	15年9月末比	16年3月末	15年9月末
ロシア	4,923	201	△ 74	4,722	4,997
うちリスク管理債権	-	-	-	-	-

（３）金融再生法開示債権の地域別構成

（単位　百万円、％）

	16年９月末	引当率	16年３月末比	15年９月末比	16年３月末	15年９月末
海外店分及び特別国際金融取引勘定分	55,341	87.2	△ 15,611	△ 69,983	70,952	125,324
アジア	17,002	82.0	△ 15,530	△ 44,083	32,532	61,085
インドネシア	3,064	59.2	△ 15,201	△ 24,090	18,265	27,154
香港	2,922	88.6	△ 322	△ 957	3,244	3,879
インド	2,324	100.0	△ 1,271	△ 2,261	3,595	4,585
中国	410	94.7	△ 12	△ 1,845	422	2,255
その他	8,282	74.6	1,276	△ 14,930	7,006	23,212
北米	28,808	100.0	1,404	△ 25,006	27,404	53,814
中南米	2,718	87.0	△ 1,224	△ 2,874	3,942	5,592
西欧	6,813	43.9	△ 261	1,980	7,074	4,833
東欧	-	-	-	-	-	-

（注）1. 金融再生法開示債権には、貸出金の他、支払承諾見返、仮払金その他の与信性資産が含まれております。
2. 引当率＝貸倒引当金／担保保証等控除後債権×１００
貸倒引当金は、個別貸倒引当金及び要管理債権に対して計上している一般貸倒引当金の合計額であります。
3. 債権額は債務者所在国を基準に集計しております。

１７．　預金、貸出金の残高等　【三井住友銀行単体】

（１）預金、貸出金の残高

（単位　百万円、％）

	16年中間期	15年度比	15年中間期比	15年度	15年中間期
預　金　（末残）	62,011,605	1,944,188	4,265,352	60,067,417	57,746,253
預　金　（平残）	60,666,670	2,502,256	2,313,868	58,164,414	58,352,802
うち国内業務部門	53,988,209	1,502,258	1,398,913	52,485,951	52,589,296
平均利回	0.02	0.00	△ 0.01	0.02	0.03
貸出金　（末残）	50,723,607	△ 86,537	△4,429,915	50,810,144	55,153,522
貸出金　（平残）	50,627,674	△3,617,275	△4,164,479	54,244,949	54,792,153
うち国内業務部門	46,817,969	△3,657,264	△3,984,704	50,475,233	50,802,673
平均利回	1.79	0.04	0.06	1.75	1.73

（注）預金には、譲渡性預金を含めておりません。

（２）預金者別預金残高

（金額単位　百万円）

	16年９月末	16年３月末比	15年９月末比	16年３月末	15年９月末
国内総預金	58,873,196	193,994	2,710,234	58,679,202	56,162,962
個　人	32,093,331	461,497	668,700	31,631,834	31,424,631
法　人	26,779,865	△ 267,503	2,041,534	27,047,368	24,738,331

（注）本支店間未達勘定整理前の計数であり、譲渡性預金及び特別国際金融取引勘定分を除いております。

（ご参考）

（金額単位　百万円）

	16年９月末	16年３月末比	15年９月末比	16年３月末	15年９月末
投資信託預り残高	2,142,103	136,419	321,936	2,005,684	1,820,167
うち個人向け	2,062,257	142,233	321,253	1,920,024	1,741,004

（注）投資信託預り残高は約定基準で、（中間）期末の各ファンドの純資産残高に基づいて計上しております。

１８．その他参考計数　【三井住友銀行単体】

（１）債権放棄

（単位　社、億円）

	16年中間期
社数	4
債権放棄額（債権額）	458

（注）法的処理に伴う債権放棄は含んでおりません。

（２）「その他有価証券」中の株式の残高及び売却実績

残高　（金額単位　億円）

	16年９月末
中間貸借対照表価額	30,574
取得原価	24,985

（金額単位　億円）

	16年中間期
売却実績	約△2,000

１９．役員数・従業員数の状況　【三井住友銀行単体】

（単位　人）

	16年９月末		16年３月末	17年３月末
		16年３月末比		健全化計画
取締役·監査役（注1）	25	1	24	28
従業員数　（注2）	22,431	83	22,348	21,300

（注）1. 三井住友フィナンシャルグループの取締役・監査役を含めております。
2. 従業員数は在籍ベースであり、事務職員、庶務職員、在籍出向者を含めております。役員、執行役員、嘱託、パート、派遣社員及び海外現地採用者を除いております。

２０．店舗数の状況　【三井住友銀行単体】

（単位　店、社）

	16年９月末		16年３月末	17年３月末
		16年３月末比		健全化計画
国内本支店　（注1）	430	△　5	435	435
海外支店　（注2）	20	－	20	19
海外現地法人　（注3）	25	－	25	26

（注）1. 出張所、代理店、被振込専用支店、ＡＴＭ管理専門支店、外為事務部を除いております。
2. 出張所、駐在員事務所を除いております。
3. 出資比率５０％以下の法人を除いております。

２１．繰延税金資産　【三井住友銀行単体】

（１）繰延税金資産の計上額

（金額単位　億円）

		16年9月末	16年3月末比	15年9月末比	16年3月末	（ご参考）一時差異等残高 16年9月末
①繰延税金資産合計（②−③）	1	18,663	＋ 267	＋ 138	18,396	
②繰延税金資産小計	2	22,923	＋ 954	＋ 412	21,969	56,381
貸倒引当金	3	3,047	△ 1,246	△ 2,289	4,293	7,499
貸出金償却	4	5,113	＋ 2,285	＋ 235	2,828	12,584
債権売却損失引当金	5	−	−	△ 1	−	−
有価証券有税償却	6	4,662	＋ 876	＋ 308	3,786	11,474
退職給付引当金	7	799	△ 24	△ 269	823	1,966
減価償却限度超過額	8	67	△ 4	△ 9	71	164
その他有価証券評価差額金	9	−	−	−	−	−
税務上の繰越欠損金	10	8,623	△ 891	＋ 2,330	9,514	21,051
その他	11	612	△ 42	＋ 108	654	1,643
③評価性引当額	12	4,260	＋ 687	＋ 274	3,573	
④繰延税金負債	13	2,347	△ 144	＋ 939	2,491	5,776
退職給付信託設定益	14	530	＋ 275	＋ 274	255	1,306
その他有価証券評価差額金	15	1,769	△ 396	＋ 669	2,165	4,354
その他	16	48	△ 23	△ 4	71	116
繰延税金資産の計上額（①−④）	17	16,316	＋ 411	△ 801	15,905	
調整前課税所得の見積額に対応する額	18	17,334	＋ 38	＋ 17	17,296	
将来解消見込が長期にわたる額等（注1）	19	751	△ 23	△ 149	774	
15行目の繰延税金負債相当額（注2）	20	△ 1,769	＋ 396	△ 669	△ 2,165	
実効税率	21	40.63%	−	＋ 0.17%	40.63%	

（注1）スケジューリング可能な一時差異のうち、その解消見積期間が５年を超えるもの（退職給付引当金、建物減価償却限度超過額等）に係る繰延税金資産については、回収可能性ありと判断される（「繰延税金資産の回収可能性の判断に関する監査上の取扱い」（日本公認会計士協会監査委員会報告第66号））。

（注2）繰延税金資産は、その他有価証券評価差額がネット評価差益の場合に計上される繰延税金負債と相殺表示されるが、繰延税金資産の回収可能性の判断に当たっては、この繰延税金負債と相殺される前の繰延税金資産残高が判断対象となる（「その他有価証券の評価差額及び固定資産の減損損失に係る税効果会計の適用における監査上の取扱い」（日本公認会計士協会監査委員会報告第70号））。

（２）繰延税金資産の計上根拠

①計上基準　　**実務指針の例示区分の４号但書**

（イ）当行には重要な税務上の繰越欠損金が存在するが、これは、デフレ環境が持続する中で、財務の健全性を早期に向上させるべく、以下のバランスシート改善策を実施した結果発生したものであり、非経常的な特別の原因に起因したものであると判断される。従って、実務指針（注1）５（1）の例示区分の４号但書に則り、将来の合理的な見積り可能期間（おおむね５年）内の課税所得見積額を限度として繰延税金資産を計上している。

(a)不良債権処理

「金融機関等の経営の健全性確保のための関係法律の整備に関する法律」（平成８年６月）による「早期是正措置」の導入(平成10年度)により、自己査定に基づいて償却・引当を行う体制を整備。
その後、景気低迷の長期化、国内外の経済環境が不透明感を増す中で、資産劣化リスクへの対応力を高めるべく引当強化等の不良債権処理を積極的に実施。この結果、有税による不良債権処理残高（注2）は、16/9末時点で約2兆円に達している。
また、平成14年10月に出された「金融再生プログラム」に基づき、平成16年度までに不良債権比率を半減すべく最終処理を加速させた結果、平成16年上期中に半減目標を前倒しで達成。その過程で、過去に実施した不良債権処理残高の無税化が進む一方で、新たに有税処理残高も発生している。

(b)株式含み損処理

株価の大幅かつ継続的な下落を踏まえ、株価変動リスクの削減、平成13年度に導入決定された株式保有制限の早期達成に向け、保有株式の圧縮を促進。
平成14年度においては、保有株式の売切りによる約11,000億円の簿価圧縮を実施するとともに、減損処理及び合併差益を活用した処理により、保有株式の含み損約12,000億円を一挙的に処理した結果、平成14年度末時点で株式保有制限を前倒しで達成。
こうした施策の影響により、有価証券有税償却残高（注2）は一時的に高水準となったが（11/3末の約1,000億円→15/3末の約15,000億円）、売却促進により無税化も着実に進んでいる（16年上期中の無税化実績：約700億円）。

（ロ）上記要因により、16/9末時点の税務上の繰越欠損金は約21,000億円となっているが、今後発生する課税所得によって、繰越期限までに確実に解消される見込みである。なお、過去において、重要な税務上の繰越欠損金の繰越期限切れは発生していない。

（注1）「繰延税金資産の回収可能性の判断に関する監査上の取扱い」（日本公認会計士協会監査委員会報告第66号）
（注2）前頁表中の「一時差異等残高」に対応する計数である。

②将来の課税所得見積り可能期間　　**５年**

③今後５年間の調整前課税所得の見積り累計額

（金額単位　億円）

		今後５年間の見積り累計額
業務純益（一般貸倒引当金繰入前）	1	55,720
A 税引前当期純利益	2	34,248
B 申告調整額（除く16/9末一時差異の解消額）	3	8,415
C 調整前課税所得（Ａ＋Ｂ）	4	42,663

⇩

調整前課税所得に対応する繰延税金資産額	5	17,334

（前頁表中18行目に対応）

【基本的な考え方】

(1)有税残高等の一時差異の解消見込年度をスケジューリング

(2)今後5年間の発生課税所得を保守的に見積り

①公表済の経営健全化計画（～18年度）を基礎とし、21年上期までの収益計画を合理的に見積る

②上記計画計数に対し、将来予測の不確実性を勘案し、一定のストレス（減額調整）を付加

③上記収益計画に対応する申告調整額を加算し、調整前課税所得を算出

(3)上記により回収可能と判断される額に実効税率を乗じた額を、繰延税金資産として計上

（ご参考１）過去５年間の法人税確定申告所得（繰越欠損金控除前）実績

（金額単位　億円）

	12/3期	13/3期	14/3期	15/3期	16/3期	16/9期
確定申告所得(繰越欠損金控除前)	3,273	▲ 1,760	2,419	▲ 7,455	▲ 14,378	2,242

（注1）「確定申告所得（繰越欠損金控除前）」＝「各年度の調整前課税所得」－「各年度における一時差異の無税化額」
（注2）上記計数は、実務指針の例示区分の４号但書に規定する「非経常的な特別の原因」を含んでいるが、これを除けば各期とも課税所得を計上している。
（注3）16年9月期は、中間期決算において算出した見積もり計数。

1．基本的な考え方


貸借対照表
資　産
負　債
資　本
一時差異等の残高
税務上の繰越欠損金
税務上の
損金不算入額
（＝有税償却・引当）
×実効税率
（約４０％）
将来支払税額の
軽減効果
繰延税金資産
見積可能期間を超える部分

2．計数（事例）

【前提】
①当期末時点における一時差異等残高：6,000⇒解消見込み：５年間で5,000、７年間で6,000
②将来発生課税所得（調整前課税所得）の見積額　　　　：５年間で5,000、７年間で7,000
③実務指針の例示区分の４号但書に該当する会社

（注）ここに記載されている数値は例示であり、当行の数値ではありません。

		1年後	2年後	3年後	4年後	5年後	5年累計	6年後	7年後	7年累計
調整前課税所得	1	1,000	1,000	1,000	1,000	1,000	5,000	1,000	1,000	7,000
一時差異の無税化	2	△2,000	△1,000	△ 800	△ 700	△ 500	△5,000	△ 500	△ 500	△6,000
確定申告所得（繰越欠損金控除前）	3	▲1,000	0	200	300	500	0	500	500	1,000
税務上の繰越欠損金残高	4	1,000	1,000	800	500	0		0	0	
増減額	5	+1,000	0	△ 200	△ 300	△ 500		0	0	
課税対象所得（3行目+5行目）	6	0	0	0	0	0		500	500	
一時差異等の解消額（2行目+5行目）	7	△1,000	△1,000	△1,000	△1,000	△1,000	△5,000	△ 500	△ 500	△6,000
無税化勘案前（1行目×40%）	8	▲ 400	▲ 400	▲ 400	▲ 400	▲ 400	▲2,000	▲ 400	▲ 400	▲2,800
無税化勘案後（6行目×40%）	9	0	0	0	0	0	0	▲ 200	▲ 200	▲ 400
支払税額の軽減額（9行目-8行目）	10	＋ 400	＋ 400	＋ 400	＋ 400	＋ 400	＋2,000	＋ 200	＋ 200	＋2,400

支払税額軽減額の合計額　＋2,400　（7年分）

（注1）

繰延税金資産の計上額　＋2,000　（5年分）　　　＋400　（2年分、注2）

（注1）将来予測の不確実性等を考慮し、繰延税金資産の計上額に制限を加えている。

☆実務指針の例示区分の４号の概要（（b)が４号但書）
(a) 期末時点で重要な税務上の繰越欠損金がある会社等については、原則として翌期の課税所得見積額の範囲内で、かつ翌期の一時差異等のスケジューリングが出来る部分の繰延税金資産を回収可能性ありと判断する。
(b) 但し、事業リストラ、法令等の改正などによる非経常的な特別の原因により繰越欠損金等が生じた場合には、将来の合理的な見積可能期間（おおむね５年）内の課税所得を限度として、かつ当該期間内の一時差異等のスケジューリングが出来る部分の繰延税金資産を回収可能性ありと判断する。

（注2）差額400は、評価性引当額を計上することによって繰延税金資産として認識しないが、会社が存続し課税所得が発生する限りにおいて、支払税額の軽減効果は実現する。

２２．平成１６年度業績予想

株式会社三井住友フィナンシャルグループ

【単体】　（金額単位　億円）

	16年度予想	15年度比	15年度実績
営業収益	2,600	2,045	555
経常利益	2,550	2,038	512
当期純利益	2,550	2,045	505

１株当たり期末配当　（金額単位　円）

		16年度予想	15年度比	15年度実績
普通株式		4,000	1,000	3,000
第一種優先株式		10,500	－	10,500
第二種優先株式		28,500	－	28,500
第三種優先株式		13,700	－	13,700
第四種優先株式	(第１～12回)	135,000	－	135,000
	(第13回)	67,500	－	67,500

＜ご参考＞　（金額単位　億円）

	16年度予想	15年度比	15年度実績
配当金総額	504	40	464

【連結】　（金額単位　億円）

	16年度予想	15年度比	15年度実績
経常収益	34,500	△ 1,025	35,525
経常利益	4,700	1,272	3,428
当期純利益	1,800	△ 1,504	3,304

＜ご参考＞

株式会社三井住友銀行

【単体】　（金額単位　億円）

	16年度予想	15年度比	15年度実績
業務粗利益	15,650	△ 191	15,841
経費	△ 5,850	△ 10	△ 5,840
業務純益（一般貸倒引当金繰入前）	9,800	△ 201	10,001
経常利益	4,400	2,549	1,851
当期純利益	2,500	△ 511	3,011

	16年度予想	15年度比	15年度実績
与信関係費用	△ 6,500	1,534	△ 8,034

（注）一般貸倒引当金繰入＋臨時費用に含まれる不良債権処理額。

（ご参考）平成１６年度経営方針と進捗状況

１．「バランスシートのクリーンアップ」の総仕上げ

■ 不良債権問題からの脱却

○ 不良債権比率半減目標を半年前倒しで達成

	【14/3末実績】		【16/9末実績】
再生法開示債権残高	5兆9,203億円	半減目標達成	2兆4,844億円
不良債権比率	８．９％		４．４％

⇒17年3月末には、当初計画通り2兆円を切る水準（不良債権比率3％台）に削減させる計画

○ 将来リスクへの対応力強化の観点から貸倒引当金の積み増しを実施

○ 連結ベースでの一段の財務体質強化に向け、ローン保証業務を営む子会社で引当を強化

⇨ <u>将来リスクの低減により、次年度以降のクレジットコストは”巡航速度”に</u>

■ 保有株式の圧縮

○ 16年度中間期で約△2,000億円の売却を実施　⇒　更なる圧縮を図る

（参考１）金融再生法開示債権・不良債権比率



億円
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
開示債権
不良債権比率
59,203(注)
52,613
28,112
24,844
8.9%
8.4%
5.0%
4.4%
14/3末
15/3末
16/3末
16/9末

（注）旧わかしお銀行の実績を含む

（参考２）保有株式（SMBC単体の上場＋店頭）



億円
60,000
50,000
40,000
30,000
20,000
10,000
0
150%
130%
110%
90%
70%
50%
30%
取得原価
時価
取得原価/Tier I（注）
52,348
30,688
21,522
19,568
14/3末
15/3末
16/3末
16/9末

（注）ＳＭＢＣ連結ベース

２．「戦略ビジネス」における更なる攻勢

○ 16年度中間期の業務純益（一般貸倒引当前）は、マーケティング部門収益の増加等により、当初計画（4,600億円）を上回る4,716億円を達成。

（参考３）業務純益推移



億円
マーケティング部門比率
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
80%
70%
60%
50%
40%
30%
20%
10%
11,865(注)
11,136
10,001
9,800(計画)
72.2%
77.3%(上期)
48.2%
54.3%
5,175
5,781
4,993
4,716
下期
業務純益
上期
業務純益
13年度
14年度
15年度
16年度

（注）旧わかしお銀行の実績を含む

■ 競争優位の一段の強化

- 中堅・中小向け貸出
- 個人向けコンサルティング
- 投資銀行ビジネス

} 着実に拡大

■ 収益基盤の早期確立

- コンシューマー・ファイナンス
  - ⇒ プロミスとの戦略的提携
- アジア・ビジネス
  - ⇒ アジア拠点の強化、再編

本資料には、将来の業績に関する記述が含まれています。こうした記述は将来の業績を保証するものではなく、リスクと不確実性を内包するものです。将来の業績は、経営環境に関する前提条件の変化等に伴い、予想対比変化し得ることにご留意下さい。

（ご参考）三井住友銀行の中間財務諸表等

1．三井住友銀行の平成16年度中間期経営指標等

【三井住友銀行単体】

経常収益		1,140,066 百万円
経常利益		125,198
中間純利益		118,554
総資産		92,742,940
株主資本		2,756,776
株主資本比率		2.97 ％
単体自己資本比率（国際統一基準）【速報値】		11.35 ％
発行済株式総数（期末）		56,042,947 株
	うち普通株式	55,212,947
	うち第一種優先株式	35,000
	うち第二種優先株式	100,000
	うち第三種優先株式	695,000
期末自己株式数		－ 株
発行済株式総数（平残）		55,822,828 株
	うち普通株式	54,878,662
	うち第一種優先株式	61,666
	うち第二種優先株式	100,000
	うち第三種優先株式	782,500
1株当たり中間純利益		2,160円29銭
潜在株式調整後1株当たり中間純利益		2,057円29銭
1株当たり株主資本		30,007円03銭
中間配当予定上限額(注1)		505 億円
	普通株式　（1株当たり）	683 円
	第一種優先株式　（1株当たり）	10,500 円
	第二種優先株式　（1株当たり）	28,500 円
	第三種優先株式　（1株当たり）	13,700 円
時価を付したことにより増加した純資産額(注2)		457,901 百万円

（注1）当行親会社である三井住友フィナンシャルグループ宛の中間配当（中間配当基準日12月31日）であり、平成17年1月以降の取締役会で決議する予定です。

（注2）商法施行規則第124条第3号の規定を当中間期末に適用した場合の増加純資産額

【三井住友銀行連結】

連結自己資本比率（国際統一基準）【速報値】	11.03 ％

2．比較中間貸借対照表（主要内訳）【三井住友銀行単体】

（金額単位　百万円）

科目	平成16年中間期末（A）	平成15年中間期末（B）	比較（A－B）	平成15年度末（要約）（C）	比較（A－C）
（資産の部）					
現金預け金	5,280,483	3,423,380	1,857,103	4,866,920	413,563
コールローン	296,119	232,136	63,983	287,262	8,857
買現先勘定	106,419	61,204	45,215	130,337	△ 23,918
債券貸借取引支払保証金	1,621,384	625,010	996,374	1,009,328	612,056
買入手形	-	327,500	△ 327,500	-	-
買入金銭債権	120,322	103,627	16,695	133,081	△ 12,759
特定取引資産	2,986,863	2,984,076	2,787	2,958,990	27,873
金銭の信託	3,783	27,493	△ 23,710	3,749	34
有価証券	23,524,899	21,847,113	1,677,786	26,592,584	△ 3,067,685
貸出金	50,723,607	55,153,522	△ 4,429,915	50,810,144	△ 86,537
外国為替	910,803	755,924	154,879	720,840	189,963
その他資産	1,365,753	1,865,874	△ 500,121	1,480,776	△ 115,023
動産不動産	671,495	681,442	△ 9,947	688,325	△ 16,830
繰延税金資産	1,631,561	1,711,738	△ 80,177	1,590,518	41,043
支払承諾見返	4,462,028	4,498,916	△ 36,888	4,086,964	375,064
貸倒引当金	△ 962,583	△ 1,518,988	556,405	△ 1,250,751	288,168
資産の部合計	92,742,940	92,779,975	△ 37,035	94,109,074	△ 1,366,134
（負債の部）					
預金	62,011,605	57,746,253	4,265,352	60,067,417	1,944,188
譲渡性預金	3,239,176	3,454,958	△ 215,782	3,589,354	△ 350,178
コールマネー	3,043,178	2,202,679	840,499	2,479,233	563,945
売現先勘定	704,384	1,868,451	△ 1,164,067	1,071,114	△ 366,730
債券貸借取引受入担保金	4,571,110	4,624,779	△ 53,669	5,946,346	△ 1,375,236
売渡手形	1,588,400	5,715,900	△ 4,127,500	3,725,600	△ 2,137,200
特定取引負債	1,505,855	1,608,728	△ 102,873	1,504,465	1,390
借用金	2,441,850	2,648,173	△ 206,323	2,531,973	△ 90,123
外国為替	534,408	449,941	84,467	576,958	△ 42,550
社債	3,699,055	2,884,076	814,979	3,177,741	521,314
信託勘定借	42,202	24,944	17,258	36,032	6,170
その他負債	2,076,868	2,309,751	△ 232,883	2,368,824	△ 291,956
賞与引当金	8,598	8,569	29	8,752	△ 154
退職給付引当金	-	66,096	△ 66,096	11,748	△ 11,748
債権売却損失引当金	-	222	△ 222	-	-
日本国際博覧会出展引当金	172	57	115	116	56
特別法上の引当金	18	18	-	18	-
再評価に係る繰延税金負債	57,250	55,835	1,415	55,541	1,709
支払承諾	4,462,028	4,498,916	△ 36,888	4,086,964	375,064
負債の部合計	89,986,163	90,168,353	△ 182,190	91,238,204	△ 1,252,041
（資本の部）					
資本金	559,985	559,985	-	559,985	-
資本剰余金	1,262,546	1,237,307	25,239	1,237,307	25,239
資本準備金	904,932	879,693	25,239	879,693	25,239
その他資本剰余金	357,614	357,614	-	357,614	-
利益剰余金	592,112	557,289	34,823	676,064	△ 83,952
任意積立金	221,532	221,540	△ 8	221,540	△ 8
中間（当期）未処分利益	370,579	335,749	34,830	454,523	△ 83,944
土地再評価差額金	83,656	82,165	1,491	81,158	2,498
その他有価証券評価差額金	258,476	174,873	83,603	316,354	△ 57,878
資本の部合計	2,756,776	2,611,621	145,155	2,870,870	△ 114,094
負債及び資本の部合計	92,742,940	92,779,975	△ 37,035	94,109,074	△ 1,366,134

（注）記載金額は百万円未満を切り捨てて表示しております。

3．比較中間損益計算書（主要内訳）【三井住友銀行単体】

（金額単位　百万円）

科目	平成16年中間期(A)	平成15年中間期(B)	比較(A－B)	平成15年度(要約)
経常収益	1,140,066	1,177,035	△ 36,969	2,322,363
資金運用収益	646,974	729,620	△ 82,646	1,392,322
（うち貸出金利息）	(464,162)	(491,865)	(△ 27,703)	(972,891)
（うち有価証券利息配当金）	(119,916)	(132,204)	(△ 12,288)	(249,594)
信託報酬	729	84	645	334
役務取引等収益	181,243	150,162	31,081	322,075
特定取引収益	21,755	152,104	△ 130,349	283,611
その他業務収益	150,886	88,276	62,610	149,209
その他経常収益	138,476	56,787	81,689	174,809
経常費用	1,014,868	1,071,859	△ 56,991	2,137,225
資金調達費用	156,108	161,039	△ 4,931	305,284
（うち預金利息）	(42,412)	(47,083)	(△ 4,671)	(85,133)
役務取引等費用	54,221	50,831	3,390	95,506
特定取引費用	605	2,279	△ 1,674	2,881
その他業務費用	27,939	110,774	△ 82,835	159,774
営業経費	300,276	315,168	△ 14,892	623,098
その他経常費用	475,717	431,765	43,952	950,679
経常利益	125,198	105,175	20,023	185,138
特別利益	678	55,035	△ 54,357	166,823
特別損失	12,806	17,222	△ 4,416	33,115
税引前中間（当期）純利益	113,070	142,988	△ 29,918	318,846
法人税、住民税及び事業税	1,645	12,573	△ 10,928	12,752
還付法人税等	7,405	-	7,405	-
法人税等調整額	276	△ 9,244	9,520	4,980
中間（当期）純利益	118,554	139,659	△ 21,105	301,113
前期繰越利益	254,523	192,995	61,528	192,995
土地再評価差額金取崩額	△ 2,497	3,094	△ 5,591	3,868
中間配当額	-	-	-	43,454
中間（当期）未処分利益	370,579	335,749	34,830	454,523

（注）記載金額は百万円未満を切り捨てて表示しております。

4．有価証券の時価情報等　【三井住友銀行単体】

[1] 有価証券
中間貸借対照表の「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中のコマーシャル・ペーパーが含まれております。

(1) 満期保有目的の債券で時価のあるもの

(金額単位 百万円)

	16年９月末				
	中間貸借対照表計上額	時価	差額		
				うち益	うち損
国債	507,501	501,652	△ 5,848	1,683	7,532
その他	9,979	10,653	674	676	2
合計	517,480	512,306	△ 5,174	2,360	7,534

(2) 子会社株式及び関連会社株式で時価のあるもの

(金額単位 百万円)

	16年９月末		
	中間貸借対照表計上額	時価	差額
子会社株式	81,629	117,147	35,518
関連会社株式	145,379	146,435	1,055
合計	227,008	263,583	36,574

(3) その他有価証券で時価のあるもの

(金額単位 百万円)

	16年９月末				
	取得原価	中間貸借対照表計上額	評価差額		
				うち益	うち損
株式	1,956,759	2,515,642	558,882	607,708	48,826
債券	12,762,191	12,700,000	△ 62,191	13,255	75,446
国債	11,796,891	11,743,549	△ 53,342	10,005	63,348
地方債	412,402	406,572	△ 5,829	980	6,810
社債	552,898	549,879	△ 3,018	2,268	5,287
その他	3,815,075	3,775,757	△ 39,318	7,323	46,642
目的区分変更	−	−	36	36	−
合計	18,534,027	18,991,400	457,409	628,324	170,915

(注) 1. 上記の評価差額のうち、時価ヘッジの適用により損益に反映させた額は22,199百万円（収益）であります。
時価ヘッジの適用の結果、資本直入処理の対象となる額は435,210百万円であり、同対象額から繰延税金負債176,825百万円を差し引いた額258,384百万円が「その他有価証券評価差額金」に含まれております。

2. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間貸借対照表価額とし、評価差額を当中間期の損失として処理（以下、「減損処理」という。）しております。当中間期におけるこの減損処理額は39百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 時価のない有価証券の主な内容及び中間貸借対照表計上額

(金額単位 百万円)

	16年9月末
満期保有目的の債券	
譲渡性預け金	5,137
子会社株式及び関連会社株式	
子会社株式	1,147,907
関連会社株式	7,442
その他	30,324
その他有価証券	
非上場株式(店頭売買株式を除く。)	541,796
非上場債券	1,754,691
非上場外国証券	239,046
その他	133,002

(5) その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

(金額単位 百万円)

	16年9月末			
	1年以内	1年超 5年以内	5年超 10年以内	10年超
債 券	2,753,592	7,370,482	2,872,173	1,965,944
国 債	2,582,260	5,566,569	2,143,316	1,958,903
地方債	938	183,602	221,527	503
社 債	170,393	1,620,310	507,329	6,537
その他	262,149	2,831,349	386,731	343,751
合 計	3,015,742	10,201,832	3,258,905	2,309,695

[2] 金銭の信託

その他の金銭の信託(運用目的および満期保有目的以外の金銭の信託)

(金額単位 百万円)

	16年9月末				
	取得原価	中間貸借 対照表計上額	評価差額		
				うち益	うち損
その他の金銭の信託	3,628	3,783	154	271	116

(注) 上記の評価差額から繰延税金負債62百万円を差し引いた額92百万円が「その他有価証券評価差額金」に含まれております。

5. 比較信託財産残高表 【三井住友銀行単体】

(金額単位 百万円)

科目	平成16年 中間期末(A)	平成15年 中間期末(B)	比較 (A-B)	平成15年度末 (C)	比較 (A-C)
貸出金	5,490	19,100	△ 13,610	10,000	△ 4,510
有価証券	27,788	3,001	24,787	4,645	23,143
受託有価証券	3,000	-	3,000	-	3,000
金銭債権	481,436	219,966	261,470	378,710	102,726
その他債権	171	0	171	0	171
銀行勘定貸	42,202	24,944	17,258	36,032	6,170
資産合計	560,087	267,013	293,074	429,388	130,699
金銭信託	35,478	22,127	13,351	17,007	18,471
有価証券の信託	3,000	-	3,000	-	3,000
金銭債権の信託	478,590	209,545	269,045	371,476	107,114
包括信託	43,019	35,340	7,679	40,904	2,115
負債合計	560,087	267,013	293,074	429,388	130,699

(注) 1. 記載金額は百万円未満を切り捨てて表示しております。
2. 共同信託他社管理財産はありません。
3. 元本補てん契約のある信託については取り扱っておりません。


SMFG

FASF MEMBERSHIP

File No. 82-4395
Exhibit A1(a)
(English Translation)



Sumitomo Mitsui Financial Group, Inc. (SMFG)

Consolidated Financial Results for the Six Months ended September 30, 2004

Head Office: 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo, Japan
Stock Exchange Listings: Tokyo, Osaka, Nagoya (code: 8316)
URL: http://www.smfg.co.jp
President & CEO: Yoshifumi Nishikawa
Date of Approval of Financial Results by the Board of Directors: November 22, 2004

1. Financial Results (for the Six Months ended September 30, 2004)

(1) Operating Results

Amounts less than one million yen have been omitted.

	Ordinary Income		Ordinary Profit		Net Income		Net Income per Share	Net Income per Share (Diluted)
Six Months	¥ million	%	¥ million	%	¥ million	%	¥	¥
ended September 30, 2004	1,778,173	1.0	114,100	(31.1)	53,372	(62.8)	9,119.40	5,245.69
ended September 30, 2003	1,760,835	(0.1)	165,508	10.4	143,492	160.2	24,993.09	15,608.81
Fiscal Year ended March 31, 2004	3,552,510		342,844		330,414		52,314.76	35,865.20

Notes: 1. Equity in earnings of affiliates
(a) for the six months ended September 30, 2004 : 12,893 million yen (b) for the six months ended September 30, 2003 : 8,044 million yen
(c) for the fiscal year ended March 31, 2004 : 15,700 million yen
2. Average number of common stocks outstanding (consolidated)
(a) for the six months ended September 30, 2004 : 5,852,626 shares (b) for the six months ended September 30, 2003 : 5,741,297 shares
(c) for the fiscal year ended March 31, 2004 : 5,760,808 shares
3. There is no change in accounting methods.
4. Percentages shown in Ordinary Income, Ordinary Profit and Net Income are the increase (decrease) from the previous interim term.

(2) Financial Position

	Total Assets	Stockholders' Equity	Stockholders' Equity to Total Assets	Stockholders' Equity per Share	Capital Ratio (BIS Guidelines)
	¥ million	¥ million	%	¥	%
September 30, 2004	101,054,242	3,020,911	3.0	230,491.11	(Preliminary) 10.93
September 30, 2003	100,725,500	2,745,476	2.7	165,291.87	10.95
March 31, 2004	102,215,172	3,070,942	3.0	215,454.84	11.37

Note: Number of common stocks outstanding (consolidated)
(a) as of September 30, 2004: 6,195,492 shares (b) as of September 30, 2003: 5,742,447 shares (c) as of March 31, 2004: 5,781,284 shares

(3) Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at term-end
Six Months	¥ million	¥ million	¥ million	¥ million
ended September 30, 2004	(3,230,728)	2,906,435	117,850	3,327,694
ended September 30, 2003	(1,753,848)	1,711,298	77,465	2,934,143
Fiscal Year ended March 31, 2004	3,522,118	(3,028,346)	137,134	3,529,479

(4) Scope of Consolidation and Application of the Equity Method
(a) Number of consolidated subsidiaries : 166
(b) Number of unconsolidated subsidiaries accounted for by the equity method: 4
(c) Number of affiliated companies accounted for by the equity method : 46

(5) Changes in Scope of Consolidation and Application of the Equity Method (change from March 2004)

Consolidation:	Newly consolidated	8	Equity method:	Newly applied	5
	Excluded	7		Excluded	3

2. Earnings Forecast (Fiscal Year ending March 31, 2005)

(Millions of yen)

	Ordinary Income	Ordinary Profit	Net Income
Fiscal year ending March 31, 2005	3,450,000	470,000	180,000

(Reference) Forecasted net income per share for the fiscal year ending March 31, 2005 is 26,367.06 yen.

Average number of shares outstanding during the term (year) (consolidated)

	For the Six Months ended September 30, 2004	For the Six Months ended September 30, 2003	For the Fiscal Year ended March 31, 2004
Common stock	5,852,626	5,741,297	5,760,808
Preferred stock (type 1)	61,666	67,000	67,000
Preferred stock (type 2)	100,000	100,000	100,000
Preferred stock (type 3)	782,500	800,000	800,000
Preferred stock (1st to 12th series type 4)	50,100	50,100	50,100
Preferred stock (13th series type 4)	114,783	114,999	114,999

Number of shares outstanding as of term (year)-end (consolidated)

	As of September 30, 2004	As of September 30, 2003	As of March 31, 2004
Common stock	6,195,492	5,742,447	5,781,284
Preferred stock (type 1)	35,000	67,000	67,000
Preferred stock (type 2)	100,000	100,000	100,000
Preferred stock (type 3)	695,000	800,000	800,000
Preferred stock (1st to 12th series type 4)	50,100	50,100	50,100
Preferred stock (13th series type 4)	114,202	114,999	114,999

Calculation for Index (earnings forecast for the fiscal year ending March 31, 2005)

- Forecasted Net Income Per Share:

$$\frac{\text{Forecasted net income} - \text{Forecasted preferred stock dividends}}{\text{Number of common stocks outstanding as of the interim term-end (excluding treasury stock(*))}}$$

(*) Treasury stock shown above includes the own shares (400,805 common stocks) that were repurchased on November 2, 2004 pursuant to the resolution of the Board of Directors meeting held on September 30, 2004.

I. Overview of SMFG Group

SMFG Group conducts primary banking business through the following financial services: leasing, securities, credit card business, investment banking, loans and venture capital.
SMFG has 166 consolidated subsidiaries and 50 companies accounted for by the equity method.

Sumitomo Mitsui Financial Group, Inc.

Banking Business

Principal subsidiaries

Domestic
- * Sumitomo Mitsui Banking Corporation
- * THE MINATO BANK, LTD. (Listed on the First Section of Tokyo Stock Exchange and Osaka Securities Exchange)
- * Kansai Urban Banking Corporation (Listed on the First Section of Osaka Securities Exchange)
- * The Japan Net Bank, Limited (Internet banking)
- * SMBC Guarantee Co., Ltd. (Credit guarantee)

Overseas
- * Sumitomo Mitsui Banking Corporation Europe Limited
- * Manufacturers Bank
- * Sumitomo Mitsui Banking Corporation of Canada
- * Banco Sumitomo Mitsui Brasileiro S.A.
- * PT Bank Sumitomo Mitsui Indonesia

Leasing

Principal subsidiaries

Domestic
- * SMBC Leasing Company, Limited
- * SMBC Auto Leasing Company, Limited

Overseas
- * SMBC Leasing and Finance, Inc.

Other

Principal subsidiaries and affiliated companies

Domestic
- * Sumitomo Mitsui Card Company, Limited (Credit card services)
- * SAKURA CARD CO., Ltd. (Credit card services)
- * At-Loan Co., Ltd. (Consumer loans)
- * SMBC Capital Co., Ltd. (Venture capital)
- * SMBC Consulting Co., Ltd. (Management consulting and information services)
- * SMBC Finance Service Co., Ltd. (Loans, factoring and collecting agent)
- * Financial Link Company, Limited (Data processing service and consulting)
- * SMBC Friend Securities Co., Ltd. (Securities) (Listed on the First Section of Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Stock Exchange)
- * The Japan Research Institute, Limited (System engineering, data processing, management consulting and economic research)
- * Sakura KCS Corporation (System engineering and data processing) (Listed on the Second Section of Osaka Securities Exchange)
- * Sakura Information Systems Co., Ltd. (System engineering and data processing)
- * SMFG Corporate Recovery Servicer Co., LTD. (Consulting on corporate recovery and servicer)
- ** Promise Co., Ltd. (consumer finance) (Listed on the First Section of Tokyo Stock Exchange)
- ** Daiwa Securities SMBC Co. Ltd. (Securities)
- ** Daiwa SB Investments Ltd. (Investment advisory and investment trust management)
- ** Sumitomo Mitsui Asset Management Company, Limited (Investment advisory and investment trust management)
- ** Japan Pension Navigator Co., Ltd. (Operational management of defined contribution pension plans)
- ** QUOQ Inc. (Shopping credit and credit card business)

Overseas
- * SMBC Capital Markets, Inc. (Derivatives and investments)
- * SMBC Capital Markets Limited (Derivatives)
- * SMBC Securities, Inc. (Securities)
- * Sumitomo Mitsui Finance Australia Limited (Investments)

(Note) (*) means a consolidated subsidiary and (**) means an affiliated company accounted for by the equity method.

II. Principles and Management

1. Management Policy

SMFG's Groupwide management philosophy is as follows:

- To provide optimum added value to our customers and together with them achieve growth
- To create sustainable shareholder value through business growth
- To provide a challenging and professionally rewarding work environment for our dedicated employees

In line with this philosophy, SMFG's management policy is to strengthen the Group's earnings power and to fortify its financial base, to raise its net worth.

2. Dividend Policy

SMFG subscribes to a fundamental policy of distributing appropriate dividends while enhancing its Group's capital to maintain sound financial position.

3. Management Index to be Achieved

SMFG, while maintaining its BIS capital ratio of over 10%, will build up its Retained earnings for early repayment of public funds.

4. Mid- to Long-term Management Strategy

Our three basic policies to strengthen earnings power are: to expand business volume by utilizing the unified groupwide capabilities to provide higher value-added services that match customers' needs, to increase capital efficiency by improving the risk-return profile and focused allocation of business resources to high-profit businesses, and to strengthen cost efficiency by reinforcing low-cost operation. Following these policies, we aim to achieve higher sustainable corporate value by strengthening group profitability through further reinforcement of strategic businesses in which we have competitive advantage, establishment of new business models, and expansion of marketing channels and customer base on a group basis.

Specifically, along with further enhancement of new type unsecured loans to small and medium-sized enterprises (SMEs), financial consulting for individuals and investment banking business, in which we have competitive advantage, we aim to establish new business models in consumer finance and Asian business centered on China.

At the same time as we strengthen group profitability for achieving sustainable growth, in fiscal 2004, we make efforts to complete intensive improvement in asset quality. Sumitomo Mitsui Banking Corporation (SMBC) designates fiscal 2003 and 2004 as the intensive resolution period of non-performing loans (NPLs), and proactive measures are being taken to halve the NPL ratio at March end 2002 of 8.9% by the end of fiscal 2004. In addition, we continuously cut the balance of stockholdings in order to reduce price fluctuation risk further.

5. Issues to be Addressed

We have set "completion of intensive improvement in asset quality" and "enhancement of group profitability" as two issues to be addressed in fiscal 2004.

- Completion of Intensive Improvement in Asset Quality

In the first half of this fiscal year, SMBC reduced its NPLs (Problem Assets based on the Financial Reconstruction Law) by approximately ¥330 billion from March end 2004, resulting in an NPL balance of about ¥2.48 trillion and an NPL ratio of 4.4% at the end of September, thereby achieving the target of halving the NPL ratio at March end 2002 of 8.9% six months ahead of the original schedule. We plan to further reduce NPL balance to less than ¥2 trillion and NPL ratio to less than 4.0% at the end of fiscal year through further efforts for corporate recoveries, prevention of deterioration of borrowers' financial conditions and off-balancing. On stockholdings, although they have been reduced significantly and their balance is already below the level required in the restriction of banks' stockholdings, approximately ¥200 billion were sold in the first half, and will be continuously reduced onward.

- Enhancement of Group Profitability

Businesses of SMBC, Sumitomo Mitsui Card, SMBC Leasing, The Japan Research Institute, Daiwa Securities SMBC, Daiwa SB Investments, and other group companies with strong business base will be strengthened further, and collaboration among group companies and strategic alliances with leading companies will be proactively promoted to boost group profitability.

Specifically, we will increase SMBC's new type unsecured loans to SMEs, such as Business Select Loan and N-Fund Loan, by reinforcing SMBC's risk taking capability and expanding marketing channels. Financial consulting for individuals such as sales of investment trusts, pension type insurances and mortgage loans, will be reinforced by increasing the number of SMBC Consulting Plazas, the specialized channels, and adding new products to the lineups. In investment banking business, to enhance business profitability, solution providing such as loan syndication, structured finance will be strengthened, and collaboration with Daiwa Securities SMBC will be accelerated.

Furthermore, under the strategic alliance with Promise Co., Ltd. announced this June, SMBC's marketing channels, customer base and Promise's expertise, know-how are leveraged to establish new business models to dramatically strengthen consumer finance business. Preparations are being made to provide consumer loan products starting in April 2005.

We will continue to strengthen Asian business centered on China, and strategically allocate business resources in the Americas and Europe to increase business volume.

- Repayment of Public Fund

We recently repaid ¥201 billion of public fund preferred stocks owned by the government. The repayment of public fund was scheduled to start next fiscal year but was moved up thanks to the buildup of retained earnings and steady improvement in profitability as a result of our recent efforts. We are aiming for an early repayment of the remaining ¥1.1 trillion by further boosting profitability.

We hope to improve the market's overall evaluation of SMFG by steadily achieving results in both "completion of intensive improvement in asset quality" and "enhancement of group profitability" in fiscal 2004.

<<Principal Risk Factors>>

Principal risk factors that could materially affect SMFG's operating results and financial position are as follows. SMFG takes necessary measures to prevent such events from occurring, and responds quickly and appropriately when such events do occur.

- Risk related to increase in problem loans and credit costs
- Risk related to equity portfolio
- Risk related to trading business and holding bonds
- Risk related to foreign currency exchange rate
- Risk related to decline in BIS capital ratio
- Risk related to downgrade in SMFG group's debt ratings
- Risk related to failure of SMFG's strategy
- Risk related to failure of joint venture, alliance and acquisition
- Risk related to regulatory amendment of laws, rules and accounting rules etc.

(Note) SMFG recognizes the risk factors shown above on the day of announcement of financial results.

6. Corporate Governance Policy and Structure

(1) Corporate Governance Policy

Maintaining effective corporate governance is one of the most important issues of SMFG and the Group companies. Therefore, SMFG is committed to maintaining sound management, creating sustainable shareholder value and contributing to healthy development of society by observing the below "Management Philosophy" and "Business Ethics".

<<Management Philosophy>>

- To provide optimum added value to our customers and together with them achieve growth
- To create sustainable shareholder value through business growth
- To provide a challenging and professionally rewarding work environment for our dedicated employees

<<Business Ethics>>

- Satisfactory Customer Services

  We intend to be a financial services complex that has the trust and support of our customers. For this purpose, we will always provide services that meet the true needs of our customers in order to obtain their satisfaction and confidence in the Group.

- Sound Management

  We intend to be a financial services complex which maintains fair, transparent, and sound management based on the principle of self-responsibility. For this purpose, along with obtaining the firm confidence of our shareholders, our customers, and the general public, we take a long-term view of our business and operate it efficiently, and actively disclose accurate business information about the Group. Through these procedures, we will maintain continuous growth on a sound financial basis.

- Contribution to Social Development

  We intend to be a financial services complex which contributes to the healthy development of society. For this purpose, we recognize the importance of our mission to serve as a crucial part of the public infrastructure and also our social responsibilities. With such recognition, we undertake business operations that contribute to the steady development of Japan and the rest of the world, and endeavor, as a good corporate citizen, to make a positive contribution to society.

- Free and Active Business Environment

  We intend to be a financial services complex for which all officers and other employees work proudly and with great spirit. For this purpose, we respect people, and train and produce employees with professional knowledge and ability, thereby creating a free and active business environment.

- Compliance

  We intend to be a financial services complex that always keeps in mind the importance of compliance. For this purpose, we constantly reflect our awareness of these Business Ethics in our business activities. In addition, we respond promptly to directives from auditors and inspectors. Through these actions, we observe all laws and regulations, and uphold moral standards in our business practices.

(2) Corporate Committees and Internal Control System

<<Directors>>

SMFG employs the corporate auditor system consisting of eight directors and five auditors, and two of the directors and three of the auditors are from outside SMFG and its Group companies. To ensure that our business is conducted according to law, the outside directors are a certified public accountant and a lawyer.

<<Board of Directors>>

The Board of Directors basically meets once a month. The Chairman of the Board, not the President who oversee the overall operation of SMFG, chairs the Board meeting. Moreover, there are three committees to supplement the Board's oversight functions: the Risk Management Committee, Compensation Committee, and the Nominating Committee. The outside directors are members of all the committees (one is the Chairman of the Compensation Committee). This system allows supervision of our operations to be conducted from a suitably objective perspective.

- Risk Management Committee

  Deliberates on Groupwide risk management and compliance issues

  1. Issues related to the basic policies and the system of risk management
  2. Other issues with a potential material impact on operations

- Compensation Committee

  Deliberates on remuneration of Board members and executive officers of SMFG and SMBC

  1. Issues related to remuneration, salaries, and incentive program
  2. Other remuneration issues

- Nominating Committee

  Deliberates on appointment of directors of SMFG and SMBC

  1. Issues related to the selection of candidates for Board directorships
  2. Issues related to the appointment of managing directors having specified management responsibilities, and issues related to the appointment of representative directors
  3. Other major personnel issues related to directors

<< Auditors' Activities>>

The auditors ensure the proper business conduct of SMFG and the subsidiaries by attending the Board of Directors' meetings and other important meetings at which the directors and others present business reports, by examining documents on important decisions, and by obtaining reports from the internal audit departments, subsidiaries and outside auditors.

<<Business Execution>>

SMFG has a Management Committee, consisting of directors and chaired by the president of SMFG, to act as the top decision-making body on business administration and management supervision of the entire Group. The committee, in accordance with the basic policies set by the Board, considers important matters relating to the execution of business, and the president has the authority to make the final decision after considering the committee's recommendations. In addition, SMFG also has a Group Strategy Committee to serve as a forum for the management staff of all Group companies to exchange opinions and information on their respective business plans. Moreover, the directors in charge of Group companies are appointed as part-time directors of the major group companies to supervise the proper conduct of business.

<<Internal Audit System>>

The Audit Department of SMFG is responsible for objectively conducting internal audits for the Group in a process separate from the oversight exercised by the Board of Directors on the shareholders' behalf. The Audit Department conducts internal audits to assess the soundness of business operations and assets, as well as to verify that the Group's internal control system, including compliance and risk management, is appropriate and effective. The Audit Department is also responsible for supervising internal audits at each group company. It reviews the internal audit system of each company by monitoring the company's internal audits on a regular basis. The results of the audits are periodically reported to the Board of Directors and the Management Committee. Based on these findings, the Audit Department administers guidance and makes proposals to the audited departments and offices, as well as to the respective auditing departments of Group companies.

<<Compliance>>

SMFG have implemented the following compliance system to ensure sound and appropriate business management by SMFG and our Group companies.

- The Board of Directors and Management Committee

  The Board of Directors and Management Committee make important decisions concerning compliance policy, review the progress of those measures taken in connection with ensuring compliance, and give instructions concerning these matters as appropriate.

- The Compliance Committee

  SMFG set up the Compliance Committee to reinforce the Groupwide compliance system. The committee comprises the designated Board member responsible for compliance issues, the heads of departments involved with compliance matters, and advisors from outside the Group.


Shareholders' Meeting
Independent Auditor
Legal Advisors from Outside the Group
SMFG
Management /Supervision
(Eight) Board of Directors
Risk Management Committee
Nominating Committee
Compensation Committee
(Two) Outside Directors
(Five) Corporate Auditors/Board of Corporate Auditors
(Three) Outside Corporate Auditors
Office of Corporate Auditors
Management Committee
Compliance Committee
Join
Group Strategy Committee
Public Relations Dept.
Corporate Planning Dept.
Investor Relations Dept.
Financial Accounting Dept.
Subsidiaries and Affiliates Dept.
IT Planning Dept.
Human Resources Dept.
General Affairs Dept.
Corporate Risk Management Dept.
Audit Dept.
Business Administration
Oversight/internal audits

III. Operating Results and Financial Position

1. Overview of Consolidated Operating Results and Financial Position as of and for the Six Months Ended September 30, 2004

(1) Operating Results

SMFG continued to enhance profitability through business restructuring and reduce expenses by pursuing operational efficiency in the six months ended September 30, 2004.

Ordinary income increased 1.0% to 1,778.1 billion yen as a result of increase of other operating income, other income and fees and commissions though interest income and trading profits decreased. Ordinary expenses increased 4.3% to 1,664.0 billion yen mainly due to increase of other expenses as a result of increase in provision for credit cost though other operating expenses and general and administrative expenses decreased.

As a result, Ordinary profit and Net income (after adjusting extraordinary gains/losses and other factors) amounted to 114.1 billion yen and 53.3 billion yen, respectively.

(2) Assets and Liabilities

Deposits amounted to 67,619.9 billion yen (up 2,286.5 billion yen from the previous fiscal year-end) and Negotiable certificates of deposit amounted to 3,038.3 billion yen (down 481.1 billion yen).

Loans and bills discounted amounted to 55,422.0 billion yen (up 39.2 billion yen).

Total assets amounted to 101,054.2 billion yen (down 1,160.9 billion yen).

(3) Stockholders' Equity

Stockholders' equity decreased by 50.0 billion yen from the previous fiscal year-end to 3,020.9 billion yen, mainly due to the decrease in net unrealized gains on other securities in spite of recording net income for this six months period.

(4) Cash Flows

SMFG used 3,230.7 billion yen of Cash flows from operating activities, generated 2,906.4 billion yen of Cash flows from investing activities and generated 117.8 billion yen of Cash flows from financing activities.

Consequently, Cash and cash equivalents amounted to 3,327.6 billion yen.

(5) Segments

The breakdown of Ordinary income before the elimination of internal transactions is as follows:

By business

Ordinary income

Banking business	65%	(down 4 points from the previous interim term)
Leasing business	19%	(up 2 points)
Other business	16%	(up 2 points)

By country

Ordinary income

Japan	91%	(up 1 point from the previous interim term)
The Americas	4%	(down 1 point)
Europe	2%	(down 1 point)
Asia and Oceania	3%	(up 1 point)

(6) Capital Ratio (BIS Guidelines) (preliminary)

Capital ratio was 10.93% on a consolidated basis.

2. Earnings and Dividend Forecast for the Fiscal Year Ending March 31, 2005

(1) Earnings Forecast

In fiscal 2004, SMFG will enhance Group profitability by strengthening businesses and further promoting collaboration between the Group companies that have strong operating bases. In addition, it will make efforts to complete intensive improvement in asset quality through further reduction in non-performing loans and stockholdings.

As for earnings forecast on a consolidated basis, Ordinary income, Ordinary profit and Net income are expected to amount to 3,450 billion yen, 470 billion yen, and 180 billion yen, respectively. On a non-consolidated basis, Operating income, Ordinary profit and Net income are expected to amount to 260 billion yen, 255 billion yen, and 255 billion yen, respectively.

(2) Dividend Forecast

SMFG will pay the following fiscal year-end dividends on common stock and preferred stock according to the level of retained earnings. SMFG will not pay interim dividends.

Common stock	4,000 yen per share
Preferred stock (type 1)	10,500 yen per share
Preferred stock (type 2)	28,500 yen per share
Preferred stock (type 3)	13,700 yen per share
Preferred stock (1st series to 12th series type 4)	135,000 yen per share
Preferred stock (13th series type 4)	67,500 yen per share

(Note) Dividend forecast is not revised from the previous announcement in May 2004.

IV. Consolidated Interim Financial Statements

Significant Accounting Policies for Consolidated Interim Financial Statements

1. Scope of consolidation

(1) Consolidated subsidiaries 166 companies

Principal companies

Sumitomo Mitsui Banking Corporation
THE MINATO BANK, LTD.
Kansai Urban Banking Corporation
Sumitomo Mitsui Banking Corporation Europe Limited
Manufacturers Bank
SMBC Leasing Company, Limited
Sumitomo Mitsui Card Company, Limited
SMBC Capital Co., Ltd.
SMBC Finance Service Co., Ltd.
SMBC Friend Securities Co., Ltd.
The Japan Research Institute, Limited
SMBC Capital Markets, Inc.

From this interim term, eight companies including SMBC Financial Business Planning Co., Ltd. were newly consolidated due to establishment.

From this interim term, Minato Card Co., Ltd. was excluded from the scope of consolidation because it was no longer a subsidiary due to merger.

From this interim term, six companies including SMLC Indus Co., Ltd. became unconsolidated subsidiaries that are not accounted for by the equity method because they became silent partnerships for lease transactions.

(2) Unconsolidated subsidiaries

Principal company

SBCS Co., Ltd.

One hundred and sixteen subsidiaries including S.B.L. Mercury Co., Ltd. are silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they were excluded from the scope of consolidation pursuant to Article 5 Paragraph 1 Item 2 of Consolidated Interim Financial Statements Regulations.

Total assets, ordinary income, net income and retained earnings of other unconsolidated subsidiaries have no material impact on the consolidated interim financial statements.

2. Application of the equity method

(1) Unconsolidated subsidiaries accounted for by the equity method 4 companies

Principal company

SBCS Co., Ltd.

(2) Affiliates accounted for by the equity method 46 companies

Principal companies

Promise Co., Ltd.
Daiwa Securities SMBC Co. Ltd.
Daiwa SB Investments Ltd.
Sumitomo Mitsui Asset Management Company, Limited
QUOQ Inc.

From this interim term, five companies including Promise Co., Ltd. newly became affiliated companies accounted for by the equity method due to acquirement of shares.

From this interim term, three companies including Sony Bank Incorporated were excluded from the scope of affiliated companies due to decrease in ratio of voting share ownership and other reasons.

(3) Unconsolidated subsidiaries and affiliates that are not accounted for by the equity method

One hundred and sixteen subsidiaries including S.B.L. Mercury Co., Ltd. are silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they are not treated as affiliated companies accounted for by the equity method pursuant to Article 7 Paragraph 1 Item 2 of Consolidated Interim Financial Statements Regulation.

Net income and retained earnings of other unconsolidated subsidiaries and affiliates that are not accounted for by the equity method have no material impact on the consolidated interim financial statements.

3. The interim balance sheet dates of consolidated subsidiaries

(1) The interim account closing dates of the consolidated subsidiaries are as follows:

March 31	6	Companies
April 30	1	Company
June 30	66	Companies
July 31	2	Companies
September 30	91	Companies

(2) As for the companies whose interim balance sheet dates are March 31 and April 30, the accounts are provisionally closed for the purpose of consolidation as of September 30 and July 31, respectively. The other companies are consolidated on the basis of their respective balance sheet dates.

Appropriate adjustments were made for material transactions during the periods from their respective balance sheet dates to the consolidated interim closing date.

4. Accounting policies

Please refer to the "Notes to Consolidated Interim Balance Sheet" and "Notes to Consolidated Interim Statement of Income."

5. Scope of "Cash and cash equivalents" on Consolidated Interim Statement of Cash Flows

Please refer to the "Notes to Consolidated Interim Statement of Cash Flows."

CONSOLIDATED INTERIM BALANCE SHEET

September 30, 2004	(Millions of yen)
Assets:	
Cash and due from banks	5,846,400
Call loans and bills bought	406,571
Receivables under resale agreements	125,306
Receivables under securities borrowing transactions	1,621,384
Commercial paper and other debt purchased	521,454
Trading assets	3,274,740
Money held in trust	3,783
Securities	24,073,122
Loans and bills discounted	55,422,034
Foreign exchanges	964,066
Other assets	2,919,297
Premises and equipment	946,685
Lease assets	991,190
Deferred tax assets	1,743,246
Deferred tax assets for land revaluation	75
Goodwill	17,544
Customers' liabilities for acceptances and guarantees	3,399,727
Reserve for possible loan losses	(1,222,391)
Total assets	**101,054,242**
Liabilities:	
Deposits	67,619,961
Negotiable certificates of deposit	3,038,333
Call money and bills sold	4,823,293
Payables under repurchase agreements	720,461
Payables under securities lending transactions	4,602,167
Commercial paper	352,000
Trading liabilities	1,780,073
Borrowed money	2,213,432
Foreign exchanges	533,545
Bonds	4,480,668
Due to trust account	42,202
Other liabilities	3,250,878
Reserve for employee bonuses	21,548
Reserve for employee retirement benefits	31,282
Reserve for expenses related to EXPO 2005 Japan	172
Other reserves	1,093
Deferred tax liabilities	46,821
Deferred tax liabilities for land revaluation	58,100
Acceptances and guarantees	3,399,727
Total liabilities	**97,015,765**
Minority interests	**1,017,565**
Stockholders' equity:	
Capital stock	1,247,650
Capital surplus	866,870
Retained earnings	612,438
Land revaluation excess	99,514
Net unrealized gains on other securities	270,252
Foreign currency translation adjustments	(73,509)
Treasury stock	(2,303)
Total stockholders' equity	**3,020,911**
Total liabilities, minority interests and stockholders' equity	**101,054,242**

Notes to Consolidated Interim Balance Sheet

1. Amounts less than one million yen have been omitted.

2. Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in "Trading assets" or "Trading liabilities" on the consolidated interim balance sheet on a contract date basis.
   Securities and monetary claims purchased for trading purposes are stated at the interim term-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the consolidated interim balance sheet date.

3. Debt securities that consolidated subsidiaries have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are carried at amortized cost (straight-line method) using the moving-average method.
   Investments in unconsolidated subsidiaries and affiliates that are not accounted for by the equity method are carried at cost using the moving-average method.
   Securities other than trading purpose securities, held-to-maturity securities and investments in unconsolidated subsidiaries and affiliates are classified as "other securities" (available-for-sale securities). Stocks in other securities that have market prices are carried at the average market prices during the final month of the interim term, and bonds and others that have market prices are carried at their interim term-end market prices (cost of securities sold is calculated using primarily the moving-average method). Other securities with no available market prices are carried at cost or amortized cost using the moving-average method. Net unrealized gains (losses) on other securities, net of income taxes, are included in "Stockholders' equity," after deducting the amount that is reflected in the interim term's earnings because of application of fair value hedge accounting.

4. Securities included in "Money held in trust" are carried in the same way as in Notes 2 and 3.

5. Derivative transactions, excluding those classified as trading derivatives, are carried at fair value, though some consolidated overseas subsidiaries account for derivative transactions in accordance with their local accounting standards.

6. Premises and equipment owned by Sumitomo Mitsui Financial Group, Inc. (SMFG) and its consolidated subsidiary, Sumitomo Mitsui Banking Corporation (SMBC) are depreciated using the straight-line method for premises and the declining-balance method for equipment. They calculated the depreciation cost for the interim term by proportionally allocating the estimated annual cost to the interim term. The estimated useful lives of major items are as follows:
   Buildings: 7 to 50 years
   Equipment: 2 to 20 years
   Other consolidated subsidiaries depreciate premises and equipment, and lease assets primarily using the straight-line method over the estimated useful lives of the respective assets and the straight-line method over the lease term based on the residual value of assets at the end of the lease term, respectively.

7. Capitalized software for internal use owned by SMFG and its consolidated domestic subsidiaries is depreciated using the straight-line method over its estimated useful life (basically five years).

8. SMBC's assets and liabilities denominated in foreign currencies and overseas branches' accounts are translated into Japanese yen mainly at the exchange rate prevailing at the consolidated interim balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.
   Other consolidated subsidiaries' assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective balance sheet dates.

9. Reserve for possible loan losses of major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and reserves.
   For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings ("bankrupt borrowers") or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation ("effectively bankrupt borrowers"), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees.
   For claims on borrowers that are not currently bankrupt but are likely to become bankrupt in the future ("potentially bankrupt borrowers"), a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.
   Discounted Cash Flows (DCF) method is used for claims on borrowers whose cash flows from collection of principals and interest can be rationally estimated and SMBC applies it to claims on large potentially bankrupt borrowers and claims on large borrowers requiring close monitoring that have been classified as "Past due loans (3 months or more)" or "Restructured loans," whose total loans from SMBC exceed a certain amount. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.
   For other claims, a reserve is provided based on the historical loan-loss ratio.
   For claims originated in specific countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the Credit Review Department, independent from these operating sections, audits their assessment. The reserves are provided based on the results of these assessments.

Reserve for possible loan losses of other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amount of write-off was 1,774,043 million yen.

10. Reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to this interim term.

11. Reserve for employee retirement benefits is provided for payment of retirement benefits to employees, in the amount deemed accrued at interim term-end, based on the projected retirement benefit obligation and fair value of plan assets at this fiscal year-end.

    Unrecognized prior service cost is amortized using the straight-line method, primarily over 10 years within the employees' average remaining service period at incurrence.

    Unrecognized net actuarial gain (loss) is amortized using the straight-line method, primarily over 10 years within the employees' average remaining service period, commencing from the next fiscal year of incurrence.

    Unrecognized net transition obligation from the initial application of the new accounting standard for employee retirement benefits is amortized primarily using the straight-line method over five years and is charged 50% of the annual amortized cost to its income for the six months ended September 30, 2004.

12. Financing leases of SMFG and its consolidated domestic subsidiaries, excluding those in which the ownership of the property is transferred to the lessee, are accounted for in the same method as operating leases.

13. As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC applies deferred hedge accounting or fair value hedge accounting.

    SMBC applies deferred hedge accounting stipulated in "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Audit Committee Report No.24) to portfolio hedges of large-volume, small-value monetary claims and debts.

    As for the portfolio hedges to offset market fluctuation, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. As for the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.

    As for the individual hedges, SMBC also basically applies deferred hedge accounting. But, SMBC applies fair value hedge accounting to hedging transactions for reducing the market volatility of bonds classified as other securities that are held for the purpose of Asset and Liability Management.

    As a result of the application of JICPA Industry Audit Committee Report No.24, SMBC discontinued the application of hedge accounting or applied fair value hedge accounting to a portion of the hedging instruments using "macro hedge," which had been applied in order to manage interest rate risk arising from large-volume transactions in loans, deposits and other interest-earning assets and interest-bearing liabilities as a whole using derivatives pursuant to "Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Audit Committee Report No.15). The deferred hedge losses and gains related to such a portion of hedging instruments are charged to "Interest income" or "Interest expenses" over a 12-year period (maximum) according to their maturity from the fiscal year ended March 31, 2004. At this interim term-end, gross amounts of deferred hedge losses and gains on "macro hedge" were 254,000 million yen and 221,851 million yen, respectively.

14. SMBC applies deferred hedge accounting stipulated in "Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry" (JICPA Industry Audit Committee Report No.25) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

    Pursuant to JICPA Industry Audit Committee Report No.25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

    In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

15. As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the strict criteria for external transactions stipulated in JICPA Industry Audit Committee Report No.24 and No.25. Therefore, SMBC accounts for the gains or losses that arise from interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

    Certain other consolidated subsidiaries use the deferred hedge accounting or the special treatment for interest rate swaps. A consolidated domestic subsidiary (a leasing company) partly applies the accounting method that is permitted by "Temporary

Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Leasing Industry" (JICPA Industry Audit Committee Report No.19).

16. National and local consumption taxes of SMFG and its consolidated domestic subsidiaries are accounted for using the tax-excluded method.

17. SMBC accounts for the exhibition expenses related to "The 2005 World Exposition, Aichi, Japan" that will be held in Aichi Prefecture in 2005 as "Reserve for expenses related to EXPO 2005 Japan." This reserve is stipulated in Article 43 of the Ordinance of the Commercial Code and includes the reserve that is stipulated in Article 57-2 of the Specific Taxation Measures Law.

18. Other reserves required by special laws are reserve for contingent liabilities from financial futures transactions of 18 million yen in accordance with Article 82 of the Financial Futures Transaction Law, and reserve for contingent liabilities from securities transactions of 1,075 million yen in accordance with Article 51 of the Securities and Exchange Law.

19. Accumulated depreciation on premises and equipment and accumulated depreciation on lease assets amounted to 588,735 million yen and 1,550,472 million yen, respectively.

20. Bankrupt loans and Non-accrual loans were 86,972 million yen and 1,844,061 million yen, respectively. These amounts include the trusted amount with The Resolution and Collection Corporation of 3,792 million yen, which is treated as off-balancing.
"Bankrupt loans" are loans, after write-off, to legally bankrupt borrowers as defined in Article 96-1-3 and 96-1-4 of the Enforcement Ordinance No.97 of the Japanese Corporate Tax Law (issued in 1965) and on which accrued interest income is not recognized as there is substantial doubt about the ultimate collectability of either principal or interest because they are past due for a considerable period of time or for other reasons. "Non-accrual loans" are loans on which accrued interest income is not recognized, excluding "Bankrupt loans" and loans on which interest payments are deferred in order to support the borrowers' recovery from financial difficulties.

21. Past due loans (3 months or more) totaled 52,918 million yen.
"Past due loans (3 months or more)" are loans on which the principal or interest is past due for three months or more, excluding "Bankrupt loans" and "Non-accrual loans."

22. Restructured loans totaled 884,745 million yen.
"Restructured loans" are loans on which terms and conditions have been amended in favor of the borrowers (e.g. reduction of the original interest rate, deferral of interest payments, extension of principal repayments or debt forgiveness) in order to support the borrowers' recovery from financial difficulties, excluding "Bankrupt loans," "Non-accrual loans" and "Past due loans (3 months or more)."

23. The total amount of Bankrupt loans, Non-accrual loans, Past due loans (3 months or more) and Restructured loans was 2,868,696 million yen. This amount includes the trusted amount with The Resolution and Collection Corporation of 3,837 million yen, which is treated as off-balancing.
The amounts of loans presented in Notes 20 to 23 above are the amounts before deduction of reserve for possible loan losses.

24. Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Audit Committee Report No.24. SMFG's banking subsidiaries have rights to sell or pledge bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions. The total face value was 1,031,613 million yen.

25. Assets pledged as collateral were as follows:

	(Millions of yen)
Assets pledged	
Cash and due from banks	90,583
Trading assets	651,906
Securities	7,457,751
Loans and bills discounted	1,465,657
Other assets (installment account receivable etc.)	1,030
Liabilities corresponding to assets pledged	
Deposits	10,528
Call money and bills sold	3,655,999
Payables under repurchase agreements	715,530
Payables under securities lending transactions	4,460,991
Trading liabilities	125,597
Borrowed money	3,893
Other liabilities	14,617
Acceptances and guarantees	149,029

In addition, Cash and due from banks of 50,227 million yen, Trading assets of 1,663 million yen, Securities of 6,962,079 million yen and Loans and bills discounted of 581,956 million yen were pledged as collateral for cash settlements, variation margins of futures markets and certain other purposes.

Premises and equipment include surety deposits and intangible of 110,928 million yen, and Other assets include initial margins of futures markets of 9,216 million yen.

26. Net amount of deferred unrealized gains (losses) on hedging instruments to which deferred hedge accounting is applied is reported as deferred loss on hedge and is included in "Other assets." Gross deferred unrealized losses and gains on hedging instruments were 573,789 million yen and 457,780 million yen, respectively.

27. SMBC revaluated its own land for business activities in accordance with the "Law Concerning Land Revaluation" (the "Law") effective March 31, 1998 and the law concerning amendment of the Law effective March 31, 2001. The income taxes corresponding to the net unrealized gains are deferred and reported in "Liabilities" as "Deferred tax liabilities for land revaluation," and the net unrealized gains, net of deferred taxes, are reported as "Land revaluation excess" in "Stockholders' equity."

Certain other consolidated subsidiaries revaluated their own land for business activities in accordance with the Law. The income taxes corresponding to the net unrealized gains (losses) are deferred and reported in "Liabilities" or "Assets" as "Deferred tax liabilities for land revaluation" or "Deferred tax assets for land revaluation," and the net unrealized gains (losses), net of deferred taxes, are reported as "Land revaluation excess" in "Stockholders' equity."

Date of the revaluation

SMBC:

March 31, 1998 and March 31, 2002

Certain other consolidated subsidiaries:

March 31, 1999 and March 31, 2002

Method of revaluation (stipulated in Article 3-3 of the Law)

SMBC:

Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values stipulated in Article 2-3, 2-4 or 2-5 of the Enforcement Ordinance of the Law Concerning Land Revaluation (the Enforcement Ordinance No.119) effective March 31, 1998.

Certain other consolidated subsidiaries:

Fair values were determined based on the values stipulated in Article 2-3 and 2-5 of the Enforcement Ordinance No.119.

28. The balance of subordinated debt included in "Borrowed money" was 771,570 million yen.

29. The balance of subordinated bonds included in "Bonds" was 1,861,560 million yen.

30. Stockholders' equity per share was 230,491.11 yen.

31. Market value and unrealized gains (losses) on securities are shown as below:

In addition to "Securities" in the consolidated interim balance sheet, trading securities, commercial paper and short-term corporate bonds classified as "Trading assets," negotiable certificates of deposit bought classified as "Cash and due from banks," and commercial paper and beneficiary claim on loan trust classified as "Commercial paper and other debt purchased" are also included in the amounts of the following tables. This definition is applied up to Notes 34.

(1) Securities classified as trading purposes

As of and for the six months ended September 30, 2004	(Millions of yen)
Consolidated interim balance sheet amount	1,209,190
Valuations gains (losses) included in profit/loss during the interim term	(2,548)

(2) Bonds classified as held-to-maturity with market value

As of September 30, 2004 (Millions of yen)

	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese government bonds	508,400	502,551	(5,848)	1,684	7,533
Other	36,235	36,794	558	681	122
Total	544,636	539,346	(5,289)	2,365	7,655

(3) Other securities with market value

As of September 30, 2004					(Millions of yen)
	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Stocks	2,035,061	2,616,748	581,686	637,425	55,738
Bonds	13,744,918	13,686,800	(58,118)	18,409	76,527
Japanese government bonds	12,421,472	12,371,625	(49,846)	13,933	63,780
Japanese local government bonds	504,080	497,812	(6,267)	1,094	7,361
Japanese corporate bonds	819,366	817,362	(2,003)	3,381	5,385
Other	4,079,116	4,039,623	(39,492)	8,902	48,395
Total	19,859,096	20,343,172	484,076	664,737	180,661

Of the total net unrealized gains shown above, 22,199 million yen is included in this term's earnings because of the application of fair value hedge accounting.

"Net unrealized gains on other securities" includes 270,172 million yen that is the sum of the following items:

	(Millions of yen)
Net unrealized gains to be included in stockholders' equity, as a result of applying fair value hedge accounting (a)	461,876
(–) Deferred tax liabilities (b)	187,907
(c) = (a) – (b)	273,969
(–) Minority interests corresponding to (c)	4,981
(+) SMFG's interests of net unrealized gains (losses) on other securities held by affiliates accounted for by the equity method	1,185
Total	270,172

Other securities with market value are considered as impaired if the market value decreases materially below the acquisition cost and such decline is not considered as recoverable. The market value is recognized as the consolidated interim balance sheet amount and the amount of write-down is accounted for as valuation loss (impaired) for this interim term. Valuation loss for this interim term was 39 million yen. The rule for determining "material decline" is as follows and is based on the classification of issuing company under self-assessment of assets.

Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers	Market value is lower than acquisition cost
Issuers requiring caution	Market value is 30% or more lower than acquisition cost
Normal issuers	Market value is 50% or more lower than acquisition cost

Bankrupt issuers: issuers that are legally bankrupt or formally declared bankrupt
Effectively bankrupt issuers: issuers that are not legally bankrupt but regarded as substantially bankrupt
Potentially bankrupt issuers: issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy
Issuers requiring caution: issuers that are identified for close monitoring
Normal issuers: issuers other than the above four categories of issuers

32. The amount of other securities sold during the interim term is as follows:

Six months ended September 30, 2004		(Millions of yen)
Sales amount	Gains on sales	Losses on sales
16,678,701	117,923	27,549

33. Summary information on securities with no available market value is as follows:

As of September 30, 2004	(Millions of yen)
	Consolidated balance sheet amount
Bonds classified as held-to-maturity	
Unlisted foreign securities	3,492
Other	11,290
Other securities	
Unlisted stocks (excluding OTC stocks)	580,961
Unlisted bonds	1,768,325
Unlisted foreign securities	394,347
Other	150,646

34. Redemption schedule of other securities with maturities and held-to-maturity bonds is as follows:

As of September 30, 2004				(Millions of yen)
	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years
Bonds	2,927,449	7,891,459	2,987,501	2,157,117
Japanese government bonds	2,701,723	5,793,773	2,234,942	2,149,585
Japanese local government bonds	13,233	252,642	231,433	503
Japanese corporate bonds	212,492	1,845,044	521,125	7,028
Other	378,578	2,956,785	417,839	511,709
Total	3,306,028	10,848,244	3,405,341	2,668,827

35. Information on money held in trust is as follows:

Other money held in trust

As of September 30, 2004				(Millions of yen)
Acquisition cost	Consolidated balance sheet amount	Net unrealized gains	Unrealized gains	Unrealized losses
3,628	3,783	154	271	116

Net unrealized gains on other money held in trust of 92 million yen (after deducting 62 million yen in deferred tax liabilities from 154 million yen in net unrealized gains) are included in "Net unrealized gains on other securities."

36. "Japanese government bonds" as a sub-account of "Securities" include 16,294 million yen of unsecured loaned securities for which borrowers have the right to sell or pledge.
As for the unsecured borrowed securities for which SMBC has the right to sell or pledge and the securities which SMBC purchased under resale agreements, that are permitted to be sold or pledged without restrictions, 1,579,675 million yen in securities are pledged, and 167,303 million yen in securities are held in hand as of the consolidated interim balance sheet date.

37. Commitment line contracts on overdrafts and loans are agreements to lend to customers up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amount of unused commitments was 34,368,593 million yen, and the amount of unused commitments whose original contract terms are within one year or unconditionally cancelable at any time was 30,841,376 million yen. Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these commitments include clauses under which SMBC and other consolidated subsidiaries can reject an application from customers or reduce the contract amounts in the event that economic conditions change, SMBC and other consolidated subsidiaries need to secure claims, or other events occur. In addition, SMBC and other consolidated subsidiaries may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring the customers' financial positions, revising contracts when need arises and securing claims after contracts are made.

38. SMFG repurchased its own shares on November 2, 2004 pursuant to the resolution of the Board of Directors meeting held on September 30, 2004 as follows:
(1) Type of capital stock repurchased: SMFG's common stock
(2) Total number of shares repurchased: 400,805 shares
(3) Repurchase price: 668,000 yen per share (Total amount: 267,737,740,000 yen)
(4) Method of repurchase: Through ToSTNet-2 (closing price orders) of Tokyo Stock Exchange

Deposit Insurance Corporation of Japan announced that The Resolution and Collection Corporation (RCC) sold 401,705.31 shares of SMFG's common stock at 268,339,153,590 yen on November 2, 2004 (RCC converted 32,000 shares of preferred stock (type 1) worth 96,000 million yen and 105,000 shares of preferred stock (type 3) worth 105,000 million yen on September 30, 2004).

CONSOLIDATED INTERIM STATEMENT OF INCOME

Six months ended September 30, 2004	(Millions of yen)
Ordinary income:	
Interest income	752,495
Interest on loans and discounts	567,082
Interest and dividends on securities	121,740
Trust fees	729
Fees and commissions	281,955
Trading profits	30,927
Other operating income	551,794
Other income	160,271
Total ordinary income	**1,778,173**
Ordinary expenses:	
Interest expenses	156,704
Interest on deposits	52,872
Fees and commissions	46,575
Trading losses	605
Other operating expenses	394,061
General and administrative expenses	423,612
Other expenses	642,513
Total ordinary expenses	**1,664,072**
Ordinary profit	**114,100**
Extraordinary gains	**2,671**
Extraordinary losses	**20,056**
Income before income taxes and minority interests	**96,715**
Income taxes:	
Current	**17,079**
Refund	**8,104**
Deferred	**5,277**
Minority interests in net income	**29,090**
Net income	**53,372**

Notes to Consolidated Interim Statement of Income

1. Amounts less than one million yen have been omitted.

2. Net income per share is 9,119.40 yen.

3. Net income per share (diluted) is 5,245.69 yen.

4. Profits and losses on trading-purpose transactions are recognized on a trade date basis, and recorded as "Trading profits" and "Trading losses." Both accounts include interest received or paid during the interim term. The valuation differences of securities and money claims between the previous fiscal year-end and this interim term-end are recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the valuation differences between the previous fiscal year-end and this interim term-end are recorded in the above-mentioned accounts.

5. Standards for recognizing rental income on lease transactions and income/expenses on installment sales are as follows:
   (1) Recognition of lease-related income on lease transactions
   Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.
   (2) Recognition of income and expenses on installment sales
   Primarily, installment-sales-related income and installment-sales-related expenses are recognized on a due-date basis over the full term of the installment sales.

6. "Other income" includes gains on sales of stocks and other securities of 65,914 million yen and gains on securities contributed to employee retirement benefit trusts of 75,275 million yen.

7. "Other expenses" includes transfer to reserve for possible loan losses of 165,267 million yen, write-off of loans of 391,236 million yen and losses on delinquent loans sold of 56,321 million yen.

8. "Extraordinary gains" consists of gains on disposal of premises and equipment of 2,185 million yen and collection of written-off claims of 485 million yen.

9. "Extraordinary losses" include amortized cost of unrecognized net transition obligation from initial application of the new accounting standard for employee retirement benefits of 8,938 million yen and losses on disposal of premises and equipment of 10,901 million yen.

10. With the implementation of the "Revision of the Local Tax Law" (Legislation No.9, 2003) on March 31, 2003, a part of the tax basis of enterprise taxes comprises "amount of added value" and "amount of capital" from the fiscal year commenced April 1, 2004. As a result, SMFG and its consolidated domestic subsidiaries calculate enterprise taxes based on "amount of added value" and "amount of capital" and they are included in "General and administrative expenses" from this interim term pursuant to "Practical Treatment for Presentation of External Based-Corporate Enterprise Taxes in the Statement of Income" (Accounting Standards Board, Practical Solution Report No.12).

CONSOLIDATED INTERIM STATEMENT OF CAPITAL SURPLUS AND RETAINED EARNINGS

Six months ended September 30, 2004	(Millions of yen)
Capital surplus	
Capital surplus at beginning of year	865,282
Increase of capital surplus	1,588
Gains on disposal of treasury stock	1,588
Capital surplus at end of interim term	866,870
Retained earnings	
Retained earnings at beginning of year	611,189
Increase of retained earnings	55,122
Net income	53,372
Increase due to decrease of consolidated subsidiaries	3
Increase due to decrease of affiliates accounted for by the equity method	1,747
Decrease of retained earnings	53,873
Dividends paid	46,421
Decrease due to decrease of consolidated subsidiaries	0
Decrease due to decrease of affiliates accounted for by the equity method	4,466
Decrease due to transfer of land revaluation excess	2,985
Retained earnings at end of interim term	612,438

(Note) Amounts less than one million yen have been omitted.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

Six months ended September 30, 2004	(Millions of yen)
1. Cash flows from operating activities:	
Income before income taxes and minority interests	96,715
Depreciation of premises, equipment and others	41,082
Depreciation of lease assets	168,782
Amortization of goodwill	4,280
Equity in earnings of affiliates	(12,893)
Net change in reserve for possible loan losses	(200,035)
Net change in reserve for employee bonuses	(855)
Net change in reserve for employee retirement benefits	131,309
Net change in reserve for expenses related to EXPO 2005 Japan	55
Interest income	(752,495)
Interest expenses	156,704
Net (gains) losses on securities	(74,018)
Net exchange (gains) losses	(172,849)
Net (gains) losses from disposal of premises and equipment	8,716
Net (gains) losses from disposal of lease assets	(1,143)
Net change in trading assets	37,897
Net change in trading liabilities	(98,289)
Net change in loans and bills discounted	(18,373)
Net change in deposits	2,245,859
Net change in negotiable certificates of deposit	(478,870)
Net change in borrowed money (excluding subordinated debt)	(142,894)
Net change in deposits with banks	(683,001)
Net change in call loans, bills bought and receivables under resale agreements	(59,546)
Net change in receivables under securities borrowing transactions	(612,055)
Net change in call money, bills sold and payables under repurchase agreements	(1,845,325)
Net change in commercial paper	69,300
Net change in payables under securities lending transactions	(1,344,179)
Net change in foreign exchanges (assets)	(219,887)
Net change in foreign exchanges (liabilities)	(39,119)
Issuance and redemption of bonds (excluding subordinated bonds)	279,933
Net change in due to trust account	6,169
Interest received	797,421
Interest paid	(158,410)
Other, net	(332,096)
Subtotal	**(3,202,113)**
Income taxes paid	(28,614)
Net cash used in operating activities	**(3,230,728)**
2. Cash flows from investing activities:	
Purchases of securities	(21,283,083)
Proceeds from sale of securities	16,679,189
Proceeds from maturity of securities	7,674,230
Proceeds from sale of money held in trust	0
Purchases of premises and equipment	(22,183)
Proceeds from sale of premises and equipment	28,080
Purchases of lease assets	(185,819)
Proceeds from sale of lease assets	18,991
Purchases of stocks of subsidiaries	(2,970)
Net cash provided by investing activities	**2,906,435**
3. Cash flows from financing activities:	
Proceeds from issuance of subordinated debt	20,000
Repayment of subordinated debt	(22,240)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights	237,275
Repayment of subordinated bonds and bonds with stock acquisition rights	(48,000)
Dividends paid	(46,447)
Dividends paid to minority stockholders	(26,171)
Purchases of treasury stock	(502)
Proceeds from sale of treasury stock	3,936
Net cash provided by financing activities	**117,850**
4. Effect of exchange rate changes on cash and cash equivalents	**716**
5. Net change in cash and cash equivalents	**(205,726)**
6. Cash and cash equivalents at beginning of year	**3,529,479**
7. Change in cash and cash equivalents due to merger of consolidated subsidiaries	**3,941**
8. Cash and cash equivalents at end of term	**3,327,694**

Notes to Consolidated Interim Statement of Cash Flows

1. Amounts less than one million yen have been omitted.

2. For the purposes of presenting the consolidated interim statement of cash flows, "Cash and cash equivalents" are cash on hand and non-interest earning deposits with banks.

3. Reconciliation of "Cash and due from banks" of the consolidated interim balance sheet to "Cash and cash equivalents" at the interim term-end is as follows:

September 30, 2004	(Millions of yen)
Cash and due from banks	5,846,400
Interest-earning deposits	(2,518,706)
Cash and cash equivalents	3,327,694

COMPARATIVE CONSOLIDATED BALANCE SHEETS (CONDENSED)

(Millions of yen)

September 30, 2004 and 2003, and March 31, 2004	September 30 2004 (A)	September 30 2003 (B)	Difference (A-B)	March 31 2004 (C)	Difference (A-C)
Assets:					
Cash and due from banks	5,846,400	3,898,506	1,947,894	5,328,950	517,450
Call loans and bills bought	406,571	654,263	(247,692)	360,509	46,062
Receivables under resale agreements	125,306	90,979	34,327	152,070	(26,764)
Receivables under securities borrowing transactions	1,621,384	625,010	996,374	1,009,328	612,056
Commercial paper and other debt purchased	521,454	444,540	76,914	480,847	40,607
Trading assets	3,274,740	3,485,349	(210,609)	3,306,780	(32,040)
Money held in trust	3,783	27,498	(23,715)	3,749	34
Securities	24,073,122	22,451,050	1,622,072	27,049,901	(2,976,779)
Loans and bills discounted	55,422,034	59,666,363	(4,244,329)	55,382,800	39,234
Foreign exchanges	964,066	774,597	189,469	743,957	220,109
Other assets	2,919,297	3,349,993	(430,696)	3,034,182	(114,885)
Premises and equipment	946,685	988,386	(41,701)	984,060	(37,375)
Lease assets	991,190	1,006,315	(15,125)	991,781	(591)
Deferred tax assets	1,743,246	1,845,975	(102,729)	1,706,586	36,660
Deferred tax assets for land revaluation	75	723	(648)	706	(631)
Goodwill	17,544	12,733	4,811	21,706	(4,162)
Customers' liabilities for acceptances and guarantees	3,399,727	3,102,644	297,083	3,079,738	319,989
Reserve for possible loan losses	(1,222,391)	(1,699,431)	477,040	(1,422,486)	200,095
Total assets	**101,054,242**	**100,725,500**	**328,742**	**102,215,172**	**(1,160,930)**
Liabilities:					
Deposits	67,619,961	63,142,263	4,477,698	65,333,426	2,286,535
Negotiable certificates of deposit	3,038,333	3,379,610	(341,277)	3,519,464	(481,131)
Call money and bills sold	4,823,293	8,019,874	(3,196,581)	6,292,495	(1,469,202)
Payables under repurchase agreements	720,461	1,897,172	(1,176,711)	1,098,449	(377,988)
Payables under securities lending transactions	4,602,167	4,624,779	(22,612)	5,946,346	(1,344,179)
Commercial paper	352,000	247,500	104,500	282,700	69,300
Trading liabilities	1,780,073	2,046,766	(266,693)	1,873,245	(93,172)
Borrowed money	2,213,432	2,476,833	(263,401)	2,360,474	(147,042)
Foreign exchanges	533,545	448,316	85,229	572,755	(39,210)
Bonds	4,480,668	3,779,852	700,816	4,002,965	477,703
Due to trust account	42,202	24,944	17,258	36,032	6,170
Other liabilities	3,250,878	3,551,051	(300,173)	3,591,818	(340,940)
Reserve for employee bonuses	21,548	20,908	640	22,226	(678)
Reserve for employee retirement benefits	31,282	93,220	(61,938)	40,842	(9,560)
Reserve for possible losses on loans sold	–	2,628	(2,628)	–	–
Reserve for expenses related to EXPO 2005 Japan	172	57	115	116	56
Other reserves	1,093	531	562	862	231
Deferred tax liabilities	46,821	58,494	(11,673)	40,181	6,640
Deferred tax liabilities for land revaluation	58,100	56,685	1,415	56,391	1,709
Acceptances and guarantees	3,399,727	3,102,644	297,083	3,079,738	319,989
Total liabilities	**97,015,765**	**96,974,137**	**41,628**	**98,150,534**	**(1,134,769)**
Minority interests	**1,017,565**	**1,005,886**	**11,679**	**993,696**	**23,869**
Total stockholders' equity	**3,020,911**	**2,745,476**	**275,435**	**3,070,942**	**(50,031)**
Total liabilities, minority interests and stockholders' equity	**101,054,242**	**100,725,500**	**328,742**	**102,215,172**	**(1,160,930)**

(Note) Amounts less than one million yen have been omitted.

COMPARATIVE CONSOLIDATED STATEMENTS OF INCOME (CONDENSED)

(Millions of yen)

	Six months ended September 30			Year ended March 31
Six months ended September 30, 2004 and 2003, and Year ended March 31, 2004	**2004** (A)	2003 (B)	Difference (A-B)	2004
Ordinary income:	**1,778,173**	**1,760,835**	**17,338**	**3,552,510**
Interest income	752,495	826,407	(73,912)	1,591,338
Interest on loans and discounts	567,082	585,813	(18,731)	1,167,622
Interest and dividends on securities	121,740	138,520	(16,780)	256,600
Trust fees	729	84	645	334
Fees and commissions	281,955	237,159	44,796	501,028
Trading profits	30,927	163,904	(132,977)	305,011
Other operating income	551,794	459,685	92,109	946,474
Other income	160,271	73,594	86,677	208,323
Ordinary expenses:	**1,664,072**	**1,595,326**	**68,746**	**3,209,665**
Interest expenses	156,704	163,169	(6,465)	310,267
Interest on deposits	52,872	56,717	(3,845)	104,644
Fees and commissions	46,575	41,969	4,606	76,851
Trading losses	605	–	605	916
Other operating expenses	394,061	432,980	(38,919)	886,649
General and administrative expenses	423,612	448,094	(24,482)	866,549
Other expenses	642,513	509,112	133,401	1,068,430
Ordinary profit	**114,100**	**165,508**	**(51,408)**	**342,844**
Extraordinary gains	**2,671**	**41,421**	**(38,750)**	**117,020**
Extraordinary losses	**20,056**	**20,050**	**6**	**54,971**
Income before income taxes and minority interests	**96,715**	**186,880**	**(90,165)**	**404,894**
Income taxes:				
Current	17,079	22,436	(5,357)	24,289
Refund	8,104	–	8,104	–
Deferred	5,277	(5,137)	10,414	8,593
Minority interests in net income	**29,090**	**26,087**	**3,003**	**41,596**
Net income	**53,372**	**143,492**	**(90,120)**	**330,414**

(Note) Amounts less than one million yen have been omitted.

COMPARATIVE CONSOLIDATED STATEMENTS OF CAPITAL SURPLUS AND RETAINED EARNINGS (CONDENSED)

(Millions of yen)

Six months ended September 30, 2004 and 2003, and Year ended March 31, 2004	Six months ended September 30			Year ended March 31
	2004 (A)	2003 (B)	Difference (A-B)	2004
Capital surplus				
Capital surplus at beginning of year	865,282	856,237	9,045	856,237
Increase of capital surplus	1,588	–	1,588	9,044
Decrease of capital surplus	–	1,439	(1,439)	–
Capital surplus at end of term (year)	866,870	854,798	12,072	865,282
Retained earnings				
Retained earnings at beginning of year	611,189	311,664	299,525	311,664
Increase of retained earnings	55,122	147,018	(91,896)	334,898
Decrease of retained earnings	53,873	35,373	18,500	35,373
Retained earnings at end of term (year)	612,438	423,309	189,129	611,189

(Note) Amounts less than one million yen have been omitted.

COMPARATIVE CONSOLIDATED STATEMENTS OF CASH FLOWS

(Millions of yen)

Six months ended September 30, 2004 and 2003, and Year ended March 31, 2004	Six months ended September 30 2004 (A)	2003 (B)	Difference (A-B)	Year ended March 31 2004
1. Cash flows from operating activities:				
Income before income taxes and minority interests	96,715	186,880	(90,165)	404,894
Depreciation of premises, equipment and others	41,082	41,894	(812)	82,464
Depreciation of lease assets	168,782	167,285	1,497	336,271
Amortization of goodwill	4,280	4,191	89	(4,260)
Equity in earnings of affiliates	(12,893)	(8,044)	(4,849)	(15,700)
Net change in reserve for possible loan losses	(200,035)	(550,977)	350,942	(824,917)
Net change in reserve for possible losses on loans sold	–	(18,036)	18,036	(20,665)
Net change in reserve for employee bonuses	(855)	(1,134)	279	221
Net change in reserve for employee retirement benefits	131,309	7,969	123,340	(40,069)
Net change in reserve for expenses related to EXPO 2005 Japan	55	57	(2)	116
Interest income	(752,495)	(826,407)	73,912	(1,591,338)
Interest expenses	156,704	163,169	(6,465)	310,267
Net (gains) losses on securities	(74,018)	(40,431)	(33,587)	(67,928)
Net (gains) losses from money held in trust	–	1,007	(1,007)	(121)
Net exchange (gains) losses	(172,849)	221,477	(394,326)	407,340
Net (gains) losses from disposal of premises and equipment	8,716	7,985	731	30,697
Net (gains) losses from disposal of lease assets	(1,143)	49	(1,192)	(1,870)
Net change in trading assets	37,897	1,003,098	(965,201)	1,131,864
Net change in trading liabilities	(98,289)	(802,432)	704,143	(929,787)
Net change in loans and bills discounted	(18,373)	1,985,803	(2,004,176)	6,198,239
Net change in deposits	2,245,859	(428,206)	2,674,065	1,829,914
Net change in negotiable certificates of deposit	(478,870)	(1,479,196)	1,000,326	(1,338,888)
Net change in borrowed money (excluding subordinated debt)	(142,894)	(51,542)	(91,352)	(112,211)
Net change in deposits with banks	(683,001)	(432,383)	(250,618)	(1,299,305)
Net change in call loans, bills bought and receivables under resale agreements	(59,546)	(508,664)	449,118	(318,516)
Net change in receivables under securities borrowing transactions	(612,055)	1,356,233	(1,968,288)	971,914
Net change in call money, bills sold and payables under repurchase agreements	(1,845,325)	(3,181,690)	1,336,365	(5,704,903)
Net change in commercial paper	69,300	59,700	9,600	94,900
Net change in payables under securities lending transactions	(1,344,179)	(182,466)	(1,161,713)	1,139,101
Net change in foreign exchanges (assets)	(219,887)	(24,440)	(195,447)	5,016
Net change in foreign exchanges (liabilities)	(39,119)	50,442	(89,561)	175,444
Issuance and redemption of bonds (excluding subordinated bonds)	279,933	8,655	271,278	152,514
Net change in due to trust account	6,169	18,990	(12,821)	30,078
Interest received	797,421	856,081	(58,660)	1,636,935
Interest paid	(158,410)	(174,330)	15,920	(336,704)
Net change in payable on trading and securities contracts	–	–	–	1,188,672
Other, net	(332,096)	809,744	(1,141,840)	27,099
Subtotal	(3,202,113)	(1,759,666)	(1,442,447)	3,546,782
Income taxes paid	(28,614)	5,817	(34,431)	(24,664)
Net cash provided by (used in) operating activities	(3,230,728)	(1,753,848)	(1,476,880)	3,522,118
2. Cash flows from investing activities:				
Purchases of securities	(21,283,083)	(23,707,428)	2,424,345	(47,305,660)
Proceeds from sale of securities	16,679,189	15,807,610	871,579	30,688,033
Proceeds from maturity of securities	7,674,230	9,806,287	(2,132,057)	13,967,819
Purchases of money held in trust	–	(21,111)	21,111	(21,225)
Proceeds from sale of money held in trust	0	17,268	(17,268)	42,259
Purchases of premises and equipment	(22,183)	(22,248)	65	(80,932)
Proceeds from sale of premises and equipment	28,080	17,330	10,750	20,839
Purchases of lease assets	(185,819)	(192,936)	7,117	(368,159)
Proceeds from sale of lease assets	18,991	15,526	3,465	37,678
Purchases of stocks of subsidiaries	(2,970)	(8,999)	6,029	(8,999)
Net cash provided by (used in) investing activities	2,906,435	1,711,298	1,195,137	(3,028,346)
3. Cash flows from financing activities:				
Proceeds from issuance of subordinated debt	20,000	34,500	(14,500)	89,500
Repayment of subordinated debt	(22,240)	(95,500)	73,260	(195,000)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights	237,275	238,362	(1,087)	436,453
Repayment of subordinated bonds and bonds with stock acquisition rights	(48,000)	(42,962)	(5,038)	(150,713)
Dividends paid	(46,447)	(33,330)	(13,117)	(33,360)
Proceeds from minority stockholders	–	–	–	25
Dividends paid to minority stockholders	(26,171)	(24,388)	(1,783)	(33,196)
Purchases of treasury stock	(502)	(152)	(350)	(632)
Proceeds from sale of treasury stock	3,936	936	3,000	24,058
Net cash provided by financing activities	117,850	77,465	40,385	137,134
4. Effect of exchange rate changes on cash and cash equivalents	716	(1,763)	2,479	(2,417)
5. Net change in cash and cash equivalents	(205,726)	33,151	(238,877)	628,488
6. Cash and cash equivalents at beginning of year	3,529,479	2,900,991	628,488	2,900,991
7. Change in cash and cash equivalents due to merger of consolidated subsidiaries	3,941	–	3,941	–
8. Change in cash and cash equivalents due to decrease of consolidated subsidiaries	–	(0)	0	(0)
9. Cash and cash equivalents at end of term (year)	3,327,694	2,934,143	393,551	3,529,479

(Note) Amounts less than one million yen have been omitted.

V. SEGMENT INFORMATION

(1) Business segment information

Six months ended September 30, 2004 (Millions of yen)

	Banking business	Leasing	Other	Total	Elimination and unallocated corporate assets	Consolidated
Ordinary income						
(1) External customers	1,226,811	344,806	206,554	1,778,173	–	1,778,173
(2) Intersegment	15,719	10,000	95,613	121,334	(121,334)	–
Total	1,242,531	354,807	302,168	1,899,507	(121,334)	1,778,173
Ordinary expenses	1,210,191	333,222	232,405	1,775,819	(111,747)	1,664,072
Ordinary profit	32,340	21,584	69,763	123,688	(9,587)	114,100

(Notes)

1. The business segmentation is classified based on SMFG's internal administrative purpose.
   Ordinary income and ordinary profit are presented as counterparts of sales and operating profit of companies in other industries.
2. "Other" includes securities, credit card, investment banking, loans, venture capital, system development and information processing.

Six months ended September 30, 2003 (Millions of yen)

	Banking business	Leasing	Other	Total	Elimination and unallocated corporate assets	Consolidated
Ordinary income						
(1) External customers	1,276,476	317,650	166,708	1,760,835	–	1,760,835
(2) Intersegment	14,913	9,527	90,622	115,063	(115,063)	–
Total	1,291,389	327,177	257,331	1,875,898	(115,063)	1,760,835
Ordinary expenses	1,168,804	313,395	220,912	1,703,112	(107,786)	1,595,326
Ordinary profit	122,584	13,782	36,418	172,785	(7,277)	165,508

Year ended March 31, 2004 (Millions of yen)

	Banking business	Leasing	Other	Total	Elimination and unallocated corporate assets	Consolidated
Ordinary income						
(1) External customers	2,492,168	674,243	386,098	3,552,510	–	3,552,510
(2) Intersegment	26,911	18,466	182,955	228,333	(228,333)	–
Total	2,519,079	692,709	569,054	3,780,844	(228,333)	3,552,510
Ordinary expenses	2,295,451	658,092	472,737	3,426,281	(216,616)	3,209,665
Ordinary profit	223,627	34,616	96,317	354,562	(11,717)	342,844

(2) Geographic segment information

Six months ended September 30, 2004 (Millions of yen)

	Japan	The Americas	Europe	Asia and Oceania	Total	Elimination and unallocated corporate assets	Consolidated
Ordinary income							
(1) External customers	1,654,502	56,534	31,188	35,947	1,778,173	–	1,778,173
(2) Intersegment	21,527	24,310	2,143	12,142	60,123	(60,123)	–
Total	1,676,029	80,844	33,331	48,090	1,838,296	(60,123)	1,778,173
Ordinary expenses	1,609,260	48,580	28,499	31,670	1,718,011	(53,939)	1,664,072
Ordinary profit	66,768	32,264	4,832	16,419	120,284	(6,184)	114,100

(Notes)
1. The geographic segmentation is classified based on the degrees of following factors:
geographic proximity, similarity of economic activities and relationship of business activities among regions.
Ordinary income and ordinary profit are presented as counterparts of sales and operating profit of companies in other industries.
2. The Americas includes the United States, Brazil, Canada and others; Europe includes the United Kingdom, Germany and France and others; Asia and Oceania includes Hong Kong, Singapore, Australia and others except Japan.

Six months ended September 30, 2003 (Millions of yen)

	Japan	The Americas	Europe	Asia and Oceania	Total	Elimination and unallocated corporate assets	Consolidated
Ordinary income							
(1) External customers	1,606,056	71,757	43,371	39,649	1,760,835	–	1,760,835
(2) Intersegment	21,629	19,230	2,464	6,062	49,386	(49,386)	–
Total	1,627,685	90,988	45,836	45,712	1,810,221	(49,386)	1,760,835
Ordinary expenses	1,521,296	56,531	37,252	25,388	1,640,469	(45,143)	1,595,326
Ordinary profit	106,388	34,456	8,583	20,323	169,752	(4,243)	165,508

Year ended March 31, 2004 (Millions of yen)

	Japan	The Americas	Europe	Asia and Oceania	Total	Elimination and unallocated corporate assets	Consolidated
Ordinary income							
(1) External customers	3,250,452	135,908	75,566	90,582	3,552,510	–	3,552,510
(2) Intersegment	50,138	39,129	6,113	11,360	106,742	(106,742)	–
Total	3,300,591	175,038	81,680	101,942	3,659,252	(106,742)	3,552,510
Ordinary expenses	3,067,985	109,837	65,586	59,397	3,302,806	(93,140)	3,209,665
Ordinary profit	232,606	65,201	16,093	42,545	356,446	(13,601)	342,844

(3) Ordinary income from overseas operations

(Millions of yen)

	Consolidated ordinary income from overseas operations (A)	Consolidated ordinary income (B)	(A) / (B)
Six months ended September 30, 2004	123,670	1,778,173	7.0 %
Six months ended September 30, 2003	154,778	1,760,835	8.8 %
Year ended March 31, 2004	302,057	3,552,510	8.5 %

(Notes)
1. Consolidated ordinary income from overseas operations are presented as counterparts of overseas sales of companies in other industries.
2. The above table shows ordinary income from transactions of overseas branches of SMBC and transactions of overseas consolidated subsidiaries, excluding internal income. These extensive transactions are not categorized by transaction party and the geographic segment information is not presented because such information is not available.

VI. Products, Orders and Sales

This information is not available because of the specialty of banking business.

[Supplemental Information]

Market Value of Securities and Money Held in Trust

[1] Securities

1. As of September 30, 2004

(Notes)
1. In addition to "Securities" stated in the consolidated interim balance sheet, trading securities, commercial paper and short-term corporate bonds classified as "Trading assets," negotiable certificates of deposit bought classified as "Cash and due from banks" and commercial paper and beneficiary claim on loan trust classified as "Commercial paper and other debt purchased" are also included in the amounts of the following tables.
2. Stocks of subsidiaries and affiliates that have market value are presented in notes to non-consolidated interim financial statements.

(1) Securities classified as trading purposes

As of and for the six months ended September 30, 2004 (Millions of yen)

	Consolidated balance sheet amount	Valuation gains (losses) included in profit/loss during the term
Securities classified as trading purposes	1,209,190	(2,548)

(2) Bonds classified as held-to-maturity with market value

As of September 30, 2004 (Millions of yen)

	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese government bonds	508,400	502,551	(5,848)	1,684	7,533
Japanese local government bonds	–	–	–	–	–
Japanese corporate bonds	–	–	–	–	–
Other	36,235	36,794	558	681	122
Total	544,636	539,346	(5,289)	2,365	7,655

(Note) Market value is calculated using the market price at the interim term-end.

(3) Other securities with market value

As of September 30, 2004 (Millions of yen)

	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Stocks	2,035,061	2,616,748	581,686	637,425	55,738
Bonds	13,744,918	13,686,800	(58,118)	18,409	76,527
Japanese government bonds	12,421,472	12,371,625	(49,846)	13,933	63,780
Japanese local government bonds	504,080	497,812	(6,267)	1,094	7,361
Japanese corporate bonds	819,366	817,362	(2,003)	3,381	5,385
Other	4,079,116	4,039,623	(39,492)	8,902	48,395
Total	19,859,096	20,343,172	484,076	664,737	180,661

(Notes)
1. Of the total net unrealized gains shown above, 22,199 million yen is included in this term's earnings because of the application of fair value hedge accounting.
2. Market value is calculated as follows:

Stocks	Average market price during one month before the interim term-end
Bonds and others	Market price at the interim term-end

3. Other securities with market value are considered as impaired if the market value decreases materially below the acquisition cost and such decline is not considered as recoverable. The market value is recognized as the consolidated interim balance sheet amount and the amount of write-down is accounted for as valuation loss (impaired) for this interim term. Valuation loss for this interm term was 39 million yen. The rule for determining "material decline" is as follows and is based on the classification of issuing company under self-assessment of assets.

Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers	: Market value is lower than acquisition cost.
Issuers requiring caution	: Market value is 30% or more lower than acquisition cost.
Normal issuers	: Market value is 50% or more lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt
Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt
Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy
Issuers requiring caution: Issuers that are identified for close monitoring
Normal issuers: Issuers other than the above four categories of issuers

(4) Held-to-maturity bonds sold during the interim term

There are no corresponding transactions.

(5) Other securities sold during the interim term

Six months ended September 30, 2004 (Millions of yen)

	Sales amount	Gains on sales	Losses on sales
Other securities	16,678,701	117,923	27,549

(6) Securities with no available market value

As of September 30, 2004 (Millions of yen)

	Consolidated balance sheet amount
Bonds classified as held-to-maturity	
Unlisted foreign securities	3,492
Other	11,290
Other securities	
Unlisted stocks (excluding OTC stocks)	580,961
Unlisted bonds	1,768,325
Unlisted foreign securities	394,347
Other	150,646

(7) Change of classification of securities

There are no corresponding transactions.

(8) Redemption schedule of other securities with maturities and held-to-maturity bonds

As of September 30, 2004 (Millions of yen)

	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years
Bonds	2,927,449	7,891,459	2,987,501	2,157,117
Japanese government bonds	2,701,723	5,793,773	2,234,942	2,149,585
Japanese local government bonds	13,233	252,642	231,433	503
Japanese corporate bonds	212,492	1,845,044	521,125	7,028
Other	378,578	2,956,785	417,839	511,709
Total	3,306,028	10,848,244	3,405,341	2,668,827

2. As of September 30, 2003

(Notes)

1. In addition to "Securities" stated in the consolidated interim balance sheet, the amounts below include trading securities, commercial paper and short-term corporate bonds (electronic commercial paper) classified as "Trading assets," negotiable certificates of deposit bought classified as "Cash and due from banks" and commercial paper and beneficiary claim on loan trust classified as "Commercial paper and other debt purchased."
2. Stocks of subsidiaries and affiliates that have market value are presented in notes to non-consolidated interim financial statements.

(1) Securities classified as trading purposes

As of and for the six months ended September 30, 2003 (Millions of yen)

	Consolidated balance sheet amount	Valuation gains (losses) included in profit/loss during the term
Securities classified as trading purposes	1,205,895	(1,705)

(2) Bonds classified as held-to-maturity with market value

As of September 30, 2003 (Millions of yen)

	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese government bonds	510,142	498,990	(11,152)	884	12,037
Japanese local government bonds	–	–	–	–	–
Japanese corporate bonds	–	–	–	–	–
Other	21,329	22,379	1,049	1,166	117
Total	531,472	521,369	(10,103)	2,051	12,155

(Note) Market value is calculated using the market price at the interim term-end.

(3) Other securities with market value

As of September 30, 2003 (Millions of yen)

	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Stocks	2,606,121	3,077,101	470,979	578,166	107,187
Bonds	12,436,715	12,281,842	(154,872)	6,597	161,470
Japanese government bonds	11,240,557	11,103,803	(136,754)	2,865	139,619
Japanese local government bonds	413,692	403,548	(10,143)	924	11,067
Japanese corporate bonds	782,465	774,489	(7,975)	2,808	10,783
Other	4,187,030	4,174,553	(12,477)	20,171	32,649
Total	19,229,867	19,533,496	303,629	604,936	301,307

(Notes)

1. Of the total net unrealized gains shown above, 22,029 million yen is included in this term's profit because of the application of fair value hedge accounting.
2. Market value is calculated as follows:

   Stocks — Average market price during one month before the interim term-end

   Bonds and others — Market price at the interim term-end
3. Other securities with market value are considered as impaired if the market value decreases materially below the acquisition cost and such decline is not considered as recoverable. The market value is recognized as the consolidated interim balance sheet amount and the amount of write-down is accounted for as valuation loss (impaired) for this interim term. Valuation loss for this interim term was 530 million yen. The rule for determining "material decline" is as follows and is based on the classification of issuing company under self-assessment of assets.

   Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers : Market value is lower than acquisition cost.

   Issuers requiring caution : Market value is 30% or more lower than acquisition cost.

   Normal issuers : Market value is 50% or more lower than acquisition cost.

   Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt

   Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt

   Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy

   Issuers requiring caution: Issuers that are identified for close monitoring

   Normal issuers: Issuers other than the above four categories of issuers

(4) Held-to-maturity bonds sold during the interim term

Six months ended September 30, 2003 (Millions of yen)

	Cost of securities sold	Sales amount	Gains on sales	Reason for sales
Japanese government bonds	21,063	21,709	645	A consolidated subsidiary, THE MINATO BANK, LTD. ("Minato") changed its investment policy.
Japanese local government bonds	23,060	23,796	736	
Total	44,123	45,506	1,382	

(5) Other securities sold during the interim term

Six months ended September 30, 2003 (Millions of yen)

	Sales amount	Gains on sales	Losses on sales
Other securities	15,761,524	145,995	95,693

(6) Securities with no available market value

As of September 30, 2003 (Millions of yen)

	Consolidated balance sheet amount
Bonds classified as held to maturity	
Unlisted foreign securities	5,411
Other	10,112
Other securities	
Unlisted stocks (excluding OTC stocks)	338,389
Unlisted bonds	1,457,321
Unlisted foreign securities	325,123
Other	109,236

(7) Change of classification of securities

Minato changed its investment policy and sold some of the held-to-maturity bonds during this interim term. As a result, Minato changed the classification of the remaining bonds that Minato holds, 28,281 million yen, from "held-to-maturity" to "other securities" pursuant to Article 83 of the "Practical Guidelines for Accounting for Financial Instruments" (JICPA Accounting Committee Report No.14). According to this change of classification, "Securities" increased by 66 million yen and "Deferred tax assets" decreased by 26 million yen, and "Minority interests" and "Net unrealized gains on other securities" increased by 36 million yen and 2 million yen, respectively, compared with the former classification of bonds.

(8) Redemption schedule of other securities with maturities and held-to-maturity bonds

As of September 30, 2003 (Millions of yen)

	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years
Bonds	2,916,076	6,936,933	3,780,495	615,803
Japanese government bonds	2,717,215	5,160,392	3,125,480	610,858
Japanese local government bonds	6,726	197,435	198,853	533
Japanese corporate bonds	192,133	1,579,106	456,162	4,411
Other	471,659	2,977,811	434,399	606,081
Total	3,387,735	9,914,745	4,214,895	1,221,884

3. As of March 31, 2004

(Notes)

1. In addition to "Securities" stated in the consolidated balance sheet, the amounts below include trading securities, commercial paper and short-term corporate bonds classified as "Trading assets," negotiable certificates of deposit bought classified as "Cash and due from banks" and beneficiary claim on loan trust classified as "Commercial paper and other debt purchased."
2. Stocks of subsidiaries and affiliates that have market value are presented in notes to non-consolidated financial statements.

(1) Securities classified as trading purposes

As of and for the year ended March 31, 2004 (Millions of yen)

	Consolidated balance sheet amount	Valuation gains (losses) included in profit/loss during the year
Securities classified as trading purposes	1,170,727	(1,707)

(2) Bonds classified as held-to-maturity with market value

As of March 31, 2004 (Millions of yen)

	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese government bonds	509,458	500,930	(8,527)	1,739	10,266
Japanese local government bonds	-	-	-	-	-
Japanese corporate bonds	-	-	-	-	-
Other	17,272	18,374	1,101	1,101	-
Total	526,731	519,305	(7,425)	2,840	10,266

(Note) Market value is calculated using the market price at the year-end.

(3) Other securities with market value

As of March 31, 2004 (Millions of yen)

	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Stocks	2,234,577	2,904,362	669,784	736,878	67,094
Bonds	15,604,771	15,501,515	(103,256)	18,590	121,847
Japanese government bonds	14,028,689	13,939,482	(89,207)	14,225	103,432
Japanese local government bonds	515,362	506,263	(9,098)	1,075	10,173
Japanese corporate bonds	1,060,720	1,055,769	(4,950)	3,289	8,240
Other	5,354,322	5,363,406	9,084	32,047	22,963
Total	23,193,672	23,769,285	575,612	787,517	211,904

(Notes)

1. Of the total net unrealized gains shown above, 23,452 million yen is included in this year's profit because of the application of fair value hedge accounting.
2. Market value is calculated as follows:
   - Stocks: Average market price during one month before the year-end
   - Bonds and others: Market price at the year-end
3. Other securities with market value are considered as impaired if the market value decreases materially below the acquisition cost and such decline is not considered as recoverable. The market value is recognized as the consolidated balance sheet amount and the amount of write-down is accounted for as valuation loss (impaired) for the current fiscal year. Valuation loss for the fiscal year was 5,625 million yen. The rule for determining "material decline" is as follows and is based on the classification of issuing company under self-assessment of assets.
   - Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers : Market value is lower than acquisition cost.
   - Issuers requiring caution : Market value is 30% or more lower than acquisition cost.
   - Normal issuers : Market value is 50% or more lower than acquisition cost.

   Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt
   Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt
   Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy
   Issuers requiring caution: Issuers that are identified for close monitoring
   Normal issuers: Issuers other than the above four categories of issuers

(4) Held-to-maturity bonds sold during the fiscal year

Year ended March 31, 2004 (Millions of yen)

	Cost of securities sold	Sales amount	Gains on sales	Reason for sales
Japanese government bonds	21,063	21,709	645	A consolidated subsidiary, THE MINATO BANK, LTD. ("Minato") changed its investment policy.
Japanese local government bonds	23,060	23,796	736	
Total	44,123	45,506	1,382	

(5) Other securities sold during the fiscal year

Year ended March 31, 2004 (Millions of yen)

	Sales amount	Gains on sales	Losses on sales
Other securities	30,640,639	281,085	154,031

(6) Securities with no available market value

As of March 31, 2004 (Millions of yen)

	Consolidated balance sheet amount
Bonds classified as held-to-maturity	
Unlisted foreign securities	3,371
Other	9,713
Other securities	
Unlisted stocks (excluding OTC stocks)	532,446
Unlisted bonds	1,596,199
Unlisted foreign securities	316,217
Other	144,433

(7) Change of classification of securities

During this fiscal year, Minato changed its investment policy and sold some of the held-to-maturity bonds before their maturities. As a result, Minato changed the classification of the remaining bonds that Minato holds, 28,281 million yen, from "held-to-maturity" to "other securities" pursuant to Article 83 of the "Practical Guidelines for Accounting for Financial Instruments" (JICPA Accounting Committee Report No.14). In addition, 12,063 million yen in reclassified bonds were sold during this fiscal year and net gains on sale of 18 million yen were recorded.

As a result of this change of classification, "Securities" increased by 35 million yen and "Deferred tax assets" decreased by 14 million yen, and "Minority interests" and "Net unrealized gains on other securities" increased by 19 million yen and 1 million yen, respectively, compared with the previous classification of bonds.

(8) Redemption schedule of other securities with maturities and held-to-maturity bonds

As of March 31, 2004 (Millions of yen)

	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years
Bonds	2,879,079	9,470,889	3,999,979	1,257,227
Japanese government bonds	2,706,787	7,223,369	3,266,491	1,252,292
Japanese local government bonds	7,759	263,194	234,789	519
Japanese corporate bonds	164,531	1,984,324	498,698	4,415
Other	441,373	4,212,911	457,429	538,094
Total	3,320,453	13,683,800	4,457,409	1,795,322

[2] Money Held in Trust

1. As of September 30, 2004

(1) Money held in trust classified as trading purposes

There are no corresponding transactions.

(2) Money held in trust classified as held-to-maturity

There are no corresponding transactions.

(3) Other money held in trust

As of September 30, 2004 (Millions of yen)

	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other money held in trust	3,628	3,783	154	271	116

(Note) Consolidated interim balance sheet amount is calculated using the market price at the interim term-end.

2. As of September 30, 2003

(1) Money held in trust classified as trading purposes

As of and for the six months ended September 30, 2003 (Millions of yen)

	Consolidated balance sheet amount	Valuation gains (losses) included in profit/loss during the term
Money held in trust classified as trading purposes	7,443	–

(2) Money held in trust classified as held-to-maturity

There are no corresponding transactions.

(3) Other money held in trust

As of September 30, 2003 (Millions of yen)

	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other money held in trust	20,070	20,054	(16)	249	265

(Note) Consolidated interim balance sheet amount is calculated using the market price at the interim term-end.

3. As of March 31, 2004

(1) Money held in trust classified as trading purposes

There are no corresponding transactions.

(2) Money held in trust classified as held-to-maturity

There are no corresponding transactions.

(3) Other money held in trust

As of March 31, 2004 (Millions of yen)

	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other money held in trust	3,628	3,749	121	222	100

(Note) Consolidated balance sheet amount is calculated using the market prices at the fiscal year-end.

[3] Net Unrealized Gains on Other Securities

1. As of September 30, 2004

Net unrealized gains on other securities that is reported on the consolidated interim balance sheet is as follows:

As of September 30, 2004	(Millions of yen)
Net unrealized gains	462,018
Other securities	461,863
Other money held in trust	154
(–) Deferred tax liabilities	187,970
Net unrealized gains on other securities (before following adjustment)	274,048
(–) Minority interests	4,981
(+) SMFG's interest in net unrealized gains on valuation of other securities held by affiliates accounted for by the equity method	1,185
Net unrealized gains on other securities	270,252

(Notes)

1. Of the total net unrealized gains shown above, 22,199 million yen is included in this term's earnings because of the application of fair value hedge accounting.
2. Net unrealized gains included foreign currency translation adjustments on non-marketable securities denominated in foreign currency.

2. As of September 30, 2003

Net unrealized gains on other securities that is reported on the consolidated interim balance sheet is as follows:

As of September 30, 2003	(Millions of yen)
Net unrealized gains	281,549
Other securities	281,565
Other money held in trust	(16)
(–) Deferred tax liabilities	110,389
Net unrealized gains on other securities (before following adjustment)	171,159
(–) Minority interests	(4,343)
(+) SMFG's interest in net unrealized gains on valuation of other securities held by affiliates accounted for by the equity method	722
Net unrealized gains on other securities	176,225

(Notes)

1. Of the total net unrealized gains shown above, 22,029 million yen is included in this term's earnings because of the application of fair value hedge accounting.
2. Net unrealized gains included foreign currency translation adjustments on non-marketable securities denominated in foreign currency.

3. As of March 31, 2004

Net unrealized gains on other securities that is reported on the consolidated balance sheet is shown as follows:

As of March 31, 2004	(Millions of yen)
Net unrealized gains	552,271
Other securities	552,149
Other money held in trust	121
(–) Deferred tax liabilities	225,309
Net unrealized gains on other securities (before following adjustment)	326,962
(–) Minority interests	3,207
(+) SMFG's interest in net unrealized gains on valuation of other securities held by affiliates accounted for by the equity method	1,258
Net unrealized gains on other securities	325,013

(Notes)

1. Of the total net unrealized gains shown above, 23,452 million yen is included in this fiscal year's earnings because of the application of fair value hedge accounting.
2. Net unrealized gains included foreign currency translation adjustments on non-marketable securities denominated in foreign currency.

Market Value Information on Derivative Transactions

Please refer to EDINET system (http://www.fsa.go.jp/edinet/edinet.html) after the middle of December, 2004 (available in Japanese). SMFG will also disclose derivative information on our Interim Financial Report that will be issued in late January.





SMFG

November 22, 2004

FASF
MEMBERSHIP

Sumitomo Mitsui Financial Group, Inc. (SMFG)

Non-consolidated Financial Results for the Six Months ended September 30, 2004

Head Office: 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo, Japan
Stock Exchange Listings: Tokyo, Osaka, Nagoya (code: 8316)
URL: http://www.smfg.co.jp
President and CEO: Yoshifumi Nishikawa
Date of Approval of Financial Results by the Board of Directors: November 22, 2004

1. Financial Results (for the Six Months ended September 30, 2004)

(1) Operating Results

Amounts less than one million yen have been omitted.

	Operating Income		Operating Profit		Ordinary Profit		Net Income		Net Income per Share
Six Months	¥ million	%	¥ million	%	¥ million	%	¥ million	%	¥
ended September 30, 2004	205,265	–	203,953	–	203,119	–	202,194	–	34,489.13
ended September 30, 2003	7,146	–	5,637	–	5,035	–	4,829	–	833.45
Fiscal Year ended March 31, 2004	55,515		52,470		51,188		50,505		3,704.49

Notes: 1. Average number of common stocks outstanding
(a) for the six months ended September 30, 2004: 5,862,553 shares (b) for the six months ended September 30, 2003: 5,794,872 shares
(c) for the fiscal year ended March 31, 2004 : 5,794,588 shares
2. There is no change in accounting methods.
3. Percentage shown in Operating Income, Operating Profit, Ordinary Profit and Net Income are the increase (decrease) from the previous interim term.

(2) Dividends (Common stock) Please see the next page for information of the preferred stock.

	Interim Dividends per Share	Annual Dividends per Share
Six Months		
ended September 30, 2004	¥ 0	–
ended September 30, 2003	¥ 0	–
Fiscal Year ended March 31, 2004	–	¥ 3,000

(3) Financial Position

	Total Assets	Stockholders' Equity	Stockholders' Equity to Total Assets	Stockholders' Equity per Share
	¥ million	¥ million	%	¥
September 30, 2004	3,558,800	3,328,039	93.5	279,738.68
September 30, 2003	3,357,722	3,127,494	93.1	229,727.04
March 31, 2004	3,403,007	3,172,721	93.2	232,550.74

Notes: 1. Number of common stocks outstanding
(a) as of September 30, 2004: 6,202,692 shares (b) as of September 30, 2003: 5,794,692 shares (c) as of March 31, 2004: 5,793,940 shares
2. Number of treasury stocks
(a) as of September 30, 2004: 2,686 shares (b) as of September 30, 2003: 1,318 shares (c) as of March 31, 2004: 2,069 shares

2. Earnings Forecast (Fiscal Year ending March 31, 2005)

	Operating Income	Ordinary Profit	Net Income	Dividends per Share (Annual)	
				Year-end	
Fiscal Year	¥ million	¥ million	¥ million	¥	¥
ending March 31, 2005	260,000	255,000	255,000	4,000	4,000

(Reference) Forecasted net income per share for the fiscal year ending March 31, 2005 is 39,261.16 yen.

This document contains certain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors.
The following items are among the factors that could cause actual results to differ materially from the forward-looking statements in this material: business conditions in the banking industry, the regulatory environment, new legislation, competition with other financial services companies, changing technology and evolving banking industry standards and similar matters.

Average number of shares outstanding during the term (year)

	For the Six Months ended September 30, 2004	For the Six Months ended September 30, 2003	For the Fiscal Year ended March 31, 2004
Common stock	5,862,553	5,794,872	5,794,588
Preferred stock (type 1)	61,666	67,000	67,000
Preferred stock (type 2)	100,000	100,000	100,000
Preferred stock (type 3)	782,500	800,000	800,000
Preferred stock (1st to 12th series type 4)	50,100	50,100	50,100
Preferred stock (13th series type 4)	114,783	114,999	114,999

Number of shares outstanding as of term (year)-end

	As of September 30, 2004	As of September 30, 2003	As of March 31, 2004
Common stock	6,202,692	5,794,692	5,793,940
Preferred stock (type 1)	35,000	67,000	67,000
Preferred stock (type 2)	100,000	100,000	100,000
Preferred stock (type 3)	695,000	800,000	800,000
Preferred stock (1st to 12th series type 4)	50,100	50,100	50,100
Preferred stock (13th series type 4)	114,202	114,999	114,999

(Note) Change in the number of shares outstanding during the interim term is as follows:

		Number of shares issued	Issue price	Capitalized Amount
Conversion of Preferred stock (type 1) to Common stock	Common stock	101,362.06	–	–
	Preferred stock (type 1)	(32,000)	–	–
Conversion of Preferred stock (type 3) to Common stock	Common stock	300,343.25	–	–
	Preferred stock (type 3)	(105,000)	–	–
Conversion of Preferred stock (13th series type 4) to Common stock	Common stock	7,663.34	–	–
	Preferred stock (13th series type 4)	(797)	–	–

Dividends per share

	For the Six Months ended September 30, 2004	For the Six Months ended September 30, 2003	For the Fiscal Year ended March 31, 2004
	Interim dividends	Interim dividends	Annual dividends
Common stock	¥ 0	¥ 0	¥ 3,000
Preferred stock (type 1)	¥ 0	¥ 0	¥ 10,500
Preferred stock (type 2)	¥ 0	¥ 0	¥ 28,500
Preferred stock (type 3)	¥ 0	¥ 0	¥ 13,700
Preferred stock (1st to 12th series type 4)	¥ 0	¥ 0	¥ 135,000
Preferred stock (13th series type 4)	¥ 0	¥ 0	¥ 67,500

Forecast of Dividends per Share

	Dividends per Share (Annual)	
	Year-end	
Common stock	¥ 4,000	¥ 4,000
Preferred stock (type 1)	¥ 10,500	¥ 10,500
Preferred stock (type 2)	¥ 28,500	¥ 28,500
Preferred stock (type 3)	¥ 13,700	¥ 13,700
Preferred stock (1st to 12th series type 4)	¥ 135,000	¥ 135,000
Preferred stock (13th series type 4)	¥ 67,500	¥ 67,500

Calculation for Index (earnings forecast for the fiscal year ending March 31, 2005)

- Forecasted Net Income per Share:

$$\frac{\text{Forecasted net income} - \text{Forecasted preferred stock dividends}}{\text{Number of common stocks outstanding as of the interim term-end (excluding treasury stock(*))}}$$

(*) Treasury stock shown above includes the own shares (400,805 common stocks) that were repurchased on November 2, 2004 pursuant to the resolution of the Board of Directors meeting held on September 30, 2004.

NON-CONSOLIDATED BALANCE SHEETS

(Millions of yen, %)

September 30, 2004 and 2003, and March 31, 2004	September 30				March 31, 2004	
	2004		2003		(Condensed)	
Assets		%		%		%
Current assets						
Cash and due from banks	27,259		61,841		98,159	
Current portion of long-term loans to subsidiaries and affiliates	40,000		–		–	
Other current assets	40,931		3,613		12,789	
Total current assets	108,191	3.1	65,455	2.0	110,948	3.3
Fixed assets						
Premises and equipment	3		0		0	
Intangible assets	48		34		47	
Investments and other assets	3,449,803		3,291,175		3,291,105	
Investments in subsidiaries and affiliates	3,446,462		3,246,072		3,246,462	
Long-term loans to subsidiaries and affiliates	–		40,000		40,000	
Deferred tax assets	3,340		5,102		4,642	
Total fixed assets	3,449,854	96.9	3,291,210	98.0	3,291,153	96.7
Deferred charges	754	0.0	1,056	0.0	905	0.0
Total assets	3,558,800	100.0	3,357,722	100.0	3,403,007	100.0
Liabilities						
Current liabilities						
Short-term borrowings	230,000		230,000		230,000	
Reserve for employees bonuses	54		76		84	
Other current liabilities	706		151		201	
Total current liabilities	230,761	6.5	230,228	6.9	230,286	6.8
Total liabilities	230,761	6.5	230,228	6.9	230,286	6.8
Stockholders' equity						
Capital stock	1,247,650	35.0	1,247,650	37.1	1,247,650	36.7
Capital surplus						
Capital reserve	1,247,762		1,247,762		1,247,762	
Other capital surplus	499,524		499,501		499,510	
Total capital surplus	1,747,286	49.1	1,747,263	52.0	1,747,273	51.3
Retained earnings						
Voluntary reserve	30,420		30,420		30,420	
Unappropriated retained earnings	304,073		102,624		148,300	
Total retained earnings	334,493	9.4	133,044	4.0	178,720	5.2
Treasury stock	(1,390)	(0.0)	(463)	(0.0)	(921)	(0.0)
Total stockholders' equity	3,328,039	93.5	3,127,494	93.1	3,172,721	93.2
Total liabilities and stockholders' equity	3,558,800	100.0	3,357,722	100.0	3,403,007	100.0

NON-CONSOLIDATED STATEMENTS OF INCOME

Six months ended September 30, 2004 and 2003, and
Year ended March 31, 2004 (Millions of yen, %)

	Six months ended September 30						Year ended March 31, 2004 (Condensed)		
	2004			2003					
Operating income			%			%			%
Dividends on investments in subsidiaries and affiliates	201,285			3,020			47,332		
Fees and commissions received from subsidiaries	3,558			3,707			7,341		
Interest income on loans to subsidiaries and affiliates	420	205,265	100.0	419	7,146	100.0	841	55,515	100.0
Operating expenses									
General and administrative expenses		1,312	0.6		1,508	21.1		3,044	5.5
Operating profit		203,953	99.4		5,637	78.9		52,470	94.5
Non-operating income		113	0.1		109	1.5		121	0.2
Non-operating expenses		947	0.5		712	9.9		1,403	2.5
Ordinary profit		203,119	99.0		5,035	70.5		51,188	92.2
Income before income taxes		203,119	99.0		5,035	70.5		51,188	92.2
Income taxes:									
Current	1			1			3		
Refund	329			–			–		
Deferred	1,252	924	0.5	204	205	2.9	679	683	1.2
Net income		202,194	98.5		4,829	67.6		50,505	91.0
Unappropriated retained earnings carried forward		101,878			97,298			97,298	
Transfer from earned surplus reserve		–			496			496	
Unappropriated retained earnings at end of term (year)		304,073			102,624			148,300	

Significant Accounting Policies for Non-consolidated Interim Financial Statements

1. Valuation of securities
   Investments in subsidiaries and affiliates, and other securities without market value are carried at cost using the moving-average method.

2. Depreciation of fixed assets
   (1) Premises and equipment
   Premises and equipment owned by Sumitomo Mitsui Financial Group, Inc. (SMFG) are depreciated using the straight-line method for premises and the declining-balance method for equipment.
   (2) Intangible assets
   SMFG computes depreciation for capitalized software for internal use using the straight-line method over its estimated useful life (five years).

3. Reserve
   Reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses attributable to this interim term.

4. Lease transactions
   Financing leases, excluding those in which the ownership of the property is transferred to the lessee, are accounted for in the same method as operating leases.

5. Consumption taxes
   National and local consumption taxes are accounted for using the tax-excluded method.

Additional Information

With the implementation of the "Revision of the Local Tax Law" (Legislation No.9, 2003) on March 31, 2003, a part of the tax basis of enterprise taxes comprises "amount of added value" and "amount of capital" from the fiscal year commenced April 1, 2004. As a result, enterprise taxes that are calculated based on "amount of added value" and "amount of capital" are included in "General and administrative expenses" from this interim term pursuant to "Practical Treatment for Presentation of External Based-Corporate Enterprise Taxes in the Statement of Income" (Accounting Standards Board, Practical Solution Report No.12).

Notes to Non-consolidated Interim Balance Sheet

1. Amounts less than one million yen have been omitted.

2. Accumulated depreciation of premises and equipment was 0 million yen.

3. Subordinated loans
   Current portion of long-term loans to subsidiaries and affiliates are subordinated loans.

4. Contingent liabilities
   SMFG guarantees the Deposit Protection Fund within the Association of German Banks for the return of up to 55,234 million yen in customers' deposits at SMBC's Düsseldorf Branch.

Notes to Non-consolidated Interim Statement of Income

1. Amounts less than one million yen have been omitted.

2. Non-operating expenses include interest on borrowings of 438 million yen and amortization of organization costs of 150 million yen.

3. Depreciation for the interim term is as follows:
   fixed assets 0 million yen
   intangible assets 6 million yen.

Securities

SMFG has no investments in subsidiaries and affiliates that have market value.

Subsequent Events

SMFG repurchased its own shares on November 2, 2004 pursuant to the resolution of the Board of Directors meeting held on September 30, 2004 as follows:

(1) Type of capital stock repurchased: SMFG's common stock
(2) Total number of shares repurchased: 400,805 shares
(3) Repurchase price: 668,000 yen per share (Total amount: 267,737,740,000 yen)
(4) Method of repurchase: Through ToSTNet-2 (closing price orders) of Tokyo Stock Exchange

Deposit Insurance Corporation of Japan announced that The Resolution and Collection Corporation (RCC) sold 401,705.31 shares of SMFG's common stock at 268,339,153,590 yen on November 2, 2004 (RCC converted 32,000 shares of preferred stock (type 1) worth 96,000 million yen and 105,000 shares of preferred stock (type 3) worth 105,000 million yen on September 30, 2004).

Exhibit A1(b)
(English Translation)

Financial Results
for the Six Months
ended September 30, 2004
-Supplementary Information-

Sumitomo Mitsui Financial Group, Inc.
Sumitomo Mitsui Banking Corporation

<Table of Contents>

Financial Highlights for the Six Months ended September 30, 2004

(Notes) <Consolidated>: Consolidated figures of Sumitomo Mitsui Financial Group, Inc. ("SMFG")

Financial Highlights for the Six Months ended September 30, 2004

1. Income Analysis

<SMBC Non-consolidated> (Millions of yen)

		Six months ended Sep. 30, 2004	Change	Six months ended Sep. 30, 2003
Gross banking profit	1	762,716	(32,623)	795,339
Excluding gains (losses) on bonds	2	*736,053*	*(40,514)*	*776,567*
Gross domestic profit	3	590,117	31,150	558,967
Excluding gains (losses) on bonds	4	*570,218*	*13,638*	*556,580*
Net interest income	5	462,433	(19,255)	481,688
Trust fees	6	728	644	84
Net fees and commissions	7	100,551	22,374	78,177
Net trading income	8	725	2,588	(1,863)
Net other operating income	9	25,678	24,798	880
Gains (losses) on bonds	10	*19,899*	*17,513*	*2,386*
Gross international profit	11	172,598	(63,773)	236,371
Excluding gains (losses) on bonds	12	*165,834*	*(54,152)*	*219,986*
Net interest income	13	28,435	(58,473)	86,908
Net fees and commissions	14	26,470	5,318	21,152
Net trading income	15	20,424	(131,264)	151,688
Net other operating income	16	97,268	120,645	(23,377)
Gains (losses) on bonds	17	*6,764*	*(9,621)*	*16,385*
Expenses (excluding non-recurring losses)	18	(291,136)	4,894	(296,030)
Personnel expenses	19	(104,320)	9,647	(113,967)
Non-personnel expenses	20	(168,549)	(1,852)	(166,697)
Taxes	21	(18,266)	(2,901)	(15,365)
Banking profit (excluding transfer to general reserve for possible loan losses)	22	471,580	(27,728)	499,308
Excluding gains (losses) on bonds	23	*444,917*	*(35,619)*	*480,536*
Transfer to general reserve for possible loan losses	24	349,734	349,734	-
Banking profit	25	821,314	322,006	499,308
Gains (losses) on bonds	26	26,663	7,892	18,771
Non-recurring gains (losses)	27	(696,116)	(301,983)	(394,133)
Credit related costs	28	(805,505)	(431,908)	(373,597)
Write-off of loans	29	(348,769)	(10,868)	(337,901)
Transfer to specific reserve for possible loan losses	30	(403,866)	(403,866)	-
Losses on loans sold to CCPC	31		740	(740)
Losses on delinquent loans sold	32	(55,707)	(20,752)	(34,955)
Transfer to loan loss reserve for specific overseas countries	33	2,838	2,838	-
Gains (losses) on stocks	34	44,819	26,036	18,783
Gains on sale of stocks	35	60,005	9,095	50,910
Losses on sale of stocks	36	(434)	24,286	(24,720)
Losses on devaluation of stocks	37	(14,751)	(7,345)	(7,406)
Other non-recurring gains (losses)	38	64,570	103,889	(39,319)
Ordinary profit	39	125,198	20,023	105,175
Extraordinary gains (losses)	40	(12,127)	(49,940)	37,813
Gains (losses) on disposal of premises and equipment	41	(3,991)	2,413	(6,404)
Gains on disposal of premises and equipment	42	627	245	382
Losses on disposal of premises and equipment	43	(4,619)	2,168	(6,787)
Amortization of net transition obligation from initial application of the new accounting standard for employee retirement benefits	44	(8,000)	2,083	(10,083)
Reversal of loan loss reserves	45	-	(13,787)	13,787
Transfer to specific reserve for possible loan losses	46	-	217,330	(217,330)
Reversal of general reserve for possible loan losses	47	-	(229,089)	229,089
Reversal of loan loss reserve for specific overseas countries	48	-	(2,028)	2,028
Reversal of reserve for losses on loans sold	49		(393)	393
Refund of enterprise tax from Tokyo Government and interest on the refund	50		(40,333)	40,333
Income before income taxes	51	113,070	(29,918)	142,988
Income taxes, current	52	(1,645)	10,928	(12,573)
Income taxes, refund	53	7,405	7,405	-
Income taxes, deferred	54	(276)	(9,520)	9,244
Net income	55	118,554	(21,105)	139,659

Total credit cost (24+28+45+49)	56	(455,771)	(96,356)	(359,415)

(Note) Amounts less than JPY 1 million are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

<Consolidated> (Millions of yen)

		Six months ended Sep. 30, 2004	Change	Six months ended Sep. 30, 2003
Consolidated gross profit	1	1,019,955	(29,166)	1,049,121
Net interest income	2	595,790	(67,447)	663,237
Trust fees	3	729	645	84
Net fees and commissions	4	235,379	40,189	195,190
Net trading income	5	30,322	(133,582)	163,904
Net other operating income	6	157,732	131,028	26,704
General and administrative expenses	7	(423,612)	24,482	(448,094)
Credit related costs	8	(612,826)	(171,304)	(441,522)
Write-off of loans	9	(391,236)	(2,312)	(388,924)
Transfer to specific reserve for possible loan losses	10	(408,321)	(163,461)	(244,860)
Transfer to general reserve for possible loan losses	11	240,215	11,913	228,302
Other credit cost	12	(53,482)	(17,441)	(36,041)
Gains (losses) on stocks	13	48,817	28,213	20,604
Equity in earnings of affiliates	14	12,893	4,849	8,044
Other income (expenses)	15	68,873	91,517	(22,644)
Ordinary profit	16	114,100	(51,408)	165,508
Extraordinary gains (losses)	17	(17,385)	(38,756)	21,371
Income before income taxes and minority interests	18	96,715	(90,165)	186,880
Income taxes, current	19	(17,079)	5,357	(22,436)
Income taxes, refund	20	8,104	8,104	-
Income taxes, deferred	21	(5,277)	(10,414)	5,137
Minority interests in net income	22	(29,090)	(3,003)	(26,087)
Net income	23	53,372	(90,120)	143,492

(Note) Consolidated gross profit = (Interest income - interest expenses)+ Trust fees + (Fees and commissions (income) - Fees and commissions (expenses))
+ (Trading profits - Trading losses) + (Other operating income - Other operating expenses)

(Reference) (Billions of yen)

Consolidated net business profit	24	544.9	12.2	532.7

(Note) Consolidated net business profit = (SMBC Non-consolidated banking profit (excluding transfer to general reserve for possible loan losses))
+ (Other consolidated subsidiaries' ordinary profit (excluding non-recurring items)) + (Affiliates' ordinary profit) X (Ownership ratio)
- (Internal transaction (dividends, etc.))

(Number of consolidated subsidiaries and affiliates)

		Sep. 30, 2004	Change	Mar. 31, 2004
Consolidated subsidiaries	25	166	1	165
Affiliated companies accounted for by equity method	26	50	2	48

2. Banking Profit per Employee / Overhead Ratio <SMBC Non-consolidated>

(Millions of yen, %)

	Six months ended Sep. 30, 2004	Change	Six months ended Sep. 30, 2003
(1)Banking profit (excluding transfer to general reserve for possible loan losses)	471,580	(27,728)	499,308
Per employee (thousands of yen)	26,203	319	25,884
(2)Banking profit	821,314	322,006	499,308
Per employee (thousands of yen)	45,636	19,752	25,884
(3)Banking profit (excluding transfer to general reserve for possible loan losses and gains (losses) on bonds)	444,917	(35,619)	480,536
Per employee (thousands of yen)	24,721	(190)	24,911

Overhead ratio	38.2	1.0	37.2

(Notes) 1. Employees include executive officers (who are not board members) and overseas local staffs, and exclude temporary staffs, employees temporarily transferred from other companies, and transferred staffs to other companies.
2. Banking profit per employee is calculated on the basis of the average number of employees during the period.
3. Overhead ratio = Expenses (excluding non-recurring losses) / Gross banking profit

3. Interest Spread (Domestic) <SMBC Non-consolidated>

(%)

	Six months ended Sep. 30, 2004	Change from the six months ended Mar. 31, 2004	Change from the six months ended Sep. 30, 2003	Six months ended Sep. 30, 2003
Yield on interest earning assets (A)	1.46	+ 0.01	+ 0.01	1.45
Interest earned on loans and bills discounted (C)	1.79	+ 0.03	+ 0.06	1.73
Interest earned on securities	0.65	+ 0.05	+ 0.07	0.58
Total cost of funding (including expenses) (B)	0.83	0.00	0.00	0.83
Cost of interest bearing liabilities	0.09	0.00	0.00	0.09
Interest paid on deposits, etc. (D)	0.02	0.00	0.00	0.02
Interest paid on other liabilities	0.28	+ 0.03	+ 0.06	0.22
Expense ratio	0.74	0.00	0.00	0.74
Overall interest spread (A) - (B)	0.63	+ 0.01	+ 0.01	0.62
Interest spread (C) - (D)	1.77	+ 0.03	+ 0.06	1.71

4. Gains (Losses) on Securities <SMBC Non-consolidated>

(Millions of yen)

	Six months ended Sep. 30, 2004	Change	Six months ended Sep. 30, 2003
Gains (losses) on bonds	26,663	7,892	18,771
Gains on sales	51,422	(36,175)	87,597
Losses on sales	(24,881)	43,872	(68,753)
Gains on redemption	133	133	-
Losses on redemption	(11)	(11)	-
Losses on devaluation	-	71	(71)

Gains (losses) on stocks	44,819	26,036	18,783
Gains on sales	60,005	9,095	50,910
Losses on sales	(434)	24,286	(24,720)
Losses on devaluation	(14,751)	(7,345)	(7,406)

5. Unrealized Gains (Losses) on Securities

(1) Evaluation method of securities

Trading purpose		Fair value method (net valuation gains (losses) recognized in income statement)
Held-to-maturity purpose		Amortized cost method
Other securities	With market value	Fair value method (net valuation gains (losses)* directly charged to Stockholders' equity)
	Without market value	Cost method or amortized cost method
Investments in subsidiaries and affiliates		Cost method

*Fair value hedge accounting is applied to hedge transactions which off-set the fluctuation of the market value of bonds held for ALM purpose.

*The amount recognized in income statement by application of fair value hedge accounting is excluded from the amount directly charged to Stockholders' equity.

(Reference) Securities in money held in trust

Investment purpose		Fair value method (net valuation gains (losses) recognized in income statement)
Other money held in trust	With market value	Fair value method (net valuation gains (losses) directly charged to Stockholders' equity)
	Without market value	Cost method or amortized cost method

(2) Unrealized gains (losses)

<SMBC Non-consolidated>

(Millions of yen)

	Sep. 30, 2004				Mar. 31, 2004		
	Net unrealized gains (losses)				Net unrealized gains (losses)		
	(a)	(a) - (b)	Gains	Losses	(b)	Gains	Losses
Held-to-maturity purpose	(5,174)	2,472	2,360	(7,534)	(7,646)	2,618	(10,265)
Stocks of subsidiaries and affiliates	36,574	(5,122)	37,269	(694)	41,696	41,696	-
Other securities	457,372	(98,774)	628,287	(170,915)	556,146	757,072	(200,925)
Stocks	558,882	(92,219)	607,708	(48,826)	651,101	711,514	(60,413)
Bonds	(62,191)	39,699	13,255	(75,446)	(101,890)	16,211	(118,101)
Others	(39,318)	(46,253)	7,323	(46,642)	6,935	29,346	(22,410)
Other money held in trust	154	33	271	(116)	121	222	(100)
Total	488,927	(101,391)	668,188	(179,261)	590,318	801,610	(211,291)
Stocks	595,456	(97,342)	644,977	(49,521)	692,798	753,211	(60,413)
Bonds	(68,040)	42,376	14,938	(82,978)	(110,416)	17,950	(128,366)
Others	(38,488)	(46,425)	8,272	(46,761)	7,937	30,448	(22,510)

(Notes) 1. The figures above include unrealized gains (losses) on negotiable certificates of deposit in 'Deposits with banks' and commercial papers in 'Commercial paper and other debt purchased'.

2. Unrealized gains (losses) of stocks (excluding stocks of subsidiaries and affiliates) are calculated with the average market price during the final month of the interim period. Rest of the securities are valuated at market prices as of the balance sheet date.

3. 'Other securities' and 'Other money held in trust' are valuated and recorded on the balance sheet at market prices. The figures in the table above indicate the difference between the acquisition cost (or amortized costs) and the balance sheet amounts.

'Unrealized gains (losses) for other securities' as of Sep. 30, 2004 include JPY 22,199 million recognized in income statement by application of fair value hedge accounting, which is excluded from the amount for 'Stockholders' equity'.

'Unrealized gains (losses) for other securities' as of Mar. 31, 2004 include JPY 23,452 million recognized in income statement by application of fair value hedge accounting, which is excluded from the amount for 'Stockholders' equity'.

<Consolidated>

(Millions of yen)

	Sep. 30, 2004				Mar. 31, 2004		
	Net unrealized gains (losses)				Net unrealized gains (losses)		
	(a)	(a) - (b)	Gains	Losses	(b)	Gains	Losses
Held-to-maturity purpose	(5,289)	2,136	2,365	(7,655)	(7,425)	2,840	(10,266)
Other securities	484,076	(91,536)	664,737	(180,661)	575,612	787,517	(211,904)
Stocks	581,686	(88,098)	637,425	(55,738)	669,784	736,878	(67,094)
Bonds	(58,118)	45,138	18,409	(76,527)	(103,256)	18,590	(121,847)
Others	(39,492)	(48,576)	8,902	(48,395)	9,084	32,047	(22,963)
Other money held in trust	154	33	271	(116)	121	222	(100)
Total	478,941	(89,367)	667,374	(188,433)	568,308	790,580	(222,271)
Stocks	581,686	(88,098)	637,425	(55,738)	669,784	736,878	(67,094)
Bonds	(63,966)	47,817	20,093	(84,060)	(111,783)	20,330	(132,113)
Others	(38,778)	(49,085)	9,855	(48,634)	10,307	33,371	(23,063)

(Notes) 1. The figures above include unrealized gains (losses) on negotiable certificates of deposit in 'Deposits with banks' and commercial papers as well as claims on loan trust in 'Commercial paper and other debt purchased'.

2. Unrealized gains (losses) of stocks are mainly calculated with the average market price during the final month of the interim period. Rest of the securities are valuated at market prices as of the balance sheet date.

3. 'Other securities' and 'Other money held in trust' are valuated and recorded on the consolidated balance sheet at market prices. The figures in the table above indicate the difference between the acquisition cost (or amortized costs) and the consolidated balance sheet amounts.

'Unrealized gains (losses) for other securities' as of Sep. 30, 2004 include JPY 22,199 million recognized in income statement by application of fair value hedge accounting, which is excluded from the amount for 'Stockholders' equity'.

'Unrealized gains (losses) for other securities' as of Mar. 31, 2004 include JPY 23,452 million recognized in income statement by application of fair value hedge accounting, which is excluded from the amount for 'Stockholders' equity'.

6. Overview of Derivative Transactions (on Deferred Hedge Accounting Basis) <SMBC Non-consolidated>

(Billions of yen)

	Sep. 30, 2004				Mar. 31, 2004			
	Assets (a)	Liabilities (b)	Net assets (a) - (b)	Net deferred gains (losses)	Assets (c)	Liabilities (d)	Net assets (c) - (d)	Net deferred gains (losses)
Interest rate swaps	66.5	78.0	(11.5)	(71.2)	99.0	106.5	(7.5)	(59.1)
Currency swaps	1.5	1.2	0.3	3.4	1.5	3.9	(2.4)	4.7
Others	3.9	10.8	(6.9)	(19.1)	2.3	7.3	(5.0)	1.6
Total	71.9	90.0	(18.1)	(86.9)	102.8	117.7	(14.9)	(52.8)

(Notes) 1. Derivative transactions are valuated at fair value in the balance sheet.
2. SMBC applied individual deferred hedge or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Report No.24 and No.25.

(Appendix) Contract amount of interest rate swaps (on deferred hedge accounting basis), classified by maturity

(Billions of yen)

	Sep. 30, 2004				Mar. 31, 2004			
	1 year or less	More than 1 year to 5 years	More than 5 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years	Total
Receivable fixed rate /payable floating rate	7,278.8	17,384.4	3,598.8	28,262.0	3,768.9	20,168.0	4,307.6	28,244.5
Receivable floating rate /payable fixed rate	1,717.6	4,805.5	3,575.5	10,098.6	865.0	3,089.9	4,460.4	8,415.3
Receivable floating rate /payable floating rate	35.0	572.0	50.8	657.8	1.0	613.0	50.8	664.8
Total contract amount	9,031.4	22,761.9	7,225.1	39,018.4	4,634.9	23,870.9	8,818.8	37,324.6

7. Employee Retirement Benefits

(1) Balance of the retirement benefit liability

<SMBC Non-consolidated> (Millions of yen)

		Six months ended Sep. 30, 2004	Change	Six months ended Sep. 30, 2003
Balance of the retirement benefit liability*	(A)	827,806	(276,449)	1,104,255
<Discount rate>		*<2.5%>*	*<-0.5%>*	*<3.0%>*
Fair value of plan assets*	(B)	684,749	(21,753)	706,502
Reserve for employee retirement benefits*	(C)	11,748	(61,068)	72,816
Prepaid pension cost*	(D)	12,394	12,394	-
Unrecognized net obligation from change of accounting method*	(E)	16,001	(24,334)	40,335
Unrecognized prior service cost (deductible from the obligation)*	(F)	(77,479)	(24,778)	(52,701)
Unrecognized actuarial net gain (loss)*	(A-B-C+D-E-F)	205,180	(132,122)	337,302

* As of the beginning of the term

(Reference) <Consolidated> (Millions of yen)

		Six months ended Sep. 30, 2004	Change	Six months ended Sep. 30, 2003
Balance of the retirement benefit liability*	(A)	892,421	(272,149)	1,164,570
Fair value of plan assets*	(B)	709,353	(13,822)	723,175
Reserve for employee retirement benefits*	(C)	40,842	(60,566)	101,408
Prepaid pension cost*	(D)	13,049	13,049	-
Unrecognized net obligation from change of accounting method*	(E)	17,876	(26,211)	44,087
Unrecognized prior service cost (deductible from the obligation)*	(F)	(78,022)	(24,804)	(53,218)
Unrecognized actuarial net gain (loss)*	(A-B-C+D-E-F)	215,420	(133,698)	349,118

* As of the beginning of the term

(2) Cost for employee retirement benefits

<SMBC Non-consolidated> (Millions of yen)

	Six months ended Sep. 30, 2004	Change	Six-months ended Sep. 30, 2003
Cost for employee retirement benefits	25,256	(16,158)	41,414
Service cost	8,797	(2,052)	10,849
Interest cost	10,347	(6,216)	16,563
Expected returns on plan assets	(10,324)	1,360	(11,684)
Amortization of net obligation from change of accounting method (amortized using the straight-line method over 5 years)	8,000	(2,083)	10,083
Amortization of prior service cost	(4,619)	(1,422)	(3,197)
Amortization of actuarial net gain (loss)	12,646	(5,617)	18,263
Others	407	(127)	534

(Reference) <Consolidated> (Millions of yen)

	Six months ended Sep. 30, 2004	Change	Six months ended Sep. 30, 2003
Cost for employee retirement benefits	30,925	(15,767)	46,692

8. Capital Ratio <Consolidated>

(Billions of yen, %)

	Sep. 30, 2004 (a)			Mar. 31, 2004	Sep. 30, 2003
	[Preliminary]	(a) - (b)	(a) - (c)	(b)	(c)
(1) Capital ratio	10.93	(0.44)	(0.02)	11.37	10.95
(2) Tier I	3,645.6	74.0	176.8	3,571.6	3,468.8
Net unrealized losses on other securities	-	-	-	-	-
(3) Tier II	3,419.4	2.9	184.1	3,416.5	3,235.3
(a) Unrealized gains on securities	208.9	(40.5)	81.7	249.4	127.2
(b) Land revaluation excess	71.1	2.6	1.9	68.5	69.2
(c) General reserve for possible loan losses	601.7	(138.4)	(135.7)	740.1	737.4
(d) Subordinated debt	2,537.7	179.1	236.2	2,358.6	2,301.5
(4) Subtraction items	443.6	192.8	199.5	250.8	244.1
(5) Total capital (2) + (3) - (4)	6,621.4	(116.0)	161.3	6,737.4	6,460.1
(6) Risk-adjusted assets	60,539.1	1,335.1	1,547.1	59,204.0	58,992.0

9. ROE

<SMBC Non-consolidated>

(%)

	Six months ended Sep. 30, 2004			FY2003	Six months ended Sep. 30, 2003
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
ROE (numerator: Banking profit*)	58.3	(19.1)	(28.7)	77.4	87.0
ROE (numerator: Banking profit)	101.5	24.1	14.5	77.4	87.0
ROE (numerator: Net income)	14.7	(7.8)	(9.6)	22.5	24.3

*Excluding transfer to general reserve for possible loan losses

<Consolidated>

(%)

	Six months ended Sep. 30, 2004			FY2003	Six months ended Sep. 30, 2003
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
ROE (numerator: Net income)	7.9	(23.8)	(28.4)	31.7	36.3

(Note) ROE = (Net income - Dividends on preferred stocks) X (number of days in a year) / (number of days in the six-month period) / [{(Stockholders' equity at the beginning of the term) - (Number of preferred stocks at the beginning of the term) X (Issue price) + (Stockholders' equity at the end of the term) - (Number of preferred stocks at the end of the term) X (Issue price)} / 2] X 100

(%)

	Six months ended Sep. 30, 2004			FY2003	Six months ended Sep. 30, 2003
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Fully-diluted ROE (numerator: Net income)	3.5	(8.5)	(7.6)	12.0	11.1

(Note) Fully-diluted basis: Common stock + Convertible preferred stock

10. Classification under Self-Assessment, Disclosure of Problem Assets, and Write-Offs / Reserves <SMBC Non-consolidated>

<As of Sep. 30, 2004>

(Billions of yen)

Category of Borrowers under Self-Assessment	Problem Assets based on the Financial Reconstruction Law	Classification under Self-Assessment: Classification I	Classification II	Classification III	Classification IV	Reserve for possible loan losses	Reserve Ratio
Bankrupt Borrowers Effectively Bankrupt Borrowers	Bankrupt and Quasi-Bankrupt Assets 581.1 (i) (Change from Mar. 31, 2004: +219.5)	Portion of claims secured by collateral or guarantees, etc. 561.6 (a)		Fully reserved 19.5	Direct Write-offs (*1)	Specific Reserve 26.1 (*2)	100% (*3)
Potentially Bankrupt Borrowers	Doubtful Assets 1,124.1 (ii) (Change from Mar. 31, 2004: -78.6)	Portion of claims secured by collateral or guarantees, etc. 461.6 (b)		Necessary amount reserved 662.5		Specific Reserve 512.3 (*2)	77.3% (*3)
Borrowers Requiring Caution	Substandard Loans 779.2 (iii) (Change from Mar. 31, 2004: -467.7) (Claims to Substandard Borrowers)	Portion of Substandard Loans secured by collateral or guarantees, etc. 381.9 (c)				General Reserve for Substandard Loans 160.6	38.7% (*3) 19.1% (*3)
Borrowers Requiring Caution	Normal Assets 53,673.4	Claims to Borrowers Requiring Caution, excluding claims to Substandard Borrowers				General Reserve 419.3	3.8% [10.1%] (*4)
Normal Borrowers		Claims to Normal Borrowers					0.1% (*4)

Loan Loss Reserve for Specific Overseas Countries 4.9

Total 56,157.8 (iv)				
A=(i)+(ii)+(iii)	B: Portion secured by collateral or guarantees, etc.	C: Unsecured portion (A - B)	D: Specific Reserve + General Reserve for Substandard Loans (*2)	Reserve Ratio (*5) D / C
2,484.4 (v) (Change from Mar. 31, 2004: -326.8) <Problem asset ratio ((v)/(iv)) 4.4%>	(a)+(b)+(c) 1,405.1	1,079.3	699.0	64.8%

Coverage Ratio = (B+D)/A 84.7%

(*1) Includes amount of direct reduction totaling JPY 1,409.2 billion.

(*2) Includes reserve for assets that are not subject to disclosure based on the Financial Reconstruction Law standards. (Bankrupt/Effectively Bankrupt Borrowers: JPY 6.6 billion, Potentially Bankrupt Borrowers: JPY 10.0 billion)

(*3) Reserve ratios for claims on Bankrupt Borrowers, Effectively Bankrupt Borrowers, Potentially Bankrupt Borrowers, Substandard Borrowers and Borrowers Requiring Caution including Substandard Borrowers are the proportion of reserve for the possible loan losses to each category's total unsecured claims.

(*4) Reserve ratios for claims on Normal Borrowers and Borrowers Requiring Caution (excluding claims to Substandard Borrowers) are the proportion of the reserve for possible loan losses to the respective claims of each category.
The reserve ratio for unsecured claims on Borrowers Requiring Caution (excluding claims to Substandard Borrowers) is shown in [ ].

(*5) The proportion of the reserve to the claims, excluding the portion secured by collateral or guarantees, etc.

11. Risk-Monitored Loans

<SMBC Non-consolidated> (Millions of yen)

		Sep. 30, 2004 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2004 (b)	Sep. 30, 2003 (c)
Risk-monitored loans	Bankrupt loans	59,229	(7,954)	(86,718)	67,183	145,947
	Non-accrual loans	1,552,410	91,623	(405,336)	1,460,787	1,957,746
	Past due loans (3 months or more)	46,812	(806)	(47,701)	47,618	94,513
	Restructured loans	732,317	(466,984)	(902,509)	1,199,301	1,634,826
	Total	2,390,768	(384,121)	(1,442,264)	2,774,889	3,833,032
	Amount of direct reduction	1,383,541	517,747	92,284	865,794	1,291,257
Total loans (term-end balance)		50,723,607	(86,537)	(4,429,915)	50,810,144	55,153,522

(%)

		Sep. 30, 2004 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2004 (b)	Sep. 30, 2003 (c)
Ratio to total loans	Bankrupt loans	0.1	0.0	(0.2)	0.1	0.3
	Non-accrual loans	3.1	0.2	(0.4)	2.9	3.5
	Past due loans (3 months or more)	0.1	0.0	(0.1)	0.1	0.2
	Restructured loans	1.4	(1.0)	(1.6)	2.4	3.0
	Total	4.7	(0.8)	(2.2)	5.5	6.9

<Consolidated> (Millions of yen)

		Sep. 30, 2004 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2004 (b)	Sep. 30, 2003 (c)
Risk-monitored loans	Bankrupt loans	86,972	(9,441)	(92,525)	96,413	179,497
	Non-accrual loans	1,844,061	76,199	(443,177)	1,767,862	2,287,238
	Past due loans (3 months or more)	52,918	1,380	(48,712)	51,538	101,630
	Restructured loans	884,745	(497,423)	(969,145)	1,382,168	1,853,890
	Total	2,868,696	(429,285)	(1,553,559)	3,297,981	4,422,255
	Amount of direct reduction	1,715,772	537,517	81,505	1,178,255	1,634,267
Total loans (term-end balance)		55,422,034	39,234	(4,244,329)	55,382,800	59,666,363

(%)

		Sep. 30, 2004 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2004 (b)	Sep. 30, 2003 (c)
Ratio to total loans	Bankrupt loans	0.2	0.0	(0.1)	0.2	0.3
	Non-accrual loans	3.3	0.1	(0.5)	3.2	3.8
	Past due loans (3 months or more)	0.1	0.0	(0.1)	0.1	0.2
	Restructured loans	1.6	(0.9)	(1.5)	2.5	3.1
	Total	5.2	(0.8)	(2.2)	6.0	7.4

12. Reserve for Possible Loan Losses

<SMBC Non-consolidated> (Millions of yen)

	Sep. 30, 2004			Mar. 31, 2004	Sep. 30, 2003
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Reserve for possible loan losses	962,583	(288,168)	(556,405)	1,250,751	1,518,988
General reserve	419,299	(349,734)	(460,966)	769,033	880,265
Specific reserve	538,365	64,406	(90,820)	473,959	629,185
Loan loss reserve for specific overseas countries	4,919	(2,839)	(4,618)	7,758	9,537
Amount of direct reduction	1,409,176	519,815	88,328	889,361	1,320,848
Reserve for possible losses on loans sold	-	-	(222)	-	222

<Consolidated> (Millions of yen)

	Sep. 30, 2004			Mar. 31, 2004	Sep. 30, 2003
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Reserve for possible loan losses	1,222,391	(200,095)	(477,040)	1,422,486	1,699,431
General reserve	601,684	(235,995)	(343,768)	837,679	945,452
Specific reserve	615,786	38,739	(128,654)	577,047	744,440
Loan loss reserve for specific overseas countries	4,919	(2,839)	(4,618)	7,758	9,537
Amount of direct reduction	1,774,043	537,895	80,741	1,236,148	1,693,302
Reserve for possible losses on loans sold	-	-	(2,628)	-	2,628

13. Reserve Ratio to Risk-Monitored Loans

<SMBC Non-consolidated> (%)

	Sep. 30, 2004			Mar. 31, 2004	Sep. 30, 2003
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Before direct reduction	62.8	4.0	7.4	58.8	55.4
After direct reduction	40.3	(4.8)	0.7	45.1	39.6

<Consolidated> (%)

	Sep. 30, 2004			Mar. 31, 2004	Sep. 30, 2003
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Before direct reduction	65.4	6.0	9.4	59.4	56.0
After direct reduction	42.6	(0.5)	4.2	43.1	38.4

(Note) Reserve ratio to risk-monitored loans = (Reserve for possible loan losses) / (Risk-monitored loans)

14. Problem Assets Based on the Financial Reconstruction Law and the Coverage

<SMBC Non-consolidated>

(Millions of yen, %)

	Sep. 30, 2004			Mar. 31, 2004	Sep. 30, 2003
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Bankrupt and quasi-bankrupt assets	581,072	219,430	75,029	361,642	506,043
Doubtful assets	1,124,149	(78,524)	(507,080)	1,202,673	1,631,229
Substandard loans	779,129	(467,790)	(950,210)	1,246,919	1,729,339
Total (A)	2,484,350	(326,884)	(1,382,261)	2,811,234	3,866,611
Normal assets	53,673,451	799,098	(2,950,382)	52,874,353	56,623,833
Total (B)	56,157,801	472,214	(4,332,643)	55,685,587	60,490,444
Problem asset ratio (A/B)	4.4	(0.6)	(2.0)	5.0	6.4
Amount of direct reduction	1,409,176	519,815	88,328	889,361	1,320,848

(Note) Problem Assets Based on the Financial Reconstruction Law include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

(Millions of yen)

	Sep. 30, 2004			Mar. 31, 2004	Sep. 30, 2003
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Total coverage (C)	2,104,138	(187,890)	(777,272)	2,292,028	2,881,410
Reserve for possible loan losses* (D)	698,967	(62,514)	(265,503)	761,481	964,470
Amount recoverable due to guarantees, collateral and others (E)	1,405,171	(125,376)	(511,769)	1,530,547	1,916,940

* Sum of general reserve for Substandard loans and specific reserve.

(%)

	Sep. 30, 2004 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2004 (b)	Sep. 30, 2003 (c)
Coverage ratio (C) / (A)	84.7	3.2	10.2	81.5	74.5
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	95.3	(3.6)	6.4	98.9	88.9

(%)

	Sep. 30, 2004 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2004 (b)	Sep. 30, 2003 (c)
Reserve ratio to unsecured assets (D) / (A - E)	64.8	5.3	15.3	59.5	49.5
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	89.2	(8.5)	11.3	97.7	77.9

<Consolidated>

(Millions of yen, %)

	Sep. 30, 2004			Mar. 31, 2004	Sep. 30, 2003
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Bankrupt and quasi-bankrupt assets	707,324	221,460	66,375	485,864	640,949
Doubtful assets	1,313,296	(95,855)	(537,804)	1,409,151	1,851,100
Substandard loans	944,938	(496,244)	(1,015,809)	1,441,182	1,960,747
Total (A)	2,965,558	(370,639)	(1,487,238)	3,336,197	4,452,796
Normal assets	57,067,823	940,273	(2,307,704)	56,127,550	59,375,527
Total (B)	60,033,381	569,634	(3,794,942)	59,463,747	63,828,323
Problem asset ratio (A/B)	4.9	(0.7)	(2.1)	5.6	7.0

(Millions of yen)

	Sep. 30, 2004			Mar. 31, 2004	Sep. 30, 2003
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Total coverage (C)	2,437,313	(226,463)	(868,506)	2,663,776	3,305,819
Reserve for possible loan losses (D)	766,261	(71,088)	(280,468)	837,349	1,046,729
Amount recoverable due to guarantees, collateral and others (E)	1,671,052	(155,375)	(588,038)	1,826,427	2,259,090

(%)

	Sep. 30, 2004 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2004 (b)	Sep. 30, 2003 (c)
Coverage ratio (C) / (A)	82.2	2.4	8.0	79.8	74.2
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	97.6	0.2	8.7	97.4	88.9

(%)

	Sep. 30, 2004 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2004 (b)	Sep. 30, 2003 (c)
Reserve ratio to unsecured assets (D) / (A - E)	59.2	3.7	11.5	55.5	47.7
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	94.4	0.2	16.9	94.2	77.5

(Reference) Progress in Off-Balancing of Problem Assets <SMBC Non-consolidated>

1. Problem assets existing prior to and classified during the six months ended Sep. 30, 2000

(1) Balance of Bankrupt and quasi-bankrupt assets, and Doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Sep. 30, 2000	Mar. 31, 2001	Sep. 30, 2001	Mar. 31, 2002	Sep. 30, 2002	Mar. 31, 2003	Sep. 30, 2003	Mar. 31, 2004	Sep. 30, 2004	Change	
Bankrupt and quasi-bankrupt assets	653.0	475.2	379.5	283.3	240.3	144.5	99.6	28.9	32.6	3.7	
Doubtful assets	2,594.8	1,361.6	1,055.7	848.3	661.1	255.6	192.3	43.3	14.0	(29.3)	
Total	3,247.8	1,836.8	1,435.2	1,131.6	901.4	400.1	291.9	72.2	46.6	(25.6)	(A)
The result of measures connected to Off-balancing						151.2	120.0	29.7	20.5		

(Note) The measures connected to "Off-balancing" are legal reorganizations, measures associated with legal reorganizations, corporate splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small- and medium-sized enterprises, and trusts to RCC for the purpose of revitalization which is scheduled to be off-balanced before the maturity.

(2) Progress of Off-balancing

(Billions of yen)

	Six months ended Sep. 30, 2004	
Disposition by borrowers' liquidation	(1.6)	
Reconstructive disposition --- (a)	(0.2)	
Improvement in debtors' performance due to (a)	-	
Loan sales to market	(6.6)	
Direct write-offs	(3.7)	
Others	(13.5)	
Collection/repayment, etc.	(12.9)	
Improvement in debtors' performance	(0.6)	
Total	(25.6)	(A)

(Notes) 1. "Disposition by borrowers' liquidation" refers to abandonment or write-off of loans involved in bankruptcy liquidation proceedings (bankruptcy or special liquidations).
2. "Reconstructive disposition" refers to abandonment of loans involved in rehabilitative bankruptcy proceedings (corporate reorganization, civil rehabilitation, composition and arrangement), debt forgiveness involved in special mediation or other types of civil mediation, or debt forgiveness for restructuring involved in private reorganization.
3. "Improvement in debtors' performance due to reconstructive disposition" was categorized as "Others" in FY2000 financial results published in May 2001.

2. Problem assets classified during the six-months ended Mar. 31, 2001

(1) Balance of Bankrupt and quasi-bankrupt assets, and Doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Mar. 31, 2001	Sep. 30, 2001	Mar. 31, 2002	Sep. 30, 2002	Mar. 31, 2003	Sep. 30, 2003	Mar. 31, 2004	Sep. 30, 2004	Change	
Bankrupt and quasi-bankrupt assets	118.8	142.2	57.7	52.1	29.0	22.7	5.5	4.0	(1.5)	
Doubtful assets	592.6	269.7	145.2	112.7	81.9	53.8	20.2	15.4	(4.8)	
Total	711.4	411.9	202.9	164.8	110.9	76.5	25.7	19.4	(6.3)	(B)
The result of measures connected to Off-balancing					23.4	18.4	4.3	3.1		

(2) Progress of Off-balancing

(Billions of yen)

	Six months ended Sep. 30, 2004	
Disposition by borrowers' liquidation	-	
Reconstructive disposition --- (a)	-	
Improvement in debtors' performance due to (a)	-	
Loan sales to market	(2.0)	
Direct write-offs	(0.4)	
Others	(3.9)	
Collection/repayment, etc.	(3.7)	
Improvement in debtors' performance	(0.2)	
Total	(6.3)	(B)

3. Problem assets classified during the six months ended Sep. 30, 2001

(1) Balance of Bankrupt and quasi-bankrupt assets, and Doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Sep. 30, 2001	Mar. 31, 2002	Sep. 30, 2002	Mar. 31, 2003	Sep. 30, 2003	Mar. 31, 2004	Sep. 30, 2004	Change	
Bankrupt and quasi-bankrupt assets	56.6	76.6	66.0	41.7	32.5	19.1	12.0	(7.1)	
Doubtful assets	332.5	236.9	163.1	99.5	68.7	17.6	10.3	(7.3)	
Total	389.1	313.5	229.1	141.2	101.2	36.7	22.3	(14.4)	(C)
The result of measures connected to Off-balancing				31.9	25.5	16.1	10.3		

(2) Progress of Off-balancing

(Billions of yen)

	Six months ended Sep. 30, 2004	
Disposition by borrowers' liquidation	(3.0)	
Reconstructive disposition --- (a)	0.0	
Improvement in debtors' performance due to (a)	-	
Loan sales to market	(7.9)	
Direct write-offs	5.2	
Others	(8.7)	
Collection/repayment, etc.	(8.3)	
Improvement in debtors' performance	(0.4)	
Total	(14.4)	(C)

4. Problem assets classified during the six months ended Mar. 31, 2002

(1) Balance of Bankrupt and quasi-bankrupt assets, and Doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Mar. 31, 2002	Sep. 30, 2002	Mar. 31, 2003	Sep. 30, 2003	Mar. 31, 2004	Sep. 30, 2004	Change	
Bankrupt and quasi-bankrupt assets	80.6	96.4	60.5	98.4	59.3	52.8	(6.5)	
Doubtful assets	1,751.9	1,131.5	729.5	372.1	200.6	87.6	(113.0)	
Total	1,832.5	1,227.9	790.0	470.5	259.9	140.4	(119.5)	(D)
The result of measures connected to Off-balancing		56.1	30.6	16.0	7.7			

(2) Progress of Off-balancing

(Billions of yen)

	Six months ended Sep. 30, 2004	
Disposition by borrowers' liquidation	(1.6)	
Reconstructive disposition --- (a)	-	
Improvement in debtors' performance due to (a)	-	
Loan sales to market	(9.9)	
Direct write-offs	(73.6)	
Others	(34.4)	
Collection/repayment, etc.	(33.2)	
Improvement in debtors' performance	(1.2)	
Total	(119.5)	(D)

5. Problem assets classified during the six months ended Sep. 30, 2002

(1) Balance of Bankrupt and quasi-bankrupt assets, and Doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Sep. 30, 2002	Mar. 31, 2003	Sep. 30, 2003	Mar. 31, 2004	Sep. 30, 2004	Change	
Bankrupt and quasi-bankrupt assets	64.5	204.8	95.8	48.2	21.5	(26.7)	
Doubtful assets	483.9	153.6	111.9	44.0	19.2	(24.8)	
Total	548.4	358.4	207.7	92.2	40.7	(51.5)	(E)
The result of measures connected to Off-balancing		107.7	52.0	17.6	14.3		

(2) Progress of Off-balancing

(Billions of yen)

	Six months ended Sep. 30, 2004	
Disposition by borrowers' liquidation	0.0	
Reconstructive disposition --- (a)	-	
Improvement in debtors' performance due to (a)	-	
Loan sales to market	(4.3)	
Direct write-offs	(12.7)	
Others	(34.5)	
Collection/repayment, etc.	(31.1)	
Improvement in debtors' performance	(3.4)	
Total	(51.5)	(E)

6. Problem assets classified during the six months ended Mar. 31, 2003

(1) Balance of Bankrupt and quasi-bankrupt assets, and Doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Mar. 31, 2003	Sep. 30, 2003	Mar. 31, 2004	Sep. 30, 2004	Change	
Bankrupt and quasi-bankrupt assets	44.4	89.3	41.5	22.7	(18.8)	
Doubtful assets	809.4	230.4	78.3	25.2	(53.1)	
Total	853.8	319.7	119.8	47.9	(71.9)	(F)
The result of measures connected to Off-balancing		40.7	80.3	29.4	8.9	

(2) Progress of Off-balancing

(Billions of yen)

	Six months ended Sep. 30, 2004	
Disposition by borrowers' liquidation	(0.3)	
Reconstructive disposition --- (a)	(0.2)	
Improvement in debtors' performance due to (a)	-	
Loan sales to market	(4.0)	
Direct write-offs	(27.4)	
Others	(40.0)	
Collection/repayment, etc.	(34.5)	
Improvement in debtors' performance	(5.5)	
Total	(71.9)	(F)

7. Problem assets classified during the six months ended Sep. 30, 2003

(1) Balance of Bankrupt and quasi-bankrupt assets, and Doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Sep. 30, 2003	Mar. 31, 2004	Sep. 30, 2004	Change	
Bankrupt and quasi-bankrupt assets	67.8	101.2	105.7	4.5	
Doubtful assets	602.0	172.8	30.4	(142.4)	
Total	669.8	274.0	136.1	(137.9)	(G)
The result of measures connected to Off-balancing		44.1	66.3	53.1	

(2) Progress of Off-balancing

(Billions of yen)

	Six months ended Sep. 30, 2004	
Disposition by borrowers' liquidation	(0.2)	
Reconstructive disposition --- (a)	(1.3)	
Improvement in debtors' performance due to (a)	-	
Loan sales to market	(14.9)	
Direct write-offs	(59.3)	
Others	(62.2)	
Collection/repayment, etc.	(57.3)	
Improvement in debtors' performance	(4.9)	
Total	(137.9)	(G)

8. Problem assets classified during the six months ended Mar. 31, 2004

(1) Balance of Bankrupt and quasi-bankrupt assets, and Doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Mar. 31, 2004	Sep. 30, 2004	Change	
Bankrupt and quasi-bankrupt assets	57.9	160.1	102.2	
Doubtful assets	625.9	46.8	(579.1)	
Total	683.8	206.9	(476.9)	(H)
The result of measures connected to Off-balancing	53.2	80.6		

(2) Progress of Off-balancing

(Billions of yen)

	Six months ended Sep. 30, 2004	
Disposition by borrowers' liquidation	0.0	
Reconstructive disposition --- (a)	(46.0)	
Improvement in debtors' performance due to (a)	(107.7)	
Loan sales to market	(20.1)	
Direct write-offs	(142.2)	
Others	(160.9)	
Collection/repayment, etc.	(148.7)	
Improvement in debtors' performance	(12.2)	
Total	(476.9)	(H)

9. Problem assets classified during the six months ended Sep. 30, 2004

(1) Balance of Bankrupt and quasi-bankrupt assets, and Doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Sep. 30, 2004
Bankrupt and quasi-bankrupt assets	169.7
Doubtful assets	875.2
Total	1,044.9
The result of measures connected to Off-balancing	56.8

(Reference) Balance of Bankrupt and quasi-bankrupt assets, and Doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Sep. 30, 2000	Mar. 31, 2001	Sep. 30, 2001	Mar. 31, 2002	Sep. 30, 2002	Mar. 31, 2003	Sep. 30, 2003	Mar. 31, 2004	Sep. 30, 2004	Change
Bankrupt and quasi-bankrupt assets	653.0	594.0	578.3	498.2	519.3	524.9	506.1	361.6	581.1	219.5
Doubtful assets	2,594.8	1,954.1	1,657.9	2,982.3	2,552.3	2,129.5	1,631.2	1,202.7	1,124.1	(78.6)
Total	3,247.8	2,548.1	2,236.2	3,480.5	3,071.6	2,654.4	2,137.3	1,564.3	1,705.2	140.9
The result of measures connected to Off-balancing						411.0	370.9	232.6	255.3	

(Reference) Progress of Off-balancing (Six months ended Sep. 30, 2004 total)

(Billions of yen)

	Six months ended Sep. 30, 2004
Disposition by borrowers' liquidation	(6.7)
Reconstructive disposition --- (a)	(47.7)
Improvement in debtors' performance due to (a)	(107.7)
Loan sales to market	(69.7)
Direct write-offs	(314.1)
Others	(358.1)
Collection/repayment, etc.	(329.7)
Improvement in debtors' performance	(28.4)
Total (A)+(B)+(C)+(D)+(E)+(F)+(G)+(H)	(904.0)

15. Loan Portfolio, Classified by Industry <SMBC Non-consolidated>

(1) Loans and bills discounted, classified by industry

(Millions of yen)

	Sep. 30, 2004			Mar. 31, 2004	Sep. 30, 2003
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Domestic offices (excluding offshore banking account)	47,519,976	(431,546)	(4,559,987)	47,951,522	52,079,963
Manufacturing	5,582,342	(211,849)	(336,159)	5,794,191	5,918,501
Agriculture, forestry, fisheries, and mining	120,620	(13,213)	(38,465)	133,833	159,085
Construction	1,654,954	(62,230)	(356,767)	1,717,184	2,011,721
Transportation, communications and public enterprises	3,080,967	(53,746)	(119,072)	3,134,713	3,200,039
Wholesale and retail	5,423,608	(68,560)	(235,635)	5,492,168	5,659,243
Finance and insurance	5,065,594	173,068	6,687	4,892,526	5,058,907
Real estate	6,340,604	(654,456)	(1,082,260)	6,995,060	7,422,864
Various services	5,541,499	70,612	(40,140)	5,470,887	5,581,639
Municipalities	438,500	(249,659)	43,916	688,159	394,584
Others	14,271,284	638,488	(2,402,091)	13,632,796	16,673,375
Overseas offices and offshore banking accounts	3,203,631	345,009	130,072	2,858,622	3,073,559
Public sector	38,221	(25,433)	(50,260)	63,654	88,481
Financial institutions	257,118	29,725	16,937	227,393	240,181
Commerce and industry	2,803,980	407,991	227,482	2,395,989	2,576,498
Others	104,310	(67,273)	(64,088)	171,583	168,398
Total	50,723,607	(86,537)	(4,429,915)	50,810,144	55,153,522

Risk-Monitored Loans

(Millions of yen)

	Sep. 30, 2004			Mar. 31, 2004	Sep. 30, 2003
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Domestic offices (excluding offshore banking account)	2,343,360	(366,453)	(1,373,535)	2,709,813	3,716,895
Manufacturing	80,300	(245,640)	(90,607)	325,940	170,907
Agriculture, forestry, fisheries, and mining	909	(215)	(2,662)	1,124	3,571
Construction	303,531	196,437	(14,021)	107,094	317,552
Transportation, communications and public enterprises	84,384	58	(26,964)	84,326	111,348
Wholesale and retail	298,429	(67,612)	(232,406)	366,041	530,835
Finance and insurance	46,091	(6,917)	(43,763)	53,008	89,854
Real estate	885,914	(111,717)	(505,053)	997,631	1,390,967
Various services	413,883	(119,996)	(415,790)	533,879	829,673
Municipalities	-	-	-	-	-
Others	229,919	(10,851)	(42,269)	240,770	272,188
Overseas offices and offshore banking accounts	47,408	(17,668)	(68,729)	65,076	116,137
Public sector	114	(11,305)	(11,294)	11,419	11,408
Financial institutions	277	(446)	(486)	723	763
Commerce and industry	47,017	(5,917)	(56,949)	52,934	103,966
Others	-	-	-	-	-
Total	2,390,768	(384,121)	(1,442,264)	2,774,889	3,833,032

(2) Problem Assets Based on the Financial Reconstruction Law classified by industry, and reserve ratio

(Millions of yen, %)

	Sep. 30, 2004				Mar. 31, 2004	Sep. 30, 2003
	(a)	Reserve ratio	(a) - (b)	(a) - (c)	(b)	(c)
Domestic offices (excluding offshore banking account)	2,429,009	64.0	(311,273)	(1,312,278)	2,740,282	3,741,287
Manufacturing	81,510	73.1	(246,955)	(90,099)	328,465	171,609
Agriculture, forestry, fisheries, and mining	910	79.3	(216)	(2,662)	1,126	3,572
Construction	361,316	59.8	254,049	43,173	107,267	318,143
Transportation, communications and public enterprises	87,421	62.6	2,008	(24,449)	85,413	111,870
Wholesale and retail	300,844	77.9	(67,973)	(235,793)	368,817	536,637
Finance and insurance	47,560	74.9	(7,150)	(44,150)	54,710	91,710
Real estate	899,572	57.0	(117,156)	(496,607)	1,016,728	1,396,179
Various services	417,421	61.7	(117,037)	(419,509)	534,458	836,930
Municipalities	-	-	-	-	-	-
Others	232,455	100.0	(10,843)	(42,182)	243,298	274,637
Overseas offices and offshore banking accounts	55,341	87.2	(15,611)	(69,983)	70,952	125,324
Public sector	114	87.7	(11,305)	(11,294)	11,419	11,408
Financial institutions	2,442	87.1	1,719	1,679	723	763
Commerce and industry	52,785	87.2	(6,025)	(60,368)	58,810	113,153
Others	-	-	-	-	-	-
Total	2,484,350	64.8	(326,884)	(1,382,261)	2,811,234	3,866,611

(Notes) 1. Problem Assets Based on the Financial Reconstruction Law include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

2. Reserve Ratio = (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others)

Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

(3) Consumer loans outstanding

(Millions of yen)

	Sep. 30, 2004			Mar. 31, 2004	Sep. 30, 2003
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Consumer loans	13,908,345	32,467	(48,326)	13,875,878	13,956,671
Mortgage loans	12,842,232	117,191	124,255	12,725,041	12,717,977
Residential purpose	9,015,628	124,053	258,536	8,891,575	8,757,092
Other consumer loans	1,066,113	(84,724)	(172,580)	1,150,837	1,238,693

(4) Loans to small- and medium-sized enterprises, etc.

(Millions of yen, %)

	Sep. 30, 2004			Mar. 31, 2004	Sep. 30, 2003
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Outstanding balance	34,893,305	(534,529)	(1,043,755)	35,427,834	35,937,060
Ratio to total loans	73.4	(0.5)	4.4	73.9	69.0

(Note) Outstanding balance does not include loans at overseas offices and offshore banking accounts.

16. Loan Portfolio, Classified by Country <SMBC Non-consolidated>

(1) Loans to specific overseas countries

(Millions of yen)

	Sep. 30, 2004 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2004 (b)	Sep. 30, 2003 (c)
Loan balance	47,361	(27,327)	(41,332)	74,688	88,693
Number of countries	6	-	(2)	6	8

(2) Loans classified by country

(i) Loans to major Asian countries

(Millions of yen)

	Sep. 30, 2004 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2004 (b)	Sep. 30, 2003 (c)
Indonesia	62,470	(18,707)	(31,699)	81,177	94,169
Risk-monitored loans	3,064	(15,201)	(24,090)	18,265	27,154
Thailand	217,258	2,671	313	214,587	216,945
Risk-monitored loans	1,194	(783)	(17,417)	1,977	18,611
Korea	208,801	15,854	27,283	192,947	181,518
Risk-monitored loans	1,114	(331)	1,114	1,445	-
Hong Kong	225,363	15,823	8,045	209,540	217,318
Risk-monitored loans	2,855	(389)	(1,024)	3,244	3,879
China	202,617	53,944	70,048	148,673	132,569
Risk-monitored loans	375	(47)	(1,863)	422	2,238
Singapore	236,844	20,621	35,642	216,223	201,202
Risk-monitored loans	664	36	(34)	628	698
India	23,637	(1,048)	(4,209)	24,685	27,846
Risk-monitored loans	1,698	(1,404)	(1,553)	3,102	3,251
Malaysia	71,059	15,098	5,024	55,961	66,035
Risk-monitored loans	171	(286)	(434)	457	605
Pakistan	2,383	(468)	(897)	2,851	3,280
Risk-monitored loans	1,261	61	(2)	1,200	1,263
Others	69,125	3,943	14,646	65,182	54,479
Risk-monitored loans	-	-	-	-	-
Total	1,319,560	107,730	124,195	1,211,830	1,195,365
Risk-monitored loans	12,396	(18,344)	(45,303)	30,740	57,699

(Notes) Classified by domicile of debtors (same for the following tables).

(ii) Loans to major Central and South American countries

(Millions of yen)

	Sep. 30, 2004 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2004 (b)	Sep. 30, 2003 (c)
Chile	3,855	(269)	(1,118)	4,124	4,973
Risk-monitored loans	-	-	-	-	-
Columbia	5,135	(1,139)	(3,539)	6,274	8,674
Risk-monitored loans	439	(46)	(202)	485	641
Mexico	31,903	11,806	15,679	20,097	16,224
Risk-monitored loans	-	(634)	(667)	634	667
Argentina	185	(508)	(926)	693	1,111
Risk-monitored loans	-	-	-	-	-
Brazil	55,857	11,397	12,385	44,460	43,472
Risk-monitored loans	-	-	-	-	-
Venezuela	6,757	(198)	(1,006)	6,955	7,763
Risk-monitored loans	-	-	-	-	-
Panama	172,905	(6,303)	(159)	179,208	173,064
Risk-monitored loans	-	-	-	-	-
Others	3,912	2,939	2,908	973	1,004
Risk-monitored loans	114	5	-	109	114
Total	280,514	17,727	24,227	262,787	256,287
Risk-monitored loans	553	(675)	(869)	1,228	1,422

(iii) Loans to Russia

(Millions of yen)

	Sep. 30, 2004 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2004 (b)	Sep. 30, 2003 (c)
Russia	4,923	201	(74)	4,722	4,997
Risk-monitored loans	-	-	-	-	-

(3) Problem Assets Based on the Financial Reconstruction Law, classified by domicile

(Millions of yen, %)

	Sep. 30, 2004				Mar. 31, 2004	Sep. 30, 2003
	(a)	Reserve ratio	(a) - (b)	(a) - (c)	(b)	(c)
Overseas offices and Japan offshore banking accounts	55,341	87.2	(15,611)	(69,983)	70,952	125,324
Asia	17,002	82.0	(15,530)	(44,083)	32,532	61,085
Indonesia	3,064	59.2	(15,201)	(24,090)	18,265	27,154
Hong Kong	2,922	88.6	(322)	(957)	3,244	3,879
India	2,324	100.0	(1,271)	(2,261)	3,595	4,585
China	410	94.7	(12)	(1,845)	422	2,255
Others	8,282	74.6	1,276	(14,930)	7,006	23,212
North America	28,808	100.0	1,404	(25,006)	27,404	53,814
Central and South America	2,718	87.0	(1,224)	(2,874)	3,942	5,592
Western Europe	6,813	43.9	(261)	1,980	7,074	4,833
Eastern Europe	-	-	-	-	-	-

(Notes) 1. Problem Assets Based on the Financial Reconstruction Law include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

2. Reserve Ratio = (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

3. Classified by domicile of debtors.

17. Deposits and Loans <SMBC Non-consolidated>

(1) Deposits and loans outstanding

(Millions of yen, %)

	Six months ended Sep. 30, 2004 (a)	(a) - (b)	(a) - (c)	FY2003 (b)	Six months ended Sep. 30, 2003 (c)
Deposits (term-end balance)	62,011,605	1,944,188	4,265,352	60,067,417	57,746,253
Deposits (average balance)	60,666,670	2,502,256	2,313,868	58,164,414	58,352,802
Domestic units	53,988,209	1,502,258	1,398,913	52,485,951	52,589,296
Average yield	0.02	0.00	(0.01)	0.02	0.03
Loans (term-end balance)	50,723,607	(86,537)	(4,429,915)	50,810,144	55,153,522
Loans (average balance)	50,627,674	(3,617,275)	(4,164,479)	54,244,949	54,792,153
Domestic units	46,817,969	(3,657,264)	(3,984,704)	50,475,233	50,802,673
Average yield	1.79	0.04	0.06	1.75	1.73

(Note) Deposits do not include "negotiable certificates of deposit."

(2) Deposits outstanding, classified by type of depositor

(Millions of yen)

	Sep. 30, 2004			Mar. 31, 2004	Sep. 30, 2003
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Domestic deposits	58,873,196	193,994	2,710,234	58,679,202	56,162,962
Individual	32,093,331	461,497	668,700	31,631,834	31,424,631
Corporate	26,779,865	(267,503)	2,041,534	27,047,368	24,738,331

(Note) Figures are before adjustment on interoffice accounts in transit.
Excluding "negotiable certificates of deposit" and Japan offshore banking accounts.

(Reference)

(Millions of yen)

	Sep. 30, 2004			Mar. 31, 2004	Sep. 30, 2003
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Outstanding balance of investment trusts	2,142,103	136,419	321,936	2,005,684	1,820,167
Balance to individuals	2,062,257	142,233	321,253	1,920,024	1,741,004

(Note) Balance of investment trusts is recognized on a contract basis and measured according to each fund's net asset balance at the term-end.

18. Other Financial Data <SMBC Non-consolidated>

(1) Debt Forgiveness

(Billions of yen)

	Six months ended Sep. 30, 2004
Number of companies whose debts have been forgiven	4
Principal amount forgiven	45.8

(Note) Debt forgiveness associated with legal settlement is not included.

(2) Outstanding Balance and the Amount Sold of Stocks in Other Securities

(Billions of yen)

	Sep. 30, 2004
Balance sheet amount	3,057.4
Acquisition cost	2,498.5

(Billions of yen)

	Six months ended Sep. 30, 2004
Amount sold	approx. 200.0

19. Number of Directors and Employees <SMBC Non-consolidated>

	Sep. 30, 2004		Mar. 31, 2004	Mar. 31, 2005
		Change		"The Plan"*3
Directors and auditors*1	25	1	24	28
Employees*2	22,431	83	22,348	21,300

(*1) Including directors and auditors of SMFG.

(*2) Registered employees including employees temporarily transferred to other companies but excluding directors, executive officers, contract employees, temporary recruited, and overseas local staffs.

(*3) The Plan for Strengthening the Financial Base.

20. Number of Offices <SMBC Non-consolidated>

	Sep. 30, 2004		Mar. 31, 2004	Mar. 31, 2005
		Change		"The Plan"*4
Domestic branches*1	430	(5)	435	435
Overseas branches*2	20	-	20	19
Overseas subsidiaries*3	25	-	25	26

(*1) Sub-branches, agencies, branches specialized in receiving money transfers, branches specialized in controlling ATMs in convenience stores, and International Business Operations Department are excluded.

(*2) Sub-branches and representative offices are excluded.

(*3) Excluding affiliates, of which SMBC has 50% or less than 50% equity interest.

(*4) The Plan for Strengthening the Financial Base.

21. Deferred Tax Assets <SMBC Non-consolidated>

(1) Deferred Tax Assets on the Balance Sheet

(Billions of yen)

			Sep. 30, 2004	Change from Mar. 31, 2004	Change from Sep. 30, 2003	Mar. 31, 2004	(Reference) Temporary differences Sep. 30, 2004
(a) Total deferred tax assets	(b-c)	1	1,866.3	26.7	13.8	1,839.6	
(b) Subtotal of deferred tax assets		2	2,292.3	95.4	41.2	2,196.9	5,638.1
Reserve for possible loan losses		3	304.7	(124.6)	(228.9)	429.3	749.9
Write-off of loans		4	511.3	228.5	23.5	282.8	1,258.4
Reserve for possible losses on loans sold		5	-	-	(0.1)	-	-
Write-off of securities		6	466.2	87.6	30.8	378.6	1,147.4
Reserve for employee retirement benefits		7	79.9	(2.4)	(26.9)	82.3	196.6
Depreciation		8	6.7	(0.4)	(0.9)	7.1	16.4
Net unrealized losses on other securities		9	-	-	-	-	-
Net operating loss carryforwards		10	862.3	(89.1)	233.0	951.4	2,105.1
Other		11	61.2	(4.2)	10.8	65.4	164.3
(c) Valuation allowance		12	426.0	68.7	27.4	357.3	
(d) Total deferred tax liabilities		13	234.7	(14.4)	93.9	249.1	577.6
Gains on securities contributed to employee retirement benefits trust		14	53.0	27.5	27.4	25.5	130.6
Net unrealized gains on other securities		15	176.9	(39.6)	66.9	216.5	435.4
Other		16	4.8	(2.3)	(0.4)	7.1	11.6
Net deferred tax assets (Balance sheet amount)	(a-d)	17	1,631.6	41.1	(80.1)	1,590.5	
Amounts corresponding to the estimated taxable income before adjustments		18	1,733.4	3.8	1.7	1,729.6	
Amounts to be realized after more than a certain period	(Note 1)	19	75.1	(2.3)	(14.9)	77.4	
Amount corresponding to the deferred tax liabilities shown in line 15	(Note 2)	20	(176.9)	39.6	(66.9)	(216.5)	

		Sep. 30, 2004	Change from Mar. 31, 2004	Change from Sep. 30, 2003	Mar. 31, 2004
Effective income tax rate	21	40.63%	-	0.17%	40.63%

(Notes)

1. Deferred tax assets arising from temporary differences that are expected to be reversed after more than five years (such as reserve for employee retirement benefits and depreciation of buildings) may be recognized if there is a high likelihood of such tax benefits being realized. (JICPA Auditing Committee Report No.66 "Auditing Treatment Regarding Judgment of Realizability of Deferred Tax Assets")

2. Deferred tax assets are recognized on the balance sheet on a net basis after offsetting against deferred tax liabilities arising from net unrealized gains on other securities. But the collectability is assessed for the gross deferred tax assets, before offsetting against deferred tax liabilities. (JICPA Auditing Committee Report No.70 "Auditing Treatment Regarding Application of Tax Effect Accounting to Valuation Differences on Other Securities and Losses on Impairment of Fixed Assets")

(2) Reason for Recognition of Deferred Tax Assets

(a) Recognition Criteria

Practical Guideline, examples (4) proviso

(1) SMBC has significant operating loss carryforwards on the tax base. These operating loss carryforwards are due to SMBC taking the below measures in order to quickly strengthen its financial base under the prolonged deflationary pressure, and are accordingly judged to be attributable to extraordinary factors. As a result, SMBC recognized deferred tax assets to the limit of the estimated future taxable income for the period (approximately 5 years) pursuant to the practical guideline on assessing the collectability of deferred tax assets issued by JICPA ("Practical Guideline")(*).

(a) Disposal of Non-performing Loans

SMBC established internal standards for write-offs and reserves based on self assessment in accordance with the "Prompt Corrective Action" adopted in Fiscal 1998 pursuant to the law concerning the maintenance of sound management of financial institutions (June

SMBC has been aggressively disposing non-performing loans and bolstering provisions in order to reduce the risk of asset deterioration under the severe business environment of a prolonged sluggish economy. As a result, taxable disposal of non-performing loans(**) amounted to approximately 2 trillion yen as of September 30, 2004.

In addition, pursuant to the "Program for Financial Revival" of October 2002, SMBC has accelerated disposal of non-performing loans in order to reduce the problem asset ratio to half by Fiscal 2004. As a result, SMBC has achieved this target earlier than planned in the six months ended September 30, 2004. In the process, taxable disposals that were made in the past have been realized, while taxable disposals have been newly recognized.

(b) Disposal of Unrealized Losses on Stocks

SMBC has been accelerating its effort to reduce stockholdings in order to reduce the risk of stock price fluctuations, and early meet the regulation limiting stockholdings that was adopted in Fiscal 2001.

During Fiscal 2002, SMBC reduced the balance of stocks by approximately 1.1 trillion yen through stocks sales and also disposed all at once unrealized losses on stocks of approximately 1.2 trillion yen by writing off impaired stocks and using the gains on the merger. Consequently, SMBC met the regulation limiting stockholdings at the end of Fiscal 2002, before the deadline.

As a result, balances of taxable write-off on securities(**) increased temporarily (approximately 1.5 trillion yen as of March 31, 2003; approximately 0.1 trillion yen as of March 31, 1999). On the other hand, taxable write-off of securities carried out in the past is now being realized through accelerated selling of stocks (result for the six months ended September 30, 2004 was approximately 70 billion yen).

(2) Consequently, operating loss carryforwards on the tax base amounted to approximately 2.1 trillion yen as of September 30, 2004 and they are certain to be offset by their carry-over period by the taxable income that will be generated in the future. No material operating loss carryforwards on the tax base have expired in the past.

(*) JICPA Auditing Committee Report No.66 "Auditing Treatment Regarding Judgment of Realizability of Deferred Tax Assets"

(**) Corresponds to "(Reference) Temporary differences" (upper right corner) of the previous page's table.

(b) Period for Future Taxable Income to be estimated

5 years

(c) Accumulated Amount of Estimated Future Taxable Income before Adjustments for the Next 5 Years

(Billions of yen)

			Estimates of next 5 years
	Banking profit (excluding transfer to general reserve for possible loan losses)	1	5,572.0
A	Income before income taxes	2	3,424.8
B	Adjustments to taxable income (excluding reversal of temporary differences as of Sep. 30, 2004)	3	841.5
C	Taxable income before adjustments (A+B)	4	4,266.3
	Deferred tax assets corresponding to taxable income before adjustments	5	1,733.4

(corresponding to line 18 of the table on the previous page)

[Basic Policy]

(1) Estimate when the temporary differences will be reversed

(2) Conservatively estimate the taxable income before adjustments for the next 5 years

(a) Rationally make earnings projection for up to the six months ended September 30, 2009 based on the "Plan for strengthening the financial base (up to Fiscal 2006)"

(b) Reduce an amount reflecting the uncertainty of the projected amount from the projected amount.

(c) Add the adjustments to the above amount

(3) Apply the effective tax rate to the above amount and record the amount as "deferred tax assets"

(Reference 1) Income of final return (before deducting operating loss carryforwards) for the last 5 years

(Billions of yen)

	FY1999	FY2000	FY2001	FY2002	FY2003	1st half FY2004
Income of final return (before deducting operating loss carryforwards)	327.3	(176.0)	241.9	(745.5)	(1,437.8)	224.2

(Notes) 1. (Income of final return before deduction of operating loss carryforwards) = (Taxable income before adjustments for each fiscal year) - (Temporary differences to be reversed for each fiscal year)

2. The figures above include amounts arising from "extraordinary factors" that are specified in the Practical Guideline. Taxable income has been reported each year when these amounts are excluded.

3. The figures for Sep. 30, 2004 were estimated in interim closing.

(Reference 2) Explanatory Example of Deferred Tax Asset Estimation

1. Basic Concept



Balance sheet
Temporary differences
Operating loss carryforwards on tax base
Amount of exclusion from expenses (= taxable write-off and allowance)
Multiplied by effective tax rate (approx.40%)
Tax benefit in the future
Assets
Liabilities
Stockholders' equity
Deferred tax assets
Amount to be realized after the estimation period

2. Example

[Assumption]
(1) Temporary differences as of the term-end: 6,000 (Balance to be reversed: 5,000 over 5 years and 6,000 over 7 years)
(2) Estimated future taxable income before adjustments: 5,000 over 5 years and 7,000 over 7 years
(3) A company described in the proviso of sample (4) of the Practical Guidelines issued by JICPA

(Remark) The figures in the chart below are just examples for explanation and not actual figures of SMBC.

		1 year later	2 years later	3 years later	4 years later	5 years later	*Total (5 years)*	6 years later	7 years later	*Total (7 years)*
Taxable income before adjustments	a	1,000	1,000	1,000	1,000	1,000	*5,000*	1,000	1,000	*7,000*
Reversal of temporary differences	b	(2,000)	(1,000)	(800)	(700)	(500)	*(5,000)*	(500)	(500)	*(6,000)*
Income of final return (before deducting operating loss carryforwards)	c	(1,000)	0	200	300	500	*0*	500	500	*1,000*
Operating loss carryforwards on the tax base	d	1,000	1,000	800	500	0		0	0	
Increase (decrease)	e	1,000	0	(200)	(300)	(500)		0	0	
Income subject to taxation (c+e)	f	0	0	0	0	0		500	500	
Reversal of temporary differences (b+e)	g	(1,000)	(1,000)	(1,000)	(1,000)	(1,000)	*(5,000)*	(500)	(500)	*(6,000)*
Before accounting for reversal (a*40%)	h	(400)	(400)	(400)	(400)	(400)	*(2,000)*	(400)	(400)	*(2,800)*
After accounting for reversal (f*40%)	i	0	0	0	0	0	*0*	(200)	(200)	*(400)*
Tax benefits (i-h)	j	400	400	400	400	400	*2,000*	200	200	*2,400*

Total of tax benefits +2,400 (7 years)

(*)

Deferred tax assets (Balance sheet amount) +2,000 (5 years) +400 (2 years,**)

(*) Given the uncertainty of estimations, JICPA restricts the extent to which deferred tax assets may be recognized.

Outline of Practical Guideline, examples (4) proviso

a In principle, only the deferred tax assets relating to temporary differences expected to be reversed in the next fiscal year may be considered collectable within the range of an estimated taxable income for the next fiscal year, when a company has material operating loss carryforwards on the tax base as of term-end.

b However, when operating loss carry forwards are due to the company's restructuring efforts, changes in laws, and/or other extraordinary factors, only the deferred tax assets relating to the temporary differences expected to be reversed over the estimation period may be considered collectable, within the limits of estimated taxable income for the estimation period (approximately 5 years).

(**) The difference of 400 is entered as valuation allowance and not recognized as deferred tax assets. But the tax benefits will be realized as long as the company exists and generates taxable income.

22. Earnings Forecast for FY2004

Sumitomo Mitsui Financial Group, Inc.

<Non-consolidated> (Billions of yen)

	FY2004 Forecast	Change	FY2003 Result
Operating income	260.0	204.5	55.5
Ordinary profit	255.0	203.8	51.2
Net income	255.0	204.5	50.5

Dividend per share forecast for the fiscal year end (Yen)

		FY2004 Forecast	Change	FY2003 Result
Common stock		4,000	1,000	3,000
Type 1 Preferred stock		10,500	-	10,500
Type 2 Preferred stock		28,500	-	28,500
Type 3 Preferred stock		13,700	-	13,700
Type 4 Preferred stock	1st - 12th series	135,000	-	135,000
	13th series	67,500	-	67,500

(Reference) (Billions of yen)

	FY2004 Forecast	Change	FY2003 Result
Total dividend planned	50.4	4.0	46.4

<Consolidated> (Billions of yen)

	FY2004 Forecast	Change	FY2003 Result
Ordinary income	3,450.0	(102.5)	3,552.5
Ordinary profit	470.0	127.2	342.8
Net income	180.0	(150.4)	330.4

(Reference)
Sumitomo Mitsui Banking Corporation

<Non-consolidated> (Billions of yen)

	FY2004 Forecast	Change	FY2003 Result
Gross banking profit	1,565.0	(19.1)	1,584.1
Expenses	(585.0)	(1.0)	(584.0)
Banking profit (excluding transfer to general reserve for possible loan losses)	980.0	(20.1)	1,000.1
Ordinary profit	440.0	254.9	185.1
Net income	250.0	(51.1)	301.1

	FY2004 Forecast	Change	FY2003 Result
Total credit cost (*)	(650.0)	153.4	(803.4)

(*) (Transfer to general reserve for possible loan losses) + (Credit cost included in non-recurring losses)

1. Completion of Intensive Improvement in Asset Quality

Putting behind the NPL problem

- Achieved the target of halving the problem asset ratio six months ahead of the original schedule

	Mar. 31, 2002		Sep. 30, 2004
Problem Assets based on the Financial Reconstruction Law	5,920.3 billion	Achieved the target of halving	2,484.4 billion
Problem Asset Ratio	8.9%		4.4%

=> Planning to reduce the balance to less than 2 trillion yen (and the Problem Asset Ratio to less than 4.0%) by the end of March 2005

- Increased loan loss reserves to prepare better for future credit risks
- Additionally provided reserve for possible loan losses at the subsidiaries engaged in loan guarantees, in order to improve SMFG's financial soundness on a consolidated basis

Leading to a situation where credit costs is generated at "cruising speed" after FY2004, due to the reduction of future credit risk exposures

Further reduction of stockholdings

- Sold approximately 200 billion yen during the first half of FY2004 => Planning to reduce further


(Ref. 1) Problem Assets Based on the Financial Reconstruction Law and Problem Asset Ratio
Billions of yen
Problem Assets
Problem Asset Ratio
5,920.3*
5,261.3
2,811.2
2,484.4
8.9%
8.4%
5.0%
4.4%
02/3
03/3
04/3
04/9
* Including the former Wakashio bank
(Ref. 2) Stockholdings
[Listed stocks and OTC stocks (SMBC non-consolidated)]
Billions of yen
Acquisition cost
Market Value
Acquisition cost/Tier I**
5,234.8
3,068.8
2,152.2
1,956.8
02/3
03/3
04/3
04/9
** Tier 1 Capital figures are SMBC consolidated basis

2. Accelerating the Offensive in Strategic Businesses

- Banking profit (excluding transfer to general reserve for possible loan losses) in the first half of FY2004 reached 471.6 billion yen, exceeding the original plan (460.0 billion), mainly due to the increase in marketing units' profits


(Ref. 3) Banking Profits
Billions of yen
Percentage of Banking Profits of Marketing Unit to Total Banking Profit
1,186.5*
1,113.6
1,000.1
980.0 (Plan)
77.3% (1st half)
72.2%
54.3%
48.2%
517.5
578.1
499.3
471.6
2nd half Banking Profit
1st half Banking Profit
FY01
FY02
FY03
FY04
* Including the former Wakashio Bank
Further reinforcement of competitive advantages
- Loans to SMEs
- Financial consulting for individuals
- Investment banking business
Steadily expanding
Early establishment of revenue base
- Consumer Finance
=> Strategic alliance with Promise Co., Ltd.
- Asian Business
=> Strengthening and reorganizing marketing channels in Asia

(Reference) Financial Statements of SMBC

1. Highlights of SMBC's Financial Results for the Six Months ended September 30, 2004

<SMBC Non-consolidated>

Ordinary income		1,140,066 million yen
Ordinary profit		125,198 million yen
Net income		118,554 million yen
Total assets		92,742,940 million yen
Stockholders' equity		2,756,776 million yen
Stockholders' equity to Total assets		2.97 %
Capital ratio (BIS Guidelines) [preliminary]		11.35 %
Number of shares outstanding as of term-end		56,042,947 shares
	Common stock	55,212,947 shares
	Type 1 Preferred stock	35,000 shares
	Type 2 Preferred stock	100,000 shares
	Type 3 Preferred stock	695,000 shares
Number of treasury stock as of term-end		- shares
Average number of shares outstanding during the term		55,822,828 shares
	Common stock	54,878,662 shares
	Type 1 Preferred stock	61,666 shares
	Type 2 Preferred stock	100,000 shares
	Type 3 Preferred stock	782,500 shares
Net income per share		2,160.29 yen
Net income per share (diluted)		2,057.29 yen
Stockholders' equity per share		30,007.03 yen
Interim dividends (maximum payable amounts scheduled (Note1))		50.5 billion yen
	Common stock	683 yen per share
	Type 1 Preferred stock	10,500 yen per share
	Type 2 Preferred stock	28,500 yen per share
	Type 3 Preferred stock	13,700 yen per share
Increase of net assets by recognizing at fair value (Note 2)		457,901 million yen

(Notes) 1. The interim dividends (Record date: December 31) will be paid to SMFG (parent company). The payment will be resolved at the Board of Directors' meeting to be held after January 2005.
2. In case Article 124-3 of the Ordinance of the Commercial Code of Japan is applied.

<SMBC Consolidated>

Capital ratio (BIS Guidelines) [preliminary]	11.03 %

2. Balance Sheet (Condensed) <SMBC Non-consolidated>

(millions of yen)

	September 30, 2004 (A)	September 30, 2003 (B)	Change (A-B)	March 31, 2004 (C)	Change (A-C)
Assets					
Cash and due from banks & Deposits with banks	5,280,483	3,423,380	1,857,103	4,866,920	413,563
Call loans	296,119	232,136	63,983	287,262	8,857
Receivables under resale agreements	106,419	61,204	45,215	130,337	(23,918)
Receivables under securities borrowing transactions	1,621,384	625,010	996,374	1,009,328	612,056
Bills bought	-	327,500	(327,500)	-	-
Commercial paper and other debt purchased	120,322	103,627	16,695	133,081	(12,759)
Trading assets	2,986,863	2,984,076	2,787	2,958,990	27,873
Money held in trust	3,783	27,493	(23,710)	3,749	34
Securities	23,524,899	21,847,113	1,677,786	26,592,584	(3,067,685)
Loans and bills discounted	50,723,607	55,153,522	(4,429,915)	50,810,144	(86,537)
Foreign exchanges	910,803	755,924	154,879	720,840	189,963
Other assets	1,365,753	1,865,874	(500,121)	1,480,776	(115,023)
Premises and equipment	671,495	681,442	(9,947)	688,325	(16,830)
Deferred tax assets	1,631,561	1,711,738	(80,177)	1,590,518	41,043
Customers' liabilities for acceptances and guarantees	4,462,028	4,498,916	(36,888)	4,086,964	375,064
Reserve for possible loan losses	(962,583)	(1,518,988)	556,405	(1,250,751)	288,168
Total assets	92,742,940	92,779,975	(37,035)	94,109,074	(1,366,134)
Liabilities					
Deposits	62,011,605	57,746,253	4,265,352	60,067,417	1,944,188
Negotiable certificates of deposit	3,239,176	3,454,958	(215,782)	3,589,354	(350,178)
Call money	3,043,178	2,202,679	840,499	2,479,233	563,945
Payables under repurchase agreements	704,384	1,868,451	(1,164,067)	1,071,114	(366,730)
Payables under securities lending transactions	4,571,110	4,624,779	(53,669)	5,946,346	(1,375,236)
Bills sold	1,588,400	5,715,900	(4,127,500)	3,725,600	(2,137,200)
Trading liabilities	1,505,855	1,608,728	(102,873)	1,504,465	1,390
Borrowed money	2,441,850	2,648,173	(206,323)	2,531,973	(90,123)
Foreign exchanges	534,408	449,941	84,467	576,958	(42,550)
Bonds	3,699,055	2,884,076	814,979	3,177,741	521,314
Due to trust account	42,202	24,944	17,258	36,032	6,170
Other liabilities	2,076,868	2,309,751	(232,883)	2,368,824	(291,956)
Reserve for employee bonuses	8,598	8,569	29	8,752	(154)
Reserve for employee retirement benefits	-	66,096	(66,096)	11,748	(11,748)
Reserve for possible losses on loans sold	-	222	(222)	-	-
Reserve for expenses related to EXPO 2005 Japan	172	57	115	116	56
Other reserves	18	18	-	18	-
Deferred tax liabilities for land revaluation	57,250	55,835	1,415	55,541	1,709
Acceptances and guarantees	4,462,028	4,498,916	(36,888)	4,086,964	375,064
Total liabilities	89,986,163	90,168,353	(182,190)	91,238,204	(1,252,041)
Stockholders' equity					
Capital stock	559,985	559,985	-	559,985	-
Capital surplus	1,262,546	1,237,307	25,239	1,237,307	25,239
Capital reserve	904,932	879,693	25,239	879,693	25,239
Other capital surplus	357,614	357,614	-	357,614	-
Retained earnings	592,112	557,289	34,823	676,064	(83,952)
Voluntary reserves	221,532	221,540	(8)	221,540	(8)
Unappropriated retained earnings at end of term (year)	370,579	335,749	34,830	454,523	(83,944)
Land revaluation excess	83,656	82,165	1,491	81,158	2,498
Net unrealized gains (losses) on other securities	258,476	174,873	83,603	316,354	(57,878)
Total stockholders' equity	2,756,776	2,611,621	145,155	2,870,870	(114,094)
Total liabilities and stockholders' equity	92,742,940	92,779,975	(37,035)	94,109,074	(1,366,134)

(Note) Amounts less than JPY 1 million are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

3. Income Statement (Condensed) <SMBC Non-consolidated>

(Millions of yen)

	Six months ended Sep. 30, 2004 (A)	Six months ended Sep. 30, 2003 (B)	Change (A-B)	FY2003
Ordinary income:	1,140,066	1,177,035	(36,969)	2,322,363
Interest income	646,974	729,620	(82,646)	1,392,322
Interest on loans and discounts	464,162	491,865	(27,703)	972,891
Interest and dividends on securities	119,916	132,204	(12,288)	249,594
Trust fees	729	84	645	334
Fees and commissions	181,243	150,162	31,081	322,075
Trading profits	21,755	152,104	(130,349)	283,611
Other operating income	150,886	88,276	62,610	149,209
Other income	138,476	56,787	81,689	174,809
Ordinary expenses:	1,014,868	1,071,859	(56,991)	2,137,225
Interest expenses	156,108	161,039	(4,931)	305,284
Interest on deposits	42,412	47,083	(4,671)	85,133
Fees and commissions	54,221	50,831	3,390	95,506
Trading losses	605	2,279	(1,674)	2,881
Other operating expenses	27,939	110,774	(82,835)	159,774
General and administrative expenses	300,276	315,168	(14,892)	623,098
Other expenses	475,717	431,765	43,952	950,679
Ordinary profit	125,198	105,175	20,023	185,138
Extraordinary gains	678	55,035	(54,357)	166,823
Extraordinary losses	12,806	17,222	(4,416)	33,115
Income before income taxes	113,070	142,988	(29,918)	318,846
Income taxes, current	1,645	12,573	(10,928)	12,752
Income taxes, refund	7,405	-	7,405	-
Income taxes, deferred	276	(9,244)	9,520	4,980
Net income	118,554	139,659	(21,105)	301,113
Unappropriated retained earnings carried forward	254,523	192,995	61,528	192,995
Transfer from land revaluation excess	(2,497)	3,094	(5,591)	3,868
Interim dividends	-	-	-	43,454
Unappropriated retained earnings at end of term (year)	370,579	335,749	34,830	454,523

(Notes) Amounts less than JPY 1 million are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

4. Market Value Information on Securities <SMBC Non-consolidated>

[1] Securities

In addition to "Securities" stated in the non-consolidated balance sheet, negotiable certificates of deposit bought classified as "Cash and due from banks" and commercial paper classified as "Commercial paper and other debt purchased" are included in the amount below.

(1) Bonds classified as held-to-maturity with market value

(Millions of yen)

	September 30, 2004				
	Balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese Government bonds	507,501	501,652	(5,848)	1,683	7,532
Other	9,979	10,653	674	676	2
Total	517,480	512,306	(5,174)	2,360	7,534

(2) Investments in subsidiaries or affiliates with market value

(Millions of yen)

	September 30, 2004		
	Balance sheet amount	Market value	Net unrealized gains (losses)
Stocks of subsidiaries	81,629	117,147	35,518
Stocks of affiliates	145,379	146,435	1,055
Total	227,008	263,583	36,574

(3) Other securities with market value

(Millions of yen)

	September 30, 2004				
	Acquisition cost	Balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Stocks	1,956,759	2,515,642	558,882	607,708	48,826
Bonds	12,762,191	12,700,000	(62,191)	13,255	75,446
Japanese Government bonds	11,796,891	11,743,549	(53,342)	10,005	63,348
Japanese Local Government bonds	412,402	406,572	(5,829)	980	6,810
Japanese corporate bonds	552,898	549,879	(3,018)	2,268	5,287
Other	3,815,075	3,775,757	(39,318)	7,323	46,642
Change of purpose of holding	-	-	36	36	-
Total	18,534,027	18,991,400	457,409	628,324	170,915

(Notes)

1. 'Unrealized gains (losses) for other securities' include 22,199 million yen recognized in income statement by application of fair value hedge accounting.

   As a result of applying fair value hedge accounting, the amount subject to inclusion in the stockholders' equity is 435,210 million yen and the actual amount included in the stockholder's equity under "Net unrealized gains on other securities" is 258,384 million yen (calculated by deducting deferred tax liabilities of 176,825 million yen from the 435,210 million yen).

2. Other securities with market value are considered impaired if the market value declines materially below the acquisition cost, and such decline is not considered recoverable. The market value is recognized as the balance sheet amount and the amount of write-down is accounted for as valuation loss (impaired) for this term. Valuation loss for this term was 39 million yen. The rule for determining "material decline" is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers	Market value is lower than acquisition cost.
Issuers requiring caution	Market value is 30% or more lower than acquisition cost.
Normal issuers	Market value is 50% or more lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt

Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt

Potentially bankrupt issuers: Issuers that are perceived to have a high risk of falling into bankruptcy

Issuers requiring caution: Issuers that are identified for close monitoring

Normal issuers: Issuers other than the above four categories of issuers

(4) Securities with no available market value

(Millions of yen)

	September 30, 2004
Bonds classified as held-to-maturity	
Negotiable certificates of deposit	5,137
Investments in subsidiaries and affiliates	
Stocks of subsidiaries	1,147,907
Stocks of affiliates	7,442
Other	30,324
Other securities	
Unlisted stocks (excluding OTC stocks)	541,796
Unlisted bonds	1,754,691
Unlisted foreign securities	239,046
Other	133,002

(5) Redemption schedule of other securities with maturities and bonds classified as held-to-maturity

(Millions of yen)

	September 30, 2004			
	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years
Bonds	2,753,592	7,370,482	2,872,173	1,965,944
Japanese Government bonds	2,582,260	5,566,569	2,143,316	1,958,903
Japanese Local Government bonds	938	183,602	221,527	503
Japanese corporate bonds	170,393	1,620,310	507,329	6,537
Other	262,149	2,831,349	386,731	343,751
Total	3,015,742	10,201,832	3,258,905	2,309,695

[2] Money Held in Trust

Other money held in trust (Other than classified as trading or held-to-maturity purpose)

(Millions of yen)

	September 30, 2004				
	Acquisition cost	Balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other money held in trust	3,628	3,783	154	271	116

(Note) Net unrealized gains of 92 million yen (after deducting 62 million yen in deferred tax liabilities from 154 million yen in net unrealized gains) are included in 'Net unrealized gains on other securities.'

5. Statements of Trust Assets and Liabilities <SMBC Non-consolidated>

(Millions of yen)

	September 30, 2004 (A)	September 30, 2003 (B)	Change (A-B)	March 31, 2004 (C)	Change (A-C)
Loans and bills discounted	5,490	19,100	(13,610)	10,000	(4,510)
Securities	27,788	3,001	24,787	4,645	23,143
Securities held in custody accounts	3,000	-	3,000	-	3,000
Monetary claims	481,436	219,966	261,470	378,710	102,726
Other claims	171	0	171	0	171
Due from banking account	42,202	24,944	17,258	36,032	6,170
Total assets	560,087	267,013	293,074	429,388	130,699
Monetary trusts	35,478	22,127	13,351	17,007	18,471
Securities trusts	3,000	-	3,000	-	3,000
Monetary claims trusts	478,590	209,545	269,045	371,476	107,114
Composite trusts	43,019	35,340	7,679	40,904	2,115
Total liabilities	560,087	267,013	293,074	429,388	130,699

(Notes)

1. Amounts less than JPY 1 million are rounded down. Figures in parenthesis indicate the amount of loss or decrease.
2. SMBC has no co-operative trusts under other trust bank's administration.
3. SMBC does not handle any trusts with principal indemnification.

【表紙】

【提出書類】	臨時報告書の訂正報告書
【提出先】	関東財務局長
【提出日】	平成16年10月4日
【会社名】	株式会社三井住友銀行
【英訳名】	Sumitomo Mitsui Banking Corporation
【代表者の役職氏名】	頭取　西 川 善 文
【本店の所在の場所】	東京都千代田区有楽町一丁目1番2号
【電話番号】	(03) 3501-1111 (大代表)
【事務連絡者氏名】	財務企画部副部長　正 脇 久 昌
【最寄りの連絡場所】	同上
【電話番号】	同上
【事務連絡者氏名】	同上
【縦覧に供する場所】	証券取引法の規定による備置場所はありません。

1【提出理由】

当行は、平成16年8月2日、証券取引法第24条の5第4項及び企業内容等の開示に関する内閣府令第19条第2項第2号の規定に基づき、SMBCローンビジネス・プランニング株式会社との株式交換に伴う株式発行に係る臨時報告書を提出いたしました。同報告書提出時に未確定であった事項が確定しましたので、同年9月30日に臨時報告書の訂正報告書を提出しておりますが、同訂正報告書の内容の一部を訂正するために、証券取引法第24条の5第5項の規定に基づき臨時報告書の訂正報告書を提出するものであります。なお、訂正箇所は下線で示したとおりであります。

2【報告内容】

3. 発行価格及び資本組入額

（訂正前）

発行価格は168,190,214,601円であります。

資本組入額は0円であります。

（訂正後）

発行価格は167,836,276,181円であります。

資本組入額は0円であります。

4. 発行価額の総額及び資本組入額の総額

（訂正前）

発行価額の総額は168,190,214,601円であります。

資本組入額の総額は0円であります。

（訂正後）

発行価額の総額は167,836,276,181円であります。

資本組入額の総額は0円であります。

以　上

平成16年10月22日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

当社連結子会社（株式会社さくらケーシーエス）の
業績予想の修正について

当社の連結子会社である株式会社さくらケーシーエスが、平成16年5月21日の決算発表時に公表した業績予想を別添資料のとおり修正しましたのでお知らせ致します。

以　上

【本件に関するお問合せ先】
広報部　古舘　　ＴＥＬ：03－5512－2678

平成 16 年 10 月 22 日

各　　位

会　社　名　株式会社さくらケーシーエス
代 表 者 名　取締役社長　小　川　惠　三
コード番号　４７６１　（大証第二部）
問 合 せ 先　取締役経営企画部長
田　中　秀　明
TEL (078)391-6571

業績予想の修正に関するお知らせ

最近の業績動向等を踏まえ、平成16年5月21日の決算発表時に公表した業績予想を下記のとおり修正します。

記

1. 平成17年3月期中間業績予想数値の修正（平成16年4月1日～平成16年9月30日）

【連結】　（単位：百万円）

	売上高	経常利益	中間純利益
前回発表予想（A）	11,510	95	135
今回修正予想（B）	11,262	223	242
増減額（B－A）	▲248	128	107
増減率（%）	▲2.2%	134.7%	79.3%
前年中間期（平成15年9月中間期）実績	11,485	113	95

【単体】　（単位：百万円）

	売上高	経常利益	中間純利益
前回発表予想（A）	11,200	70	120
今回修正予想（B）	10,941	216	246
増減額（B－A）	▲259	146	126
増減率（%）	▲2.3%	208.6%	105.0%
前年中間期（平成15年9月中間期）実績	11,181	67	67

2. 平成17年3月期通期業績予想数値の修正（平成16年4月1日～平成17年3月31日）

【連結】　（単位：百万円）

	売上高	経常利益	当期純利益
前回発表予想（A）	24,180	570	340
今回修正予想（B）	23,600	740	440
増減額（B－A）	▲580	170	100
増減率（%）	▲2.4%	29.8%	29.4%
前期（平成16年3月期）実績	24,065	679	369

【単体】　（単位：百万円）

	売上高	経常利益	当期純利益
前回発表予想（A）	23,550	510	305
今回修正予想（B）	23,000	680	400
増減額（B－A）	▲550	170	95
増減率（%）	▲2.3%	33.3%	31.1%
前期（平成16年3月期）実績	23,435	577	308

3.修正の理由

平成16年9月中間期の連結業績につきましては、当初予想比、売上高が2.2%減少ながら、システム構築の粗利益率が改善したことと販管費の削減効果とにより、経常利益は134.7%の増益となる見通しであります。中間純利益の方は、関係会社株式売却益（163百万円）計上の効果もあり、79.3%上回る見通しとなりました。

単体の業績につきましても、当初予想比、経常利益は208.6%増、中間純利益も105.0%増となる見通しであります。なお、中間配当については、従来の水準（1株当たり5円）を維持する方針であります。

今回の9月中間期業績見通しを踏まえ、通期の連結業績予想につきまして、売上高は2.4%の減、経常利益は29.8%増、当期純利益も29.4%増と修正いたしました。単体の業績につきましても、当初予想比、売上高は2.3%減、経常利益は33.3%増、当期純利益も31.1%増と見直しております。

以　上

(English Translation)

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Financial Group Announces
Revision of Earnings Forecasts of
a Consolidated Subsidiary (SAKURA KCS Corporation)

TOKYO, October 22, 2004 --- Sumitomo Mitsui Financial Group, Inc. (SMFG) hereby announces that SAKURA KCS Corporation, a consolidated subsidiary of SMFG, has revised its earnings forecasts published on May 21, 2004 (see Appendix).

(Appendix)

SAKURA KCS Corporation Announces
Revision of Earnings Forecasts for Fiscal Year 2004

KOBE, Japan, October 22, 2004 --- SAKURA KCS Corporation hereby announces that it has revised its earnings forecasts published on May 21, 2004.

1. Revision of fiscal 2004 earnings forecasts: First half ended September 30, 2004

(Consolidated) (Millions of yen)

	Sales	Operating profit	Net income
Previous forecast (A)	11,510	95	135
Revised forecast (B)	11,262	223	242
Difference (B)−(A)	(248)	128	107
Percentage change	- 2.2%	134.7%	79.3%
(Ref.) First half of fiscal 2003	11,485	113	95

(Non-consolidated) (Millions of yen)

	Sales	Operating profit	Net income
Previous forecast (A)	11,200	70	120
Revised forecast (B)	10,941	216	246
Difference (B)−(A)	(259)	146	126
Percentage change	- 2.3%	208.6%	105.0%
(Ref.) First half of fiscal 2003	11,181	67	67

2. Revision of fiscal 2004 earnings forecasts: Full term ending March 31, 2005

(Consolidated) (Millions of yen)

	Sales	Operating profit	Net income
Previous forecast (A)	24,180	570	340
Revised forecast (B)	23,600	740	440
Difference (B)−(A)	(580)	170	100
Percentage change	- 2.4%	29.8%	29.4%
(Ref.) Fiscal 2003	24,065	679	369

(Non-consolidated) (Millions of yen)

	Sales	Operating profit	Net income
Previous forecast (A)	23,550	510	305
Revised forecast (B)	23,000	680	400
Difference (B)−(A)	(550)	170	95
Percentage change	- 2.3%	33.3%	31.1%
(Ref.) Fiscal year 2003	23,435	577	308

3. Factors behind the revision

On a consolidated basis, operating profit for the first half ended September 30, 2004 is expected to be 134.7% higher than the previous forecast, mainly due to the improvement of the gross profit margin rate in the systems development business and the reduction of sales and general administrative expenses, though sales are expected to be 2.2% lower than the previous forecast. Net income is expected to be 79.3% higher, partly due to 163 million yen of gains on sale of stocks of affiliated companies.

On a non-consolidated basis, operating profit and net income are expected to be 208.6% and 105.0% higher than the previous forecasts, respectively. At the same time, the interim-dividends will be maintained at the same level as before (5 yen per share).

In accordance with the revisions shown above, we hereby revise our earnings forecasts for the fiscal year ending March 31, 2005 compared with the previous forecasts as follows:

(Consolidated basis)

Sales: -2.4% Operating profit: +29.8% Net income: +29.4%

(Non-consolidated basis)

Sales: -2.3% Operating profit: +33.3% Net income: +31.1%

FASF

平成 16 年 10 月 29 日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

平成 17 年 3 月期 連結業績予想の修正について

当社は、今年度を不良債権問題の総仕上げの年と位置づけ、不良債権残高の削減等に鋭意注力しております。今中間期末には、不良債権比率の半減目標を前倒し達成し、更に、当グループの不良債権問題を終了させるべく、今般、銀行以外の関係会社も含めて与信関係費用の積増しを行うことと致しました。この結果、平成 17 年 3 月期連結業績予想を下記のとおり修正しますので、お知らせします。

なお、当社単体の業績予想及び配当予想に関する修正はありません。

記

１．中間連結業績予想の修正（平成16年4月1日～平成16年9月30日）

（単位：億円）

	経常収益	経常利益	中間純利益
前回予想（平成16年5月）　(A)	17,000	2,700	1,500
今回修正予想　(B)	17,500	1,150	550
増減額　(B−A)	＋ 500	△ 1,550	△ 950
増減率　(%)	＋2.9	△ 57.4	△ 63.3

２．通期連結業績予想の修正（平成16年4月1日～平成17年3月31日）

（単位：億円）

	経常収益	経常利益	当期純利益
前回予想（平成16年5月）　(A)	34,000	6,500	3,300
今回修正予想　(B)	34,500	4,700	1,800
増減額　(B−A)	＋ 500	△ 1,800	△ 1,500
増減率　(%)	＋1.5	△ 27.7	△ 45.5

以　上

【本件に関するお問合せ先】
広報部　古舘　　ＴＥＬ：03－5512－2678

（ご参考）

1．三井住友銀行の単体業績予想（平成17年3月期）

（単位：億円）

	中間	前回予想比	通期	前回予想比
業務純益（一般貸倒引当前）	4,700	＋ 100	9,800	－
経常利益	1,300	△ 700	4,400	△ 600
当期純利益	1,200	△ 100	2,500	△ 300
与信関係費用	△ 4,500	△ 2,000	△ 6,500	△ 2,000

【中間】
業務純益（一般貸倒引当前）の上振れや、株式簿価圧縮の推進に伴う株式関連損益の増加がある一方、与信関係費用が、不良債権比率の半減目標の達成に向けた最終処理や将来リスクへの対応力強化としての貸倒引当金の積増しにより、前回予想比増加することから、経常利益及び中間純利益は前回予想比夫々△700億円及び△100億円の減益となる見込み。

【通期】
中間業績予想の変動を主因として、通期業績予想も若干の減益となる見込み。

<参考>三井住友フィナンシャルグループの連結業績予想（平成17年3月期）

（単位：億円）

	中間	前回予想比	通期	前回予想比
経常利益	1,150	△ 1,550	4,700	△ 1,800
当期純利益	550	△ 950	1,800	△ 1,500
与信関係費用	△ 6,000			

【中間】
連結ベースでの一段の財務体質強化に向け、ローン保証業務を営む子会社で引当金の増強を図りました。その結果、与信関係費用が増加し、経常利益及び中間純利益は前回予想比夫々△1,550億円及び△950億円の減益となる見込み。

【通期】
中間業績予想の変動を主因として、通期業績予想も減益となる見込み。

2．三井住友銀行の金融再生法開示債権の見込（平成16年9月末、単体）

（単位：億円、％）

	16/9末見込(①)	16/3末実績(②)	増減額(①－②)
金融再生法開示債権	24,800程度	28,112	約△3,300
不良債権比率	4.4%	5.0%	△0.6%

14/3末(8.9%)比半減

15/3末実績	14/3末実績
52,613	59,203
8.4%	8.9%

◇ 16/9末は16/3末比約3,300億円減少し、不良債権比率は4.4%に低下する見込み
⇒削減目標（17/3末の不良債権比率を14/3末比半減）を半年前倒し達成する見込み

◇ 17/3末には2兆円を切る水準（不良債権比率3%台）に削減させる計画

3．三井住友銀行のその他有価証券評価損益の見込（平成16年9月末、単体）

（単位：億円）

	16/9末見込(①)	16/3末実績(②)	増減額(①－②)
その他有価証券評価損益	4,600	5,563	△ 963
株式	5,600	6,511	△ 911
その他	△ 1,000	△ 948	△ 52

(注)減損処理後

4．三井住友ﾌｨﾅﾝｼｬﾙｸﾞﾙｰﾌﾟの連結自己資本比率の見込（平成16年9月末）

	16/9末見込	16/3末実績
連結自己資本比率	11%程度(注)	11.37%

(注) 平成16年9月30日開催の取締役会において、商法第211条の3第1項第2号の規定に基づき自己株式の取得枠（上限額：2,700億円、期間:10/1～3/31）を設定しておりますが、16/9末時点での当該取得枠による自己株式取得の実績はございません。

以　上

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Financial Group Announces Revision of Consolidated Earnings Forecast for the Fiscal Year Ending March 31, 2005

TOKYO, October 29, 2004 --- Sumitomo Mitsui Financial Group, Inc. (SMFG) announced today its revision of consolidated earnings forecast for the fiscal year ending March 31, 2005 (fiscal 2004).

SMFG had designated fiscal 2004 as the year for completing the intensive resolution of non-performing loan ("NPL") problem and has been devoting itself to reducing NPLs. SMFG has today decided that its group companies including affiliates other than banks should make additionally provisions for possible loan losses in order to accomplish the target of reducing the problem asset ratio by half at the end of first half of fiscal 2004, six months ahead of the original schedule, and completely resolve NPL problem on a group basis. As a result, SMFG today revised the consolidated earnings forecast for fiscal 2004 as follows.

Non-consolidated earnings and dividends forecasts are not revised.

1. Revision of consolidated earnings forecast for the first half of fiscal 2004
(April 1, 2004 to September 30, 2004)

(Billions of yen, %)

		Ordinary income	Ordinary profit	Net income
Previous forecast (announced in May 2004)	(A)	1,700	270	150
Revised forecast	(B)	1,750	115	55
Change	(B – A)	+ 50	(155)	(95)
Percentage change		+ 2.9%	– 57.4%	– 63.3%

2. Revision of consolidated earnings forecast for fiscal 2004
(April 1, 2004 to March 31, 2005)

(Billions of yen, %)

		Ordinary income	Ordinary profit	Net income
Previous forecast (announced in May 2004)	(A)	3,400	650	330
Revised forecast	(B)	3,450	470	180
Change	(B – A)	+ 50	(180)	(150)
Percentage change		+ 1.5%	– 27.7%	– 45.5%

Appendix

I. SMBC's earnings forecast for fiscal 2004 (Non-consolidated)

(Billions of yen)

	First half of fiscal 2004	Change from the previous forecast	Fiscal 2004	Change from the previous forecast
Banking profit (excluding transfer to general reserve for possible loan losses)	470	10	980	–
Ordinary profit	130	(70)	440	(60)
Net income	120	(10)	250	(30)
Total credit cost	(450)	(200)	(650)	(200)

(Points)

1. First half of fiscal 2004

Sumitomo Mitsui Banking Corporation (SMBC), a banking subsidiary of SMFG, estimates that banking profit (excluding transfer to general reserve for possible loan losses) exceeds the previous forecast and gains on stocks also increase due to acceleration of reduction in book value of shareholdings. On the other hand, total credit cost is estimated to increase compared with the previous forecast due to (1) the work-outs of NPLs to achieve the target of halving the problem asset ratio and (2) the addition of loan loss reserves to prepare better for future credit risks.

As a result, ordinary profit and net income are expected to be, respectively, 70 billion yen and 10 billion yen, lower than the previous forecasts.

2. Fiscal 2004

Full term earnings for fiscal 2004 are projected to decline slightly, mainly due to the revision of the forecast for the first half as described above.

<Reference>

SMFG's consolidated earnings forecast for fiscal 2004

(Billions of yen)

	First half of fiscal 2004	Change from the previous forecast	Fiscal 2004	Change from the previous forecast
Ordinary profit	115	(155)	470	(180)
Net income	55	(95)	180	(150)
Total credit cost	(600)			

(Points)

1. First half of fiscal 2004

SMFG has decided that subsidiaries engaged in loan guarantees should additionally provide reserve for possible loan losses in order to strengthen its financial position on a consolidated basis. As a result of increase in credit cost, ordinary profit and net income are expected to decrease by 155 billion yen and 95 billion yen, respectively, compared with the previous forecasts.

2. Fiscal 2004

Full term earnings for fiscal 2004 are projected to decrease mainly due to the revision of the forecast for the first half of fiscal 2004 as described above.

II. Problem assets based on the Financial Reconstruction Law (SMBC, Non-consolidated)

(Billions of yen, %)

	Sept. 30, 2004 Estimate (1)	March 31, 2004 Result (2)	Change (1) - (2)
Problem assets based on the Financial Reconstruction Law	Approximately 2,480	2,811.2	Approximately (330)
Problem asset ratio	4.4%	5.0%	– 0.6%

Reduction by half the March 2002 level (8.9%)

March 31, 2003 Result	March 31, 2002 Result
5,261.3	5,920.3
8.4%	8.9%

(Points)

1. In the first half, problem assets are expected to decrease by approximately 330 billion yen from March 31, 2004 and the problem asset ratio is expected to decline to 4.4% at September 30, 2004.
   >>> The target of halving the problem asset ratio by March 31, 2005 compared with the March 2002 level is expected to be achieved half a year ahead of the original schedule.

2. SMBC plans to further reduce the problem assets to less than 2 trillion yen (problem asset ratio: less than 4% range) at March 31, 2005.

III. Net unrealized gains on other securities (SMBC, Non-consolidated)

(Billions of yen)

	Sept. 30, 2004 Estimate (1)	March 31, 2003 Result (2)	Change (1) - (2)
Net unrealized gains (losses) on other securities	460	556.3	(96.3)
Stocks	560	651.1	(91.1)
Others	(100)	(94.8)	(5.2)

VI. Capital ratio (SMFG, Consolidated)

	Sept. 30, 2004 Estimate	March 31, 2004 Result
Consolidated capital ratio	Approximately 11% (*)	11.37 %

(*) SMFG resolved at the meeting of the Board of Directors held on September 30, 2004 to repurchase capital stock (up to 270 billion yen; from October 1, 2004 to March 31, 2005) pursuant to the provisions of Article 211-3, Paragraph 1, Item 2 of the Commercial Code of Japan. SMFG has not repurchased any capital stock as of September 30, 2004.

平成16年10月29日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

当社連結子会社（株式会社関西アーバン銀行）の業績予想の修正について

当社の連結子会社である株式会社関西アーバン銀行が、平成16年5月24日の決算発表時に公表した業績予想を別添資料のとおり修正しましたのでお知らせ致します。

以　上

【本件に関するお問合せ先】
広報部　古舘　　ＴＥＬ：03－5512－2678

FASF

平成16年10月29日

各　位

会社名　株式会社　関西アーバン銀行
代表者名　頭　取　伊藤　忠彦
（コード番号　8545　大証第一部）
問合せ先　財務企画部長　正岡　重哉
電話番号　06-6281-7000（代表）

平成17年3月期中間業績予想の修正に関するお知らせ

1．中間業績予想の修正

平成16年5月24日に発表いたしました平成17年3月期中間業績予想について、下記のとおり修正いたします。

（1）連結中間業績予想の修正（平成16年4月1日～平成16年9月30日）

（単位：百万円）

	経常収益	経常利益	中間純利益
前回予想（A）	34,100	3,500	2,000
今回修正（B）	34,600	7,300	4,900
増減額（B－A）	＋500	＋3,800	＋2,900
増減率（%）	＋1.4	＋108.5	＋145.0
前中間期実績（平成15年9月期）	24,314	2,575	1,398

（注）前中間期実績は、旧関西銀行の計数

（2）単体中間業績予想の修正（平成16年4月1日～平成16年9月30日）

（単位：百万円）

	経常収益	経常利益	中間純利益
前回予想（A）	28,500	3,200	1,800
今回修正（B）	29,000	7,100	4,800
増減額（B－A）	＋500	＋3,900	＋3,000
増減率（%）	＋1.7	＋121.8	＋166.6
前中間期実績（平成15年9月期）	18,932	2,479	1,595

（注）前中間期実績は、旧関西銀行の計数

2．修正の理由

＜単体＞

中小企業向貸出や個人ローンを中心に貸出金が前年度末比905億円（5.4%）、前年同期比1,374億円（8.4%）と順調に増加し、本業の収益を示すコア業務純益が当初予想の80億円を大きく上回り96億円となる見込みであります。

さらに不良債権の新規発生が減少し、不良債権処理費用が当初予想を下回ったため、経常利益、中間純利益ともに当初予想を大幅に上回る見込みとなりました。

なお、合併効果もあり、中間期としてはコア業務純益、経常利益、中間純利益とも過去最高益を更新する見通しであります。

＜連結＞

連結業績予想につきましては、主に銀行単体の修正によるものであります。

なお、平成17年3月期の通期業績予想につきましては、11月の中間決算発表時に公表する予定であります。

（ご参考）

（記載金額は単位未満切捨てしております）

1．経営指標の実績（単体ベース）

（単位：億円）

	15年9月期	16年3月期 実績	16年9月期 見込	対比 15年9月期比	16年3月期比
コア業務純益	61	128	96	＋35	－
経常利益	24	68	71	＋47	－
中間（当期）純利益	15	193	48	＋33	－
自己資本比率	8.33%	8.65%	8.60%	＋0.27%	△0.05%
税効果依存度(対Tier1比率)	48.1%	27.2%	22.4%	△25.7%	△4.8%
不良債権比率	8.5%	5.7%	4.7%	△3.8%	△1.0%
コアＲＯＡ	0.92%	0.76%	0.89%	△0.03%	＋0.14%
コアＲＯＥ	27.8%	23.6%	28.5%	＋0.7%	＋4.9%
コアＯＨＲ	57.6%	60.1%	60.0%	＋2.4%	△0.1%

※15年9月期実績は、旧関西銀行の計数

2．預貸金の実績

（単位：億円）

	15年9月期 実績	16年3月期 実績	16年9月期 見込	対比 15年9月期比	増減率	16年3月期比
預金残高	19,393	19,002	19,476	＋83	＋0.4%	＋474
うち個人預金	13,624	14,357	14,230	＋606	＋4.4%	△127
貸出金残高	16,250	16,719	17,624	＋1,374	＋8.4%	＋905
うち住宅ローン	5,567	5,928	6,096	＋529	＋9.5%	＋168

※15年9月期実績は、旧関西銀行と旧関西さわやか銀行の単純合算計数

以　上

(English Translation)

Sumitomo Mitsui Financial Group Announces
Revision of Earnings Forecasts of
a Consolidated Subsidiary (Kansai Urban Banking Corporation)

TOKYO, October 29, 2004 --- Sumitomo Mitsui Financial Group, Inc. (SMFG) hereby announces that Kansai Urban Banking Corporation, a consolidated subsidiary of SMFG, has revised its earnings forecast published on May 24, 2004 (see Appendix).

(Appendix)

Kansai Urban Banking Corporation Announces
Revision of Earnings Forecast for the Six Months Ended September 30, 2004

OSAKA, Japan, October 29, 2004--- Kansai Urban Banking Corporation (KUBC) announced today the revision of its previous earnings forecast for the six months ended September 30, 2004, which was published on May 24, 2004 .

1. Revision of Earnings Forecast for the Six Months ended September 30, 2004

(Consolidated) (Millions of Yen)

	Total Income	Ordinary Profit	Net Income
Previous Forecast (A)	34,100	3,500	2,000
Revised Forecast (B)	34,600	7,300	4,900
Difference (B)−(A)	500	3,800	2,900
Percentage Change	1.4%	108.5%	145.0%
(Ref.) Previous 1st Half	24,314	2,575	1,398

*Previous 1st Half: Consolidated results of the former Bank of Kansai, Ltd.

(Non-consolidated) (Millions of Yen)

	Total Income	Ordinary Profit	Net Income
Previous Forecast (A)	28,500	3,200	1,800
Revised Forecast (B)	29,000	7,100	4,800
Difference (B)−(A)	500	3,900	3,000
Percentage Change	1.7%	121.8%	166.6
(Ref.) Previous 1st Half	18,932	2,479	1,595

*Previous 1st Half: Non-consolidated results of the former Bank of Kansai, Ltd.

2. Factors behind the revision

(1) Non-consolidated earnings

Loans and bills discounted are expected to increase 90.5 billion yen (5.4%) from March-end 2004 and 137.4 billion yen (8.4%) from September-end 2003 mainly due to increase in loans to small and medium-sized enterprises and individuals. As a result, core banking profit is expected to have amounted to 9.6 billion yen, greatly exceeding the previous forecast of 8.0 billion yen.

In addition, due to lower-than-expected credit cost from fewer occurrences of problem loans, ordinary profit and net income are expected to be higher than previously forecast.

Thanks to the above and the merger effect, core banking profit, ordinary profit and net income are expected to increase to record-high levels.

(2) Consolidated earnings

The revision of consolidated earnings forecast is mainly due to the revision of non-consolidated earnings.

KUBC will publish the earnings forecast for fiscal 2004 ending March 31, 2005 on the announcement day of financial results for the first half of fiscal 2004 scheduled in November.

(References)

1. Major Indicators (Non-consolidated)

(Billions of Yen)

	2003/9 Actual	2004/3 Actual	2004/9 Estimate	Change	
				From 2003/9	From 2004/3
Core Banking Profit	6.1	12.8	9.6	3.5	—
Ordinary Profit (loss)	2.4	6.8	7.1	4.7	—
Net Income (loss)	1.5	19.3	4.8	3.3	—
Capital ratio	8.33%	8.65%	8.60%	0.27%	(0.05%)
Deferred tax assets / Tier1	48.1%	27.2%	22.4%	(25.7%)	(4.8%)
NPL ratio	8.5%	5.7%	4.7%	(3.8%)	(1.0%)
Core ROA	0.92%	0.76%	0.89%	(0.03%)	0.14%
Core ROE	27.8%	23.6%	28.5%	0.7%	4.9%
Core OHR	57.6%	60.1%	60.0%	2.4%	(0.1%)

* 2003/9 Actual: Non-consolidated results of the former Bank of Kansai, Ltd.

2. Deposits and Loans

(Billions of Yen)

	2003/9 Actual	2004/3 Actual	2004/9 Estimate	Change		
				From 2003/9	Percentage change	From 2004/3
Deposits	1,939.3	1,900.2	1,947.6	8.3	0.4%	47.4
Individuals' deposits	1,362.4	1,435.7	1,423.0	60.6	4.4%	(12.7)
Loans	1,625.0	1,671.9	1,762.4	137.4	8.4%	90.5
Housing loans	556.7	592.8	609.6	52.9	9.5%	16.8

* 2003/9 Actual: Sum of non-consolidated figures of the former Bank of Kansai, Ltd. and Kansai Sawayaka Bank

平成16年11月1日

各　位

株式会社 三井住友フィナンシャルグループ
（コード番号8316）

ToSTNeT-2による自己株式の買付け及び公的資金の返済に関するお知らせ

株式会社三井住友フィナンシャルグループ（社長　西川善文）は、ToSTNeT-2による自己株式の買付け及び公的資金の返済に関し、下記の通りお知らせいたします。

記

1. ToSTNet-2による自己株式の買付け

当社は、商法第211条の3第1項第2号の規定に基づく自己株式の具体的な取得方法について、以下の通り決定いたしました。

(1) 取得の方法
本日（平成16年11月1日）の終値668,000円で、平成16年11月2日午前8時45分の東京証券取引所のToSTNeT-2（終値取引）において買付けの委託を行う（その他の取引制度や取引時間への変更は行わない）。当該買付注文は当該取引時間限りの注文とする。

(2) 取得の内容
①取得する株式の種類　：当社普通株式
②取得する株式の総数　：401,705株
（注 1）当該株数の変更は行わない。なお、市場動向等により、一部又は全部の取得が行われない可能性もある。
（注 2）取得予定株式数に対当する売付注文をもって買付けを行う。
③取得結果の公表　：平成16年11月2日午前8時45分の取引時間終了後に取得結果を公表する。

（ご参考）平成16年9月30日開催の取締役会における決議内容
・取得する株式の種類　：当社普通株式
・取得する株式の総数　：405,000株（上限）
・株式の取得価額の総額　：2,700億円（上限）
・平成16年11月1日現在における進捗状況
取得した株式の総数　：0株
取得価額の総額　：0円

2. 公的資金の返済

当社は、上記 1. の買付けに対当させるべく、整理回収機構を通じ預金保険機構に対し、整理回収機構が保有する当社普通株式(注 1)の処分に係る申出を行い、本日承認をいただきました (注 2)。

(注 1) 当社が発行し整理回収機構が保有している公的資金優先株式の一部が以下の要領で普通株式に転換されたものです。

名称	第一種優先株式	第三種優先株式	合計
転換総額	960 億円	1,050 億円	2,010 億円
転換された優先株式数	32,000 株	105,000 株	－
転換価格	947,100 円	349,600 円	－
転換日	平成 16 年 9 月 30 日	平成 16 年 9 月 30 日	－
転換により発行された普通株式数	101,362.06 株	300,343.25 株	401,705.31 株

(注 2) 整理回収機構が保有する当社普通株式のうち 1 株に満たない端数部分 (0.31 株) については、平成 16 年 11 月 2 日に商法第 220 条の 6 の規定に基づく買取請求をしていただくようあわせて申出を行い、承認をいただきました。

以　上

＜本件に関するお問い合わせ先＞
広報部　古舘　　TEL 03-5512-2678

この「ToSTNeT-2 による自己株式の買付け及び公的資金の返済に関するお知らせ」は、一般に公表するために作成されたものであり、日本国内外を問わず一切の投資勧誘もしくはそれに類する行為のために作成されたものではございません。

(English Translation)

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Repurchase of Capital Stock through ToSTNeT-2 and Repayment of Public Funds

TOKYO, November 1, 2004 --- Sumitomo Mitsui Financial Group, Inc. ("SMFG," President and CEO: Yoshifumi Nishikawa) herewith makes an announcement regarding repurchase of its capital stock through ToSTNeT-2 and repayment of public funds.

PARTICULARS

1. Repurchase of capital stock through ToSTNeT-2

SMFG determined the method for repurchasing its capital stock pursuant to Article 211-3, Paragraph 1, Item 2, of the Commercial Code of Japan, as follows.

(1) Method of repurchase

SMFG will place a purchase order for its shares of common stock through ToSTNeT-2 (closing price orders) for execution at 8:45 a.m. on November 2, at 668,000 yen per share, the closing price as of November 1, 2004, of its common shares traded on the first section of the Tokyo Stock Exchange (SMFG will not change the method of trading or the proposed trading time). The purchase order will be valid only at the trading time mentioned above.

(2) Details of repurchase

A) Type of capital stock to be repurchased : SMFG's common stock

B) Total number of shares to be repurchased : 401,705 shares

(Note 1)
The number of shares to be repurchased will not be changed. Depending on the market conditions, however, there is a possibility that a part or all of such shares may not be repurchased.

(Note 2)
Repurchase will be made to the extent that sell-orders match purchase-orders.

C) Announcement of the result of repurchase : The result of the repurchase will be announced after the close of the transactions at 8:45 a.m. on November 2, 2004.

(REFERENCE)

The summary of resolutions of the Board of Directors held on September 30, 2004

- Type of capital stock to be repurchased : SMFG's common stock
- Total number of shares to be repurchased : Up to 405,000 shares
- Total amount of repurchase price : Up to JPY 270 billion
- Progress of repurchase as of November 1, 2004
  - Total number of common stock repurchased : None
  - Total amount of repurchase price : None

2. Repayment of public funds

SMFG requested the Deposit Insurance Corporation of Japan ("DIC") through the Resolution and Collection Corporation ("RCC") for a disposal of SMFG common shares(*1) owned by RCC with a view to dealing with the above-mentioned purchase-orders, and the request has been approved today.(*2)

(REFERENCE 1)

The SMFG common shares owned by RCC were issued upon conversion of the public fund preferred stocks owned by RCC as follows.

Type of Preferred Stock	Type 1 Preferred Stock	Type 3 Preferred Stock	Total Amount
Total Amount of Conversion	JPY 96 billion	JPY 105 billion	JPY 201 billion
Number of Shares of Preferred Stock Converted	32,000 shares	105,000 shares	—
Conversion Price	JPY 947,100	JPY 349,600	—
Date of Conversion	September 30, 2004	September 30, 2004	—
Number of Shares of Common Stock Issued upon Conversion	101,362.06 shares	300,343.25 shares	401,705.31 shares

(REFERENCE 2)

SMFG also requested DIC through RCC that RCC should exercise its right to sell its SMFG fractional shares (0.31 share) on November 2, 2004, pursuant to Article 220-6 of the Commercial Code of Japan, and the request has been approved today.

平成16年11月2日

各　位

株式会社 三井住友フィナンシャルグループ
(コード番号8316)

ToSTNeT-2による自己株式の取得結果に関するお知らせ

株式会社三井住友フィナンシャルグループ（社長　西川善文）は、昨日（平成16年11月1日）お知らせした自己株式の取得につき、本日下記の通り実施いたしましたので、お知らせいたします。

記

1. 取得した株式の種類　：当社普通株式
2. 取得した株式の総数　：400,805株
3. 取得価格　：668,000円（総額267,737,740,000円）
4. 取得日　：平成16年11月2日（火曜日）
5. 取得方法　：東京証券取引所のToSTNeT-2（終値取引）による買付け

（ご参考）平成16年9月30日開催の取締役会における決議内容

- 取得する株式の種類　：当社普通株式
- 取得する株式の総数　：405,000株（上限）
- 株式の取得価額の総額　：2,700億円（上限）
- 平成16年11月2日現在における進捗状況
  取得した株式の総数　：400,805株
  取得価額の総額　：267,737,740,000円

以　上

＜本件に関するお問い合わせ先＞
広報部　古舘　　TEL 03-5512-2678

(English Translation)

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Results of Repurchase of Capital Stock

TOKYO, November 2, 2004 --- Sumitomo Mitsui Financial Group, Inc. ("SMFG," President and CEO: Yoshifumi Nishikawa) hereby announces the results of the repurchase of its capital stock, the repurchase originally published yesterday (November 1, 2004).

PARTICULARS

1. Type of capital stock repurchased : SMFG's common stock
2. Total number of shares repurchased : 400,805 shares
3. Repurchase price : JPY 668,000 (Total amount: JPY 267,737,740,000)
4. Date of repurchase : November 2, 2004 (Tuesday)
5. Method of repurchase : Purchase through ToSTNeT-2 (closing price orders)

(REFERENCE)

The summary of resolutions of the Board of Directors held on September 30, 2004

- Type of capital stock to be repurchased : SMFG's common stock
- Total number of shares to be repurchased : Up to 405,000 shares
- Total amount of repurchase price : Up to JPY 270 billion
- Progress of repurchase as of November 2, 2004
  - Total number of shares repurchased : 400,805 shares
  - Total amount of repurchase price : JPY 267,737,740,000

平成16年11月19日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

当社連結子会社（株式会社関西アーバン銀行）の業績予想の修正について

当社の連結子会社である株式会社関西アーバン銀行が、平成16年5月24日の決算発表時に公表した業績予想を別添資料のとおり修正しましたのでお知らせ致します。

以　上

【本件に関するお問合せ先】
広報部　古舘　　ＴＥＬ：03－5512－2678

FASF

平成16年11月19日

各　位

会社名　株式会社　関西アーバン銀行
代表者名　頭　取　伊藤　忠彦
（コード番号　8545　大証第一部）
問合せ先　財務企画部長　正岡　重哉
電話番号　06-6281-7000（代表）

平成17年3月期業績予想の修正に関するお知らせ

1．業績予想の修正

平成16年5月24日に発表いたしました平成17年3月期業績予想について、下記のとおり修正いたします。

（1）単体業績予想の修正（平成16年4月1日～平成17年3月31日）

（単位：百万円）

	経常収益	経常利益	当期純利益
前回予想（A）	57,000	7,200	3,800
今回修正（B）	58,000	9,100	5,500
増減額（B－A）	＋1,000	＋1,900	＋1,700
増減率（%）	＋1.7	＋26.3	＋44.7
前期実績(平成16年3月期)	40,693	6,840	19,332

（2）連結業績予想の修正（平成16年4月1日～平成17年3月31日）

（単位：百万円）

	経常収益	経常利益	当期純利益
前回予想（A）	68,300	7,500	3,900
今回修正（B）	69,000	9,300	5,600
増減額（B－A）	＋700	＋1,800	＋1,700
増減率（%）	＋1.0	＋24.0	＋43.5
前期実績(平成16年3月期)	71,241	10,249	5,752

2．修正の理由

＜単体＞

中小企業向貸出や個人ローンを中心に貸出金が引き続き順調に増加し、本業の収益を示すコア業務純益が当初予想の170億円を大きく上回る182億円となる見込みであります。また、不良債権処理額も70億円と当初予想を下回る見込みであることから、経常利益、当期純利益とも前回予想比上方修正をいたします。

＜連結＞

連結業績予想につきましては、主に銀行単体の修正によるものであります。

以　上

(English Translation)

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Financial Group Announces
Revision of Earnings Forecasts of
a Consolidated Subsidiary (Kansai Urban Banking Corporation)

TOKYO, November 19, 2004 --- Sumitomo Mitsui Financial Group, Inc. (SMFG) announced today that Kansai Urban Banking Corporation, a consolidated subsidiary of SMFG, has revised its earnings forecast for the fiscal year 2004 ending March 31, 2005, published on May 24, 2004 (see Appendix).

(Appendix)

Kansai Urban Banking Corporation Announces Revision of Earnings Forecast for Fiscal Year 2004

OSAKA, Japan, November 19, 2004--- Kansai Urban Banking Corporation (KUBC) announced today the revision of its previous earnings forecast for the fiscal year ending March 31,2005, which was published on May 24, 2004 .

1. Revision of Earnings Forecast (Fiscal year ending March 31,2005)

(Non-consolidated) (Millions of Yen)

	Total Income	Ordinary Profit	Net Income
Previous Forecast (A)	57,000	7,200	3,800
Revised Forecast (B)	58,000	9,100	5,500
Difference (B)−(A)	1,000	1,900	1,700
Percentage Change	1.7%	26.3%	44.7%
(Ref.) Year ended March 31,2004	40,693	6,840	19,332

(Consolidated) (Millions of Yen)

	Total Income	Ordinary Profit	Net Income
Previous Forecast (A)	68,300	7,500	3,900
Revised Forecast (B)	69,000	9,300	5,600
Difference (B)−(A)	700	1,800	1,700
Percentage Change	1.0%	24.0%	43.5%
(Ref.) Year ended March 31,2004	71,241	10,249	5,752

2. Factors behind the revision

(1) Non-consolidated earnings

Loans are expected to increase steadily, mainly due to the increase in loans to small and medium-sized enterprises and individuals. As a result, core banking profit is expected to total 18.2 billion yen, greatly exceeding the previous forecast of 17.0 billion yen.

In addition, credit cost is expected to total 7.0 billion yen, lower than previously forecasted.

Due to the reasons above, ordinary profit and net income on a non-consolidated basis will be higher than previously forecasted.

(2) Consolidated earnings

The revision of consolidated earnings forecast is mainly due to the revision of non-consolidated earnings.